Jason L. Bradshaw

Senior Variable Compliance Consultant

North American Companies

for Life and Health Insurance

525 West Van Buren • Chicago, Illinois 60607

Phone:  800.800.3656, Ext. 27878 • Fax: 312.648.7778

E-Mail:  jbradshaw@sfgmembers.com

November 30, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

 RE: Midland National Life Separate Account C

Commissioners:

Enclosed for filing under the Securities Act of 1933 please find a copy of a Registration Statement on form N-4, registering a new class of variable annuity policies under that Act.

The Midland National Life Separate Account C ("Separate Account ") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-07772) in connection with other variable annuity products.

Financial statements, exhibits not included herein, and certain other information will be added by pre-effective amendment.

If you have any comments or questions about this filing, please contact Fred Bellamy of Eversheds-Sutherland (US) at 202-383-0126 or fredbellamy@eversheds-sutherland.com.

Sincerely,

/s/ Jason L Bradshaw

Jason L. Bradshaw

Senior Variable Compliance Consultant

cc:        Frederick R. Bellamy

            Eversheds-Sutherland (US)

As filed with the Securities and Exchange Commission on November 30, 2017
Registration Nos. 333-
811-07772

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	x
Pre-Effective Amendment No.	o
Post-Effective Amendment No.	o
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY	o
ACT OF 1940
Amendment No. 132	x

MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C
(Exact Name of Registrant)

MIDLAND NATIONAL LIFE INSURANCE COMPANY
(Name of Depositor)

One Sammons Plaza, Sioux Falls, SD 57193
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code:
(605) 335-5700

Name and Address of Agent for Service:	Copy to:

Brian Hansen	Frederick R. Bellamy, Esq.
Senior Vice President, General Counsel & Secretary	Eversheds-Sutherland (US)
Midland National Life Insurance Company	700 Sixth Street, NW, Suite 700
Sammons Financial Group	Washington, DC 20001-3980
4350 Westown Parkway
West Des Moines, IA 50266

It is proposed that this filing will become effective:
o	Immediately upon filing pursuant to paragraph (b) of Rule 485
o	On	pursuant to paragraph (b) of Rule 485
o	60 days after filing pursuant to paragraph (a) of Rule 485
o	On	pursuant to paragraph (a) of Rule 485

Title of securities being registered:
LiveWell Freedom Variable Annuity
Individual Flexible Premium Variable Annuity Contracts.

Approximate Date of Proposed Public Offering:
----------------------------------------------------------

As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a)
of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

LiveWell Freedom Variable Annuity Prospectus

May 1, 2018

An Individual Flexible Premium Deferred Variable Annuity

issued by: Midland National Life Insurance Company

through the Midland National Life Separate Account C

This prospectus describes what You should know before purchasing the LiveWell Freedom Variable Annuity Contract.  Please read this prospectus carefully and keep it for future reference.

The LiveWell Freedom Variable Annuity (the “Contract”) is designed to aid in long-term financial planning and provides for accumulation of capital on a tax-deferred basis for retirement or other savings needs.  The minimum initial premium for a Contract is $50,000.

The investment options available under Your Contract are listed on the following pages.  No one insures or guarantees any of these investments.  Separate prospectuses describe the investment objectives, policies and risks of each investment option.

Replacing an existing annuity with the Contract may not be of financial benefit to You.  Your existing annuity may be subject to fees or penalties on surrender.  Compare the fees, charges, coverage provisions and limitations, if any, of Your existing contract with those of the Contract described in this prospectus.

The Contract includes a Guaranteed Lifetime Withdrawal Benefit (“GLWB”) that guarantees, under certain circumstances, that You can withdraw the lifetime payment amount each Contract year for as long as the covered person lives, regardless of investment performance and even if the Contract’s accumulation value has gone to zero. Partial withdrawals during a Contract year in excess of the lifetime payment amount may negatively impact the lifetime payment amount.  There is a charge for this benefit.

We pay compensation to broker/dealers whose registered representatives sell the Contract.  See “Distribution of the Contracts” for additional information about the compensation We pay.

A Statement of Additional Information (“SAI”) about the Contract and the Midland National Life Separate Account C, dated May 1, 2018 has been filed with the Securities and Exchange Commission (“SEC”).  The SAI is available free of charge by accessing the SEC’s Internet website (www.sec.gov) or upon request, free of charge, by writing to Us at Our Customer Service Center, Midland National Life Insurance Company, P.O. Box 758547, Topeka, Kansas 66675-8547 or by calling Our Customer Service Center toll-free (866) 747-3421.  The table of contents of the SAI is included at the end of this prospectus and is incorporated herein by reference.  The SEC maintains a website (www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC.

You may allocate Your premiums to the Separate Account investment options (see Definitions) that invest in a specified mutual fund (“portfolio”).  The investment options invest in the following series, funds or trusts:

• American Funds Insurance Series®	• Legg Mason Partners Variable Income Trust
• BlackRock Variable Series Funds, Inc.	• MFS Variable Insurance Trust II
• Deutsche Variable Insurance Portfolios	• Oppenheimer Variable Account Funds
• Janus Aspen Series	• PIMCO Variable Insurance Trust

Your accumulation value in the investment options will increase or decrease based on the investment performance of the investment options.  You bear this risk.  No one insures or guarantees any of these investments.  Separate prospectuses  (or summary prospectuses) describe the investment objectives, policies, risks, and expenses of the portfolios.  Because of the GLWB feature, the investment options available under this Contract are more limited than the investment options available under many other variable annuity contracts, and You must allocate between 60% and 80% of your accumulation value to equity investment options.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE CONTRACT DESCRIBED IN THIS PROSPECTUS IS NOT A BANK DEPOSIT, NOT AN OBLIGATION OF A BANK, AND IS NOT GUARANTEED BY A BANK.  THIS CONTRACT IS NOT INSURED OR GUARANTEED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. THE CONTRACT INVOLVES INVESTMENT RISK INCLUDING POSSIBLE LOSS OF PRINCIPAL.

The Separate Account investment options (the “subaccounts”) currently available under Your Contract are listed below:

Bond
1. BlackRock Total Return V.I. Fund Class III
2. Janus Henderson Flexible Bond Portfolio Service Shares
3. MFS VIT II Corporate Bond Portfolio Service Class
4. PIMCO Total Return Portfolio Advisor Class
5. Western Asset Variable Core Bond Plus Portfolio Class II

Equity
6. American Funds IS Blue Chip Income and Growth Fund Class 4
7. BlackRock Large Cap Growth V.I. Fund Class III
8. BlackRock S&P 500 V.I. Fund Class II
9. Deutsche Equity 500 Index VIP-B
10. Oppenheimer Main Street Fund/VA Service Class

There is a restriction of a maximum of 80% equity allocation and a minimum of 60% equity allocation.  There is also a requirement of rebalancing to the Contract owner’s specified asset allocation within these limits on each Contract quarter end.  Dollar Cost Averaging (DCA) is not available.

You can choose any combination of available funds as long as the equity allocation from 60% to 80% is maintained.

These investment options are open to new premiums and investment transfers.  More information  can be found in the appendices. “APPENDIX A – SEPARATE ACCOUNT INVESTMENT OPTIONS” highlights each subaccount’s investment objectives and adviser.

If You have received a summary prospectus for any of the mutual fund portfolios available through Your Contract, You may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information, shown on the front of the portfolio’s summary prospectus.

DEFINITIONS

SUMMARY

Features of LiveWell Freedom Variable Annuity

Your “Free Look” Right

Your Accumulation Value

Flexible Premium Payments

Investment Choices

Transfers

Frequent or Disruptive Transfers

Surrenders and Partial Withdrawals

Administrative Procedures

Risk of Increases in Fees and Charges

Death Benefit

Fees and Expenses

Contract Owner Transaction Expenses

Periodic Charges Other Than Portfolio Expenses

Range of Annual Operating Expenses for the Portfolios1

Expense Examples

Financial Information

Charges and Fees

Surrender Charge

Mortality and Expense Risk Charge

Asset Based Administration Charge

Guaranteed Lifetime Withdrawal Benefit Charge

State Premium Taxes

Investment Option Fees and Expenses

ADDITIONAL INFORMATION ABOUT LIVEWELL FREEDOM VARIABLE ANNUITY

Suitability of the Contract

Other Products

Inquiries and Correspondence

Electronic Account Information

State Variations

Our Separate Account C and Its Investment Options

Amounts in Our Separate Account

We Own the Assets of Our Separate Account

Our Right to Change How We Operate Our Separate Account

DETAILED INFORMATION ABOUT THE CONTRACT

Requirements for Issuance of a Contract

Free Look

Tax-Free “Section 1035” Exchanges

Premium Payments

Allocation of Premium Payments

Asset Allocation

Changing Your Premium Allocation Percentages

Your Accumulation Value

Transfers of Accumulation Value

Surrenders and Partial Withdrawals

Systematic Withdrawals

Portfolio Rebalancing

Guaranteed Lifetime Withdrawal Benefit (GLWB)

Lifetime Payment Percentage

GLWB Charge

Investment Limitations and Restrictions

IRS Required Minimum Distributions

GLWB Roll-Up

Effects of Partial Withdrawals (including Lifetime Payment Amounts) on the GLWB

Effect of Full Surrender on the GLWB Value

GLWB Freedom Date

Other GLWB Matters

Contract Termination

Death Benefit

CHARGES, FEES AND DEDUCTIONS

Mortality and Expense Risk Charge

Asset Based Administration Charge

GUARANTEED LIFETIME WITHDRAWAL BENEFIT CHARGE

Transfer Charge

Charges in the Portfolios

State Premium Taxes

Other Taxes

Surrender Charge

Free Withdrawal Amount

FEDERAL TAX STATUS

Introduction

Annuity Contracts in General

Qualified and Non-Qualified Contracts

Minimum Distribution Rules and Eligible Rollover Distributions

Diversification and Distribution Requirements

Owner Control

Surrenders and Partial Withdrawals

Multiple Contracts

Withholding

Annuity Payments

Partial Annuitization

Medicare Tax

Definition of Spouse under Federal Law

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

Taxation of Death Benefit Proceeds

Transfers, Assignments or Exchange of Contracts

Possible Tax Law Changes

Federal Estate, Gift and Generation-Skipping Transfer Taxes

Annuity Purchases by Residents of Puerto Rico

Foreign Tax Credits

Maturity Date

Electing an Annuity Payment Option

Fixed Payment Options

Payment Options

ADDITIONAL INFORMATION

Transfer Limitations

Midland National Life Insurance Company

Our Financial Condition

Portfolio Voting Rights

How We Determine Your Voting Shares

Voting Privileges of Participants in Other Companies

Our Reports to Owners

Contract Periods, Anniversaries

Dividends

Change of Address Notification

Modification to Your Contract

Your Beneficiary

Assigning Your Contract

When We Pay Proceeds from This Contract

Distribution of the Contracts

Regulation

Cybersecurity Risks

Legal Proceedings

Legal Matters

Financial Statements

STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A – SEPARATE ACCOUNT INVESTMENT OPTIONS

Investment Policies of the Portfolios

Availability of the Portfolios

APPENDIX B – STATE VARIATIONS

APPENDIX C – GLWB Examples

DEFINITIONS

For Your convenience, below is a glossary of the special terms We use in this prospectus.  These terms are generally in bold face type throughout this document.

Accumulation Unit means the units credited to each investment option in the Separate Account before the maturity date.

Accumulation value means the sum of the amounts You have in the investment option(s) of Our Separate Account under Your in force Contract. This may also be referred to as account value.

Annuitant means the person whose life is used to determine the amount and duration of any annuity payments involving life contingencies. The annuitant may not be changed during the annuitant’s lifetime.

Annuitization means an election of an annuity payment option.

Annuitize means an election to receive regular income payments from Your Contract under one of the annuity payment options.  An election to annuitize Your Contract may be irrevocable.  If You elect to annuitize Your Contract, You will no longer be able to exercise any liquidity (e.g., withdrawal or surrender) provision that may have previously been available.

Beneficiary means the person or persons to whom the Contract’s death benefit will be paid in the event of the death of the owner.

Business Day means any day the New York Stock Exchange is open for regular trading.  Our business day ends when the New York Stock Exchange closes for regular trading generally 3:00 p.m. Central Time.

Contract Anniversary means the same date in each Contract year as the issue date.

Contract Month means a month that starts on the same date as the issue date in each month.  For this purpose, if the issue date is not a calendar date in every month, then We look forward to the first day of the next calendar month.  For example, assume a Contract is issued on January 31st; subsequent Contract months will begin on the first day of each month (March 1, March 31, May 1, May 31, etc.).

Contract Quarter means a three-month period that starts on the same date as the issue date in each three-month period.  For this purpose, if the issue date is not a calendar date in every month, then We look forward to the first day of the next calendar month.  For example, assume a Contract is issued on January 31st; Contract quarters will begin on the first day of each quarter (May 1, July 31, and October 31).

Contract Year means a year that starts on the issue date or on each Contract anniversary thereafter.

Customer Service Center means where You must send correspondence, service or transaction requests, and inquiries to P.O. Box 758547 Topeka, Kansas, 66675-8547 or via fax (866) 511-7038. The toll free telephone number is (866) 747-3421. Please note: Premium payments must be sent to P.O. Box 758546, Topeka, Kansas, 66675-8546. The overnight mailing address is Midland National Customer Service Center, Mail Zone 547, 5801 SW 6th Avenue, Topeka, Kansas 66636-1001. This should only be used for mail delivered via a courier.

Death Benefit means the amount that We will pay to the beneficiary in the event of the death of the owner if the Contract is still in force.  The amount of the death benefit will be the accumulation value on the business day that Our Customer Service Center receives the required documentation in good order.

Freedom Date means the date Your accumulation value is no longer reduced for lifetime payment amounts, the GLWB charge is no longer assessed against the investment options and You have full access to the accumulation value without affecting the lifetime payment amount.

Gain means the difference, if any, between Your accumulation value and the total premiums received less any reduction for partial withdrawals on a dollar for dollar basis.

GLWB Charge means the quarterly charge that is assessed to Your accumulation value. The charge is calculated as a percentage of Your GLWB value. The GLWB charge at Contract issue is not guaranteed for the life of the contract.  The Company may change the GLWB charge on any contract anniversary with at least 30 days written notice, prior to the GLWB charge increase, to the Contract owner.

GLWB Covered Person means the owner of the Contract. In the case of joint owners, the GLWB covered person is the younger of the joint owners. Joint covered persons must be spouses. If the owner is a non-natural entity, then the annuitant is the GLWB covered person.

GLWB Value means the total premiums payments received increased each year by the GLWB roll-up credit, adjusted for partial withdrawals. The GLWB value is not the same as, or part of, the accumulation value; the GLWB value is not available for full or partial surrenders or annuitization.  It is only used in the calculation of the lifetime payment amount and the GLWB charge.

Good Order means all of the information necessary to process a transaction, as We determine in Our discretion.  Transaction requests will generally be processed on the business day they are received at the Customer Service Center as long as the request is in good order. For more detailed information see “Administrative Procedures” on page 11.

Gross Premium means Your premium payments before any partial withdrawals and any surrender charges.

Investment Option means an option or division of Our Separate Account which invests exclusively in one share class of one investment portfolio of a Trust or Fund.  Usage of the term subaccount(s) and Investment Division shall have the same meaning as Investment Option(s) throughout this prospectus.

Issue Age means the age of the owner on the last birthday before the issue date.

Issue Date means the date the Contract goes into effect and from which Contract anniversaries, Contract months, Contract quarters, and Contract years are determined.

Lifetime Payment Amount (LPA) means the amount available under the GLWB benefit set at the time of the first partial withdrawal in the Contract.  The lifetime payment amount is the GLWB value times the lifetime payment percentage applicable at the time of the first partial withdrawal in the Contract.  The lifetime payment amount is guaranteed to be available each Contract year during the life of the GLWB covered person while the Contract is in effect, provided total partial withdrawals in the Contract year follow the terms of the GLWB.  The lifetime payment amount is not subject to any surrender charge. The lifetime payment amount includes, but is not in addition to any penalty-free partial withdrawal amount.

Lifetime Payment Percentage (LPP) means the applicable lifetime payment percentage (individual or joint GLWB covered person) used in the calculation of the lifetime payment amount.

Maturity Date means the date, specified in Your Contract, on which income payments will begin.  The earliest possible maturity date is the 1st Contract anniversary at which time You may annuitize Your full accumulation value.  The maximum maturity date is the Contract anniversary immediately following the annuitant’s 115th birthday.

Maximum GLWB Value means 200% of the total premium deposited. The GLWB roll-up ends when the GLWB value reaches the maximum GLWB value.

Owner means the person(s) or entity that is named in the application or on the latest change filed with Us who is entitled to exercise all rights and privileges provided in the Contract.

Payee means the person who is entitled to receive annuity payments after annuitization.  On or after the maturity date, the owner will be the payee.  The beneficiary is the payee of the proceeds at the death of the Owner, if the date of death is prior to the maturity date.

Principal Office means Midland National Life Insurance Company’s principal place of business located at 4350 Westown Parkway, West Des Moines, IA  50266.  Please note: You must send all correspondence, service or transaction requests, inquiries, and premium payments to Our Customer Service Center.

Proof of Death means a certified copy of the death certificate or any other proof satisfactory to Us.

Separate Account means the Midland National Life Separate Account C which receives and invests Your premiums under the Contract.  Our Separate Account is divided into subaccounts.

Subaccount means an option or division of Our Separate Account which invests exclusively in one share class of one investment portfolio of a Trust or Fund.  Usage of the term subaccount(s) and Investment Division shall have the same meaning as Investment Option(s) throughout this prospectus.

Surrender Value means the Separate Account accumulation value on the date of surrender less any applicable surrender charge and any state premium tax, if applicable. This may also be referred to as cash surrender value.

Valuation Period means the time beginning at the close of regular trading on the New York Stock Exchange (generally 3:00 p.m., Central Time) on one business day and ending at the close of regular trading on the New York Stock Exchange on the next business day.  Midland National reserves the right to revise the definition of valuation period as needed in accordance with applicable federal securities laws and regulations.

Written Notice means a notice or request submitted in a written form satisfactory to Us, that is signed by the owner and received by Us at Our Customer Service Center in good order at P.O. Box 758547, Topeka, Kansas 66675-8547 or via fax (866) 511-7038. The overnight mailing address is Midland National Customer Service Center, Mail Zone 547, 5801 SW 6th Avenue, Topeka, Kansas 66636-1001.

SUMMARY

In this prospectus “We,” “Our,” “Us,” “Midland National,” and “Company” mean Midland National Life Insurance Company.  “You” and “Your” mean the owner of the Contract.  We refer to the person who is covered by the Contract as the “annuitant,” because the annuitant and the owner might not be the same.

This summary provides only a brief overview of the more important features of the Contract. The detailed information appearing later in this prospectus further explains the following summary.  Please read this entire prospectus, Your Contract and the SAI for more detailed information.  The prospectus discloses all material features and benefits of the Contract. Unless otherwise indicated, the description of the Contract in this prospectus assumes that the Contract is in force.

Features of LiveWell Freedom Variable Annuity

The LiveWell Freedom Variable Annuity, a flexible premium deferred variable annuity, described in this prospectus provides for accumulation of assets (the “accumulation value”) and payment of annuity payments.  The Contract is designed to aid individuals in long-term planning for retirement or other long-term purposes.

The Contract is available for situations that do not qualify for the special federal tax advantages available under the Internal Revenue Code (“Non-Qualified Contract”) and for retirement plans which do qualify for those tax advantages (“Qualified Contract”).  This Contract does not offer any additional tax benefits when purchased under a qualified plan.  See “Suitability of the Contract” on page 15 for more detailed information.

Replacing an existing annuity with the Contract may not be of financial benefit to You.  Your existing annuity may be subject to fees or penalties on surrender.  Compare the fees, charges, coverage provisions and limitations, if any, of Your existing annuity with those of the Contract described in this prospectus before replacing an existing annuity.

This Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes.  You should not buy this Contract:

•         if You are looking for a short-term investment; or

•         if You cannot risk getting back less money than You put in.

A significant feature of the Contract is the Guaranteed Lifetime Withdrawal Benefit (GLWB).  The GLWB guarantees, under certain circumstances, that You can withdraw the lifetime payment amount each Contract year for as long as the GLWB covered person lives, regardless of investment performance and even if the Contract’s accumulation value has gone to zero.   There is a charge for this benefit.  You should make sure that You understand the benefits and limitations of the GLWB and that it is appropriate for Your needs.

Your “Free Look” Right

You can examine the Contract and return it to Us for any reason within ten (10) days after You receive it for a refund of the accumulation value (which may be more or less than the premium payments You paid), or if greater and required by Your state, the original amount of Your premium payment.  Longer free look periods apply in some states and in certain situations.  See “Free Look” on page 19 for more details.

Your Accumulation Value

Your accumulation value depends on:

•         the amount and frequency of premium payments,

•         the selected subaccounts’ investment experience,

•         partial withdrawals, and

•         charges and deductions.

You bear the investment risk under the Contract.  There is no minimum guaranteed accumulation value and You could lose accumulation value invested in this Contract.

Flexible Premium Payments

You may pay premiums only in the first Contract year, and in whatever amount You want, within certain limits and subject to Our ability to refuse any premiums.  The minimum initial premium for a Contract is $50,000.  You may make additional payments of $1,000 or more only in the first Contract year.

Unless You receive approval from Us, the maximum amount of premium You can pay into this Contract prior to the maturity date is $2,000,000.  Also, an initial or additional premium that would cause the contract value of all annuities that You maintain with Midland National to exceed $5,000,000 requires Our prior approval.  This limit is calculated for each annuitant or owner and is based on all active annuity contracts.

Investment Choices

You allocate Your accumulation value to the investment options of Our Separate Account available under this Contract.  Because of the GLWB benefit feature, there are a limited number of investment options available,  and You must allocate between 60% and 80% of Your accumulation value to equity investment options and the remainder to bond investment options.

For a full description of the investment options, see the portfolios’ prospectuses or summary prospectuses, which accompany this prospectus.  See “APPENDIX A – SEPARATE ACCOUNT INVESTMENT OPTIONS” on page 48 for more information.

Each investment option pays a different investment management or advisory fee and has different operating expenses.  More detail concerning each investment options’ fees and expenses is contained in the prospectus provided by the fund company.

We allocate Your premiums and investment allocations to the investment options You choose.  The value of Your Contract will fluctuate daily during the accumulation period depending on the investment options You have chosen; You bear the investment risk.

Transfers

We currently do not charge for transfers between investment options, but reserve the right to charge $15 per transfer for transfers in excess of 15 per Contract year. If assessed, this charge will be deducted from the amount that is transferred prior to the allocation to a different investment option. The fee is waived for transfers in connection with automatic rebalancing programs. We also reserve the right to limit the number of transfers You may make and may otherwise modify or terminate transfer privileges if required by Our business judgment or in accordance with applicable law or pursuant to Our agreements with the underlying portfolios.  We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all, or specific Contract owners.  See “Transfer Limitations” on page 21 for more information. Your ability to make transaction requests may be limited as to the time, frequency and dollar amount when using a third-party investment adviser.

Frequent or Disruptive Transfers

Frequent, large, programmed, or short-term transfers among the investment options can cause risks with adverse effects for other Contract owners (and beneficiaries and portfolios).  These risks and harmful effects include:

•         dilution of the interests of long-term investors in an investment option if transfers into the option are made at unit values that are priced below the true value or transfers out of the investment option are made at unit values priced higher than the true value (some “market timers” attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

•         an adverse effect on portfolio management, such as causing the portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals; and

•         increased brokerage and administrative expenses.

In addition, because other insurance companies and/or retirement plans may invest in the portfolios, the risk exists that the portfolios may suffer harm from frequent, programmed, large, or short-term transfers among investment options of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

Individuals or organizations that use market-timing strategies and make frequent transfers should not purchase the Contract.

Surrenders and Partial Withdrawals

You may generally withdraw all or part of Your surrender value at any time, before annuity payments begin.  Withdrawals, also known as partial withdrawals, will reduce Your accumulation value which will affect the death benefit on this Contract.  See “Surrenders and Partial Withdrawals” on page 21 for more information.  The amount You request (plus any surrender charge, if applicable) will be deducted from Your accumulation value. You may take a surrender in a lump sum or choose to elect an income through annuitization that will continue as long as You live or for some other period You elect.  See “Free Withdrawal Amount” on page 30 for more information. Partial withdrawals in excess of the lifetime payment amount may negatively impact the GLWB benefit.

You may also elect a systematic withdrawal option.  See “Systematic Withdrawals” on page 22.

A partial withdrawal or surrender (including withdrawals to pay third-party investment advisers) may have negative tax consequences, including a 10% tax penalty on certain surrenders prior to age 59 ½.  Under Non-Qualified Contracts, gain, if any, is withdrawn first for tax purposes and is taxed as ordinary income.  See “FEDERAL TAX STATUS” on page 32, and “Electing an Annuity Payment Option” on page 37.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means at Our Customer Service Center, subject to Our administrative procedures, which vary depending on the type of service requested and may require proper completion of certain forms, providing appropriate identifying information and/or other administrative requirements.  We will process Your request at the accumulation unit value next determined after You have met all administrative requirements in good order.

Good order means that all of the information necessary to process a transaction is provided. This includes any required forms are completely and accurately filled out and that We have all the signatures and other information We require, including written notice and proper notification, as We determine in Our discretion. To the extent applicable, this information and documentation generally includes Your completed application or service form, the Contract number, the transaction amount (in dollars or percentages as applicable), the full names of and allocations to and/or from the investment options affected by the requested transaction, the signatures of all Contract owners, exactly as registered on the Contract, social security number or taxpayer I.D. and any other information or supporting documentation that We may require.  Please sign and date all of Your requests. With respect to premium payments, good order also generally includes receipt of sufficient funds by Us to effect the purchase.  We may, in Our sole discretion, determine whether any particular transaction request is in good order, and We reserve the right to change or waive any good order requirements at any time.

For transactions submitted by telephone, facsimile or internet, the transaction must be completed in good order prior to the close of regular trading of the New York Stock Exchange, generally 3:00 p.m. Central Time.

Risk of Increases in Fees and Charges

Certain fees and charges assessed against the Contract are currently at levels below the guaranteed maximum levels. We may increase these fees and charges up to the guaranteed maximum levels for newly issued contracts. Fees and changes may not be changed after a contract has been issued, except for the charge for the Guaranteed Lifetime Withdrawal Benefit (GLWB), which can change after the Contract is issued.

Death Benefit

The LiveWell Freedom Variable Annuity Contract pays a death benefit when the owner dies before the maturity date, if the Contract is still in force.

If the owner dies on or after the maturity date, then any remaining guaranteed amounts, other than the amount payable to, or for the benefit of, the owner’s surviving spouse, must be paid at least as rapidly as the benefits were being paid at the time of the owner’s death.  Other rules relating to distributions at death apply to Qualified Contracts.  State premium taxes may also be deducted from all death benefit proceeds. See “Death Benefit” on page 29 for more information.

Fees and Expenses

The following tables list the fees and expenses that You will pay when buying, owning, and surrendering the Contract.

Contract Owner Transaction Expenses

The first set of tables list the fees and expenses that You will pay at the time that You buy the Contract, surrender the Contract, or transfer accumulation value between investment options.  State premium taxes may also be deducted.

Contract Owner Transaction Expenses	Charge
Sales Load Imposed on Premiums	None
Surrender Charge (as a percentage of premiums withdrawn)	0% to 8.0%
State Premium Tax[1]	0% to 3.5%
Transfer Charge[2]	$0 - $15

1State premium tax is based on current resident state and varies by state.  If applicable in Your state, it is generally payable upon full surrender, death, maturity or annuitization.

2We reserve the right to charge $15 per transfer for transfers in excess of 15 per Contract year.

Periodic Charges Other Than Portfolio Expenses

The next tables list the fees and expenses that You may pay periodically during the time that You own the Contract, not including portfolio company fees and expenses.

Separate Account Annual Expenses	Guaranteed Maximum	Current Charge
Mortality & Expense Risk Charge[1]	1.75%	0.90%
Asset Based Administration Charge[1]	0.75%	0.35%

Quarterly Charges:
Guaranteed Lifetime Withdrawal Benefit (GLWB)[2] Charge	2.50%	1.45%

Total Separate Account Annual Expenses	5.00%	2.70%

Note: Once the Contract is issued, the mortality and expense risk charge and asset based administrative charge cannot be increased since they are guaranteed for the life of the Contract. However, the charge for the Guaranteed Lifetime Withdrawal Benefit (GLWB) can change after the Contract is issued.

1This charge is a percentage of the accumulation value in each investment option.  This charge is deducted daily at the annual rates specified in the table.

2This charge is a percentage of the GLWB value. The GLWB charge at contract issue is not guaranteed for the life of the contract.  The GLWB charge is deducted quarterly from your accumulation value at the annual rate specified in the table.  The Company may change the GLWB charge on any contract anniversary with at least 30 days written notice, prior to the GLWB charge increase, to the Contract owner.

For information concerning compensation paid for the sale of Contracts, see “Distribution of the Contracts” on page 44.

Range of Annual Operating Expenses for the Portfolios1

The next item shows the lowest and highest total operating expenses charged by the portfolios for the year ended December 31, 2016 (expenses that are deducted from portfolios assets, including management fees, distribution, and/or service (12b-1) fees and other expenses).  Expenses may be higher or lower in the future.  More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolios.

Total Annual Portfolio Operating Expenses	Lowest	Highest
Range of total annual operating expenses before waivers and expense reimbursements	0.36%	1.23%
Range of total annual operating expenses after waivers and expense reimbursements	0.29%	1.10%

1The portfolio expenses used to prepare this table were provided to Us by the fund company(ies). We have not independently verified such information. The expenses are those incurred as of the fiscal year ending December 31, 2016. Current or future expenses may be higher or lower than those shown.

Expense Examples

The following examples are intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.  These costs include Contract owner transaction expenses, Separate Account annual expenses, and portfolio operating expenses (for the year ended December 31, 2016).

The 2 examples below assume that You invest $10,000 in the Contract for the time periods indicated.  The Examples also assume that Your investment has a 5% return each year.  Although Your actual costs may be higher or lower, based on these assumptions, Your costs would be:

Example 1: This example assumes that the highest charges that can be imposed once the contract is issued (i.e., 1.25% separate account annual expenses), and the lowest level of portfolio expenses (without voluntary waiver of fees or expenses), with the current Guaranteed Lifetime Withdrawal Benefit (GLWB) charge of 1.45%.

(1) If You surrender or annuitize Your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$1,052	$1,653	$2,194	$3,681

(2) If You do NOT surrender Your Contract:

1 Year	3 Years	5 Years	10 Years
$304	$953	$1,659	$3,681

Example 2: The highest charges that can be imposed once the contract is issued (i.e., 1.25% separate account annual expenses); highest portfolio expenses (without voluntary waivers of fees or expenses), with the highest Guaranteed Lifetime Withdrawal Benefit (GLWB) charge of 2.50%.

(1)    If You surrender or annuitize Your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$1,245	$2,258	$3,244	$5,999

(2)    If You do NOT surrender Your Contract:

1 Year	3 Years	5 Years	10 Years
$505	$1,577	$2,733	$5,999

The examples do not reflect state premium taxes (which may range up to 3.5%, depending on the jurisdiction).

These examples should not be considered a representation of past or future expenses.  Actual expenses may be greater or lower than those shown.  The assumed 5% annual rate of return is purely hypothetical; past or future returns may be greater or less than the assumed hypothetical return.

Financial Information

Our financial statements and financial statements for the Separate Account are in the SAI.  You may obtain a free copy of the SAI by checking the appropriate box on the application form, calling Us toll-free at (866) 747-3421, faxing Us at (866) 511-7038, or writing Us at Our Customer Service Center, Midland National Life Insurance Company,  P.O. Box 758547, Topeka, Kansas 66675-8547.

Charges and Fees

Surrender Charge

Sales charges are not deducted from premium payments. A surrender charge of up to 8% will be assessed against the accumulation value when partial withdrawals are taken in excess of the free withdrawal amount, including surrenders and partial withdrawals to effect an annuity and systematic withdrawals. The amount of any applicable surrender charge depends on the number of years Your Contract has been inforce.  See “Surrender Charge” on page  31.

Mortality and Expense Risk Charge

We deduct a 0.90% per annum charge against all accumulation values held in the Separate Account for assuming the mortality and expense risks and other risks under the Contract.  (See “Mortality and Expense Risk Charge” on page 30.)

Asset Based Administration Charge

We currently deduct an asset based administration charge of 0.35% per annum against all accumulation values held in the Separate Account.    (See “Asset Based Administration Charge” on page 30.)

Guaranteed Lifetime Withdrawal Benefit Charge

We currently deduct a charge of 1.45% per annum of the GLWB Value (deducted quarterly from the accumulation value).  We can increase this charge at our discretion, but it is guaranteed not to exceed 2.50% per annum.

State Premium Taxes

We reserve the right to deduct the amount of any state premium taxes levied by a state or any government entity from Your surrender value at surrender and from Your accumulation value at death, maturity or annuitization.  (See “State Premium Taxes” on page 31).

Mutual Fund Fees and Expenses

Fees and expenses are deducted from the underlying investment options.

ADDITIONAL INFORMATION ABOUT LIVEWELL FREEDOM VARIABLE ANNUITY

Suitability of the Contract

Because of the fees and expenses and possible loss of principal, the Contracts are not appropriate for short-term investment.  In addition, Non-Qualified Contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as 401(k) plans.  The tax-deferred feature of the Contract is most favorable to those in high tax brackets.  The tax-deferred feature is not necessary for a tax-qualified plan.  In such instances, purchasers should consider whether other features, such as the Guaranteed Lifetime Withdrawal Benefit (GLWB) and lifetime annuity payments make the Contract appropriate for their purposes.  Before purchasing a Contract for use in a qualified plan, You should obtain competent tax advice both as to the tax treatment of the Contract and the suitability of the investment for Your particular situation.

This Contract is not designed for resale or speculation, arbitrage, viatical settlements or any type of collective investment scheme.  This Contract may not be traded on any stock exchange or secondary market.  By purchasing this Contract, You represent and warrant that You are not purchasing or intending to use this Contract, for resale, speculation, arbitrage, viatical settlements or any type of collective investment scheme.

Other Products

We may offer other variable annuity contracts through Our Separate Account that also invest in some of the same portfolios.  These annuity contracts may have different charges and may offer different benefits and more investment options.  We encourage You to carefully consider the costs and benefits of the Contract (especially the GLWB) to ensure that it is consistent with Your personal investment goals and needs.  To obtain more information about these annuity contracts, contact Your registered representative, or call Us at (866) 747-3421.

Inquiries and Correspondence

If You have any questions about Your Contract or need to make changes, then contact the registered representative who sold You the Contract, or contact Us at Our Customer Service Center:

P.O. Box 758547

Topeka, Kansas 66675-8547

Phone : (866) 747-3421 (toll-free)

Fax : (866) 511-7038 (toll-free)

You currently may send correspondence and transaction requests to Us at the above Customer Service Center address or by facsimile or telephone at the numbers listed above. Our service representatives are available between the hours of 7:30 a.m. and 5:00 p.m. Monday through Friday  (Central Standard Time), excluding holidays and any day the New York Stock Exchange is not open.  Any requests for partial withdrawals, transfers, and surrenders sent to another number or address may not be considered received at Our Customer Service Center and will not receive that day’s price.  The procedures We follow for facsimile requests include a written confirmation sent directly to You following any transaction request.  We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine.  We may revoke facsimile, internet and telephone transaction privileges at any time for some or all Contract owners.  The overnight mailing address is Midland National Customer Service Center, Mail Zone 547, 5801 SW 6th Avenue, Topeka, Kansas 66636-1001.

The procedures We follow for transactions initiated by telephone may include requirements that callers identify themselves and the Contract owner by name, social security number, date of birth of the annuitant or an owner, or other identifying information.  We disclaim any liability for losses resulting from unauthorized or allegedly unauthorized facsimile, internet or telephone requests that We believe to be genuine.  We may record all telephone requests.  There are risks associated with requests made by facsimile (possible falsification of faxed documents by others), internet or telephone (possible falsification of Contract owner identity) when the original signed request is not sent to Our Customer Service Center.  You bear those risks.

Facsimile, internet, and telephone correspondence and transaction requests may not always be available.  Facsimile, internet, and telephone systems can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may prevent or delay Our receipt of Your request.  If You are experiencing problems, You should mail Your correspondence and transaction request to Our Customer Service Center.

Electronic Account Information

You may elect to receive prospectuses, transaction confirmations, reports and other communications in electronic format, instead of receiving paper copies of these documents. The electronic delivery service is subject to various terms and conditions, including a requirement that You promptly notify Us of any change in Your e-mail address, in order to avoid any disruption of deliveries to You. You may elect to discontinue e-Delivery at any time and may also request paper copies of any documents by contacting Our Customer Service Center. You may obtain more information and assistance at www.srslivewell.com or by writing Us at Our mailing address P.O. Box 758547, Topeka, Kansas 66675-8547 or by telephone at (866) 747-3421.

State Variations

Certain provisions of the Contracts may be different than the general description in this prospectus, and certain options may not be available, because of legal restrictions in Your state.  See Your Contract for specific variations since any such variations will be included in Your Contract or endorsements attached to Your Contract.  See Your registered representative or contact Our Customer Service Center for additional information that may be applicable to Your state. For more information see “APPENDIX B – STATE VARIATIONS” on page 51. All material state variations are disclosed in Appendix B to this prospectus.

Our Separate Account C and Its Investment Options

The Separate Account is the Midland National Life Separate Account C, established under the insurance laws of the State of South Dakota in March 1991 and now governed by Iowa law.  It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940.  This registration does not involve any SEC supervision of its management or investment contracts.  The Separate Account is divided into subaccounts, called investment options, each of which invests exclusively in shares of one investment portfolio of a Trust or Fund.  You may allocate part or all of Your premiums to any of the investment options of Our Separate Account available under this Contract (subject to the minimum and maximum equity allocation).

You will find information about the portfolios currently available under Your Contract in “APPENDIX A – SEPARATE ACCOUNT INVESTMENT OPTIONS”.  Appendix A includes information about investment objectives and advisers.

Our Separate Account buys and sells the shares of each portfolio at net asset value (with no sales or surrender charge).  More detailed information about the portfolios and their investment objectives, policies, risks, charges, expenses and other aspects of their operations, appear in their prospectuses and in each portfolio’s Statement of Additional Information.  You should read the portfolios’ prospectuses carefully before investing, allocating or transferring money to any portfolio.  You can receive a current copy of a prospectus (or summary prospectus) for each of the portfolios by contacting Your registered representative or by calling Our Customer Service Center at (866) 747-3421 or writing to Our Customer Service Center, Midland National Life Insurance Company, P.O. Box 758547, Topeka, Kansas 66675-8547.

The portfolios, their managers, or affiliates thereof, may make payments to Midland National and/or its affiliates.  These payments may be derived, in whole or in part, from the fees disclosed in the portfolios’ prospectuses including investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each portfolio.  Contract owners, through their indirect investment in the portfolios, bear the costs of these fees.  The amount of these payments may be substantial, may vary between portfolios, and generally are based on a percentage of the assets in the portfolios that are attributable to the Contracts and other variable insurance products issued by Midland National.  These percentages currently range up to 0.50% annually.  Midland National may use these payments for any corporate purpose, including payment of expenses that Midland National and/or its affiliates incur in promoting, issuing, marketing, and administering the Contracts, and, that We incur in Our role as intermediary, in promoting and marketing the portfolios.  Midland National and its affiliates may profit from these payments.

Amounts in Our Separate Account

The amount You have in each investment option is represented by the value of the accumulation units.  The value You have in an investment option is the accumulation unit value times the number of accumulation units credited to You.  Amounts allocated, transferred or added to the investment options are used to purchase accumulation units.  Accumulation units of an investment option are purchased when You allocate premiums or transfer amounts to that option.  Accumulation units are sold or redeemed when You make a surrender, partial withdrawal or transfer amounts from an investment option, and to pay the death benefit when the owner dies.  We also redeem units to pay for certain charges.

We calculate the number of accumulation units purchased or redeemed in an investment option by dividing the dollar amount of the transaction by the investment option’s accumulation unit value at the end of that day, if it is a business day. If it is not a business day, We will use the unit value on the next business day.  The number of accumulation units credited to You will not vary because of changes in accumulation unit values.

The accumulation units of each investment option have different accumulation unit values.  We determine accumulation unit values for the investment options at the end of each business day.  The accumulation unit value for each investment option is initially set at $10.00.  Accumulation unit values fluctuate with the investment performance of the corresponding portfolios.  Accumulation unit values reflect investment income, the portfolios’ realized and unrealized capital gains and losses, and the portfolios’ expenses.  The accumulation unit values also reflect the daily asset charges We deduct from Our Separate Account currently at an effective annual rate of 1.25% of the accumulation value in the Separate Account (not including the quarterly GLWB charge).  Additional information about the accumulation unit values is contained in the SAI.

We Own the Assets of Our Separate Account

We own the assets of Our Separate Account and use them to support Your Contract and other variable annuity contracts.  We may permit charges owed to Us to stay in the Separate Account.  Thus, We may also participate proportionately in the Separate Account.  These accumulated amounts belong to Us and We may transfer them from the Separate Account to Our general account.  The assets in the Separate Account equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business.  The obligations under the Contracts are Our obligations.  The income, gains and losses (realized and unrealized) of the Separate Account are credited to or charged against the Separate Account without regard to Our other income, gains, or losses.  Under certain unlikely circumstances, one investment option of the Separate Account may be liable for claims relating to the operations of another investment option.

Our Right to Change How We Operate Our Separate Account

We have the right to modify how We operate the Separate Account.  In making any changes, We may not seek approval of Contract owners (unless approval is required by law).  We have the right to:

•         add investment options to, or remove investment options from Our Separate Account;

•         combine two or more investment options within Our Separate Account;

•         withdraw assets relating to Our variable annuities from one investment option and put them into another;

•         eliminate a portfolio’s shares and substitute shares of another portfolio or another open-end, registered investment company.  This may happen if the portfolio’s shares are no longer available for investment or, if in Our judgment, further investment in the portfolio is inappropriate in view of the Separate Account’s purposes.  However, if required, We would first seek approval from the Securities and Exchange Commission and the insurance regulator where the Contract is delivered;

•         end the registration of Our Separate Account under the Investment Company Act of 1940;

•         operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of “interested persons” of Midland under the Investment Company Act of 1940); and

•         operate Our Separate Account or one or more of the investment options in any other form the law allows, including a form that allows Us to  make direct investments.  In addition, We may disapprove any change in investment advisors or investment policies unless a law or regulation provides differently.

If any changes are made that result in a material change to any investment option, then You will be notified.  We may, for example, cause the investment option to invest in another mutual fund other than or in addition to the current portfolios.

If automatic allocations (such as premiums automatically deducted from Your bank account or automatic rebalancing) are being made into an investment option that is removed or no longer available, and if You do not give Us other instructions, then any amounts that would have gone into the removed or closed investment option will be allocated to the PIMCO Total Return Portfolio Advisor Class (for bonds) and the Deutsche Equity 500 Index VIP-B (for equities) investment option(s).

If You are enrolled in  automatic rebalancing, automatic premiums, or a comparable program while an underlying investment option merger, substitution or liquidation takes place, unless otherwise noted in a communication from Us, Your accumulation value invested in such investment option will be transferred automatically to the designated surviving investment option in the case of mergers, the replacement investment option in the case of substitutions or the PIMCO Total Return Portfolio Advisor Class (for bonds) and the Deutsche Equity 500 Index VIP-B (for equities) in the case of investment option liquidations. Your automatic rebalancing enrollment instructions will be automatically updated to reflect the surviving investment option, the replacement investment option or the PIMCO Total Return Portfolio Advisor Class and the Deutsche Equity 500 Index VIP-B (as applicable) for any continued and future transfers or premium payments.

You may want to transfer the amount in that investment option as a result of changes We have made.  If You do wish to transfer the amount You have in that investment option to another investment option of Our Separate Account, then You may do so, without charge, by writing to Our Customer Service Center.  At the same time, You may also change how Your premiums are allocated.

DETAILED INFORMATION ABOUT THE CONTRACT

Requirements for Issuance of a Contract

Any person wishing to purchase a Contract may submit an application form and an initial premium payment of at least $50,000.  The sale must take place through a representative who is licensed, registered and authorized to sell the Contract.  The issue ages for the Contract are 50 to 75 (the owner’s age).  For joint owners, the Contract will be based on the youngest joint Contract owner’s age.

If Your application is complete and in good order (see “Administrative Procedures” on page 11), then We will accept or reject it within two business days of receipt.  If the application is incomplete, then We will attempt to complete it within five business days.  If it is not complete at the end of this period (or cannot be accepted for some other reason), then We will inform You of the reason for the delay and the premium payment will be returned immediately unless You let Us keep the premium until the application is complete.  Your initial premium is held in a non-interest bearing suspense account (which is part of Our general account) until Your Contract is issued or Your premium is refunded.  While Your premium is in that account, Your premium is not protected from claims of Our general creditors.

We will allocate Your initial premium payment according to Your instructions if We receive it or accept Your application (whichever is later) at Our Customer Service Center before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time).  We will then price the accumulation units purchased with Your premium payment at the unit value determined at the close of that valuation period.  If We receive Your initial premium payment or accept Your application (whichever is later) after the close of regular trading on the New York Stock Exchange, We will credit accumulation units at the unit value determined at the close of the next valuation period.

There may be delays in Our receipt of applications that are outside of Our control because of the failure of the selling registered representative to forward the application to Us promptly, or because of delays in their broker dealer determining that the Contract is suitable for You.  Any such delays will affect when Your Contract can be issued and when Your premium payment is allocated among investment options of Our Separate Account.

We may offer other variable annuity contracts that have different death benefits, contract features, and optional benefits.  However, these other contracts also have different charges that would affect Your investment performance and accumulation value.  To obtain more information about these other contracts, contact Our Customer Service Center.

Free Look

You may cancel Your Contract within Your ten (10) day Free Look period.  We deem the Free Look period to expire 10 days after You have received Your Contract.  Some states and situations may require a longer Free Look period.  To cancel Your Contract, You need to return Your Contract to the registered representative who sold it to You or to Our Customer Service Center.  If You cancel Your Contract, then We will return:

•         The accumulation value (which may be more or less than the premium payments You paid), or

•         If greater and required by Your state, Your premiums minus any partial withdrawals.

Tax-Free “Section 1035” Exchanges

You can generally exchange one annuity contract for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code.  Before making an exchange, You should compare both annuities carefully.  Remember that if You exchange another annuity for the one described in this prospectus, You might have to pay a surrender charge on Your old annuity, there may be a surrender charge on this Contract,  and other charges may be higher (or lower) and the benefits may be different.  You should not exchange another annuity for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not just better for the person trying to sell You this Contract (that person will generally earn a commission if You buy this Contract through an exchange or otherwise). If You purchase the Contract in exchange for an existing annuity contract from another company, We may not receive Your premium payment from the other company for a substantial period of time after You sign the application and send it to Us, and We cannot credit Your premium to the Contract until We receive it. You should consult with and rely upon a tax adviser if You are considering a contract exchange.

Premium Payments

You can make additional premium payments at any time during the first Contract year, and in whatever amount You want, within certain limits and subject to Our right to refuse any premiums. Your initial investment must be at least $50,000.  You may make additional payments of $1,000 or more only in the first Contract year.  Unless You receive approval from Us, the maximum amount of premium You can pay into this Contract prior to the maturity date is $2,000,000.  In addition, an initial or additional premium that would cause the accumulation value or total value of all annuities that You maintain with Midland National to exceed $5,000,000 requires Our prior approval.  This limit is calculated for each annuitant or owner and is based on all active annuity contracts.

Premium payments will be credited as of the end of the valuation period in which they are received by Us, in good order. Investments after the initial premium payment may be made at any time up to the maturity date. We may refuse to accept certain forms of premium payments (e.g., third party checks, traveler’s checks, money orders).  We reserve the right to accept or reject any premium payment or form of payment.

The mailing address to send premium payments to Us is: Midland National Life Insurance Company, P.O. Box 758546, Topeka, Kansas 66675-8546.

Allocation of Premium Payments

You will specify Your desired premium allocation on the Contract’s application form.  Your instructions in Your application will dictate how to allocate Your premiums.  Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100. However, at least 60% but no more than 80% of your accumulation value must be allocated to the equity investment options (see below). The allocation instructions in Your application will apply to all other premiums You pay, unless You change subsequent premium allocations by providing Us with written instructions.  We reserve the right to limit the number of investment options in which You can allocate Your premiums or accumulation value.

Asset Allocation

There is a restriction of a maximum of 80% equity allocation and a minimum of 60% equity allocation.  There is also a requirement of rebalancing to Your chosen asset allocation within these limits on each Contract quarter end.  Dollar Cost Averaging (DCA) is not available.

You can choose any combination of available investment options as long as you maintain the equity allocation from 60% to 80% of the accumulation value.  The following investment options are available in the LiveWell Freedom Variable Annuity:

Bond
BlackRock Total Return V.I. Fund Class III
Janus Henderson Flexible Bond Portfolio Service Shares
MFS VIT II Corporate Bond Portfolio Service Class
PIMCO Total Return Portfolio Advisor Class
Western Asset Variable Core Bond Plus Portfolio Class II

Equity
American Funds IS Blue Chip Income and Growth Fund Class 4
BlackRock Large Cap Growth V.I. Fund Class III
BlackRock S&P 500 V.I. Fund Class II
Deutsche Equity 500 Index VIP-B
Oppenheimer Main Street Fund/VA Service Class

Changing Your Premium Allocation Percentages

You may change the allocation percentages of Your premiums by writing to Our Customer Service Center and telling Us what changes You wish to make.  We may offer other means to make this type of request with proper authorization and verification. These changes will affect transactions as of the date We receive Your request at Our Customer Service Center.  Changing Your allocation instructions will not change the way Your existing accumulation value is allocated among the investment options.

Your Accumulation Value

Your accumulation value is the sum of Your amounts in the various investment options.  Your accumulation value will vary daily to reflect the investment performance of the investment option(s) You select, any premium payments, partial withdrawals, surrenders, and charges assessed in connection with the Contract.   Transaction charges are made on the effective date of the transaction.  Charges against Our Separate Account are reflected daily.

There is no guaranteed minimum accumulation value for amounts allocated to the investment options of Our Separate Account.  You bear the investment risk.  An investment option’s performance will cause Your accumulation value to go up or down each valuation period.

Transfers of Accumulation Value

You generally may transfer amounts among the investment options prior to maturity date, unless otherwise noted.  The minimum transfer amount is $100 or 100% of the investment option if less than $100.  The minimum amount does not have to come from or be transferred to just one investment option.  The only requirement is that the total amount transferred that day equals the transfer minimum. However, at least 60% but no more than 80% of your accumulation value must be allocated to the equity investment options.

Completed transfer requests received at Our Customer Service Center in good order before the New York Stock Exchange closes for regular trading (usually 3:00 p.m. Central Time) are priced at the unit value determined at the close of that valuation period.  If We receive Your completed transfer request in good order after the close of a valuation period, We will process the transfer request at the unit value determined at the close of the next valuation period.

For information regarding telephone or facsimile requests, see “Inquiries and Correspondence” on page 15.  Transfers may be delayed under certain circumstances.  See “When We Pay Proceeds from This Contract” on page 43. We currently do not charge for transfers between investment options, but reserve the right to charge $15 per transfer for transfers in excess of 15 per Contract year. If assessed, this charge will be deducted from the amount that is transferred prior to the allocation to a different investment option. The fee is waived for transfers in connection with automatic rebalancing programs.

We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific Contract owners.

Surrenders and Partial Withdrawals

You may withdraw all or part of Your surrender value by sending Us a written request at Our Customer Service Center in good order.  The surrender value is the Separate Account accumulation value minus any applicable surrender charge. In some states a state premium tax charge may also be deducted.  Partial withdrawals must be made in amounts of $1,000 or more (except for systematic withdrawals described below). Partial withdrawals may negatively impact the GLWB benefit. A full surrender request, regardless of the accumulation value, must be submitted in writing. We reserve the right to change this process at any time. For a full surrender, You must send in Your Contract with Your surrender request or sign a lost contract statement.

You may request partial withdrawals up to $25,000 via telephone, four times a calendar year per Contract, provided prior written authorization has been received by Our Customer Service Center. You will be required to verify personally identifiable information at the time You request a partial withdrawal. If there are joint owners, both owners must be on the telephone at the time of request.

Telephone authorization will remain in effect until We receive written notification from You to terminate this authorization. If the Contract has joint owners, both owners are required to sign the written notification to terminate telephone authorization. We, at Our sole discretion, may discontinue this program at any time. There are some restrictions on telephone partial withdrawals; please call Our Customer Service Center with any questions.

We may record telephone calls and use other procedures to verify information and confirm that instructions are genuine. We will not be liable for losses or expenses arising from telephone instructions reasonably believed to be genuine. We reserve the right to restrict, suspend or eliminate the use of, or modify the requirements for making, telephone partial withdrawals at any time.

Any required tax withholding and surrender charges, if applicable, will be deducted from the amount paid.  In addition, upon full surrender, if applicable, a state premium tax charge may also be subtracted.

Completed surrender or partial withdrawal requests received in good order at Our Customer Service Center before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed surrender or partial withdrawal request in good order after the close of a valuation period, We will process the surrender request at the unit value determined at the close of the next valuation period.

We will generally pay the surrender or partial withdrawal amount from the Separate Account within seven days after We receive a properly completed surrender or partial withdrawal request in good order.  See “Administrative Procedures” on page 11. We may defer payment for more than seven days when:

•         trading on the New York Stock Exchange is restricted as defined by the SEC;

•         the New York Stock Exchange is closed (other than customary weekend and holiday closing);

•         it is not reasonably practicable to dispose of or fairly value the securities held in an investment option for any reason, including but not limited to the existence of an emergency;

•         for such other periods as the SEC may by order permit for the protection of owners; or

•         Your premium check has not cleared Your bank.

See “When We Pay Proceeds from This Contract” on page 43.

If We defer payment for 30 or more days, then during the period of deferment, We will pay interest at the rate required by the jurisdiction in which this Contract is delivered.

Unless You specify otherwise, Your partial withdrawal will be deducted from all investment options in the same proportion as Your accumulation value bears to each investment option.

Surrenders and partial withdrawals will generally have Federal income tax consequences that can include income tax penalties and tax withholding. You should consult with and rely on Your tax advisor before making a surrender or partial withdrawal. See “FEDERAL TAX STATUS” on page 32.

Systematic Withdrawals

The systematic withdrawal feature allows You to have a portion of the accumulation value withdrawn automatically.  These payments can be made only: (1) while the owner is living, (2) before the maturity date, and (3) after the Free Look period.  You may elect this option by sending a properly completed service form to Our Customer Service Center.  You may designate the systematic withdrawal amount and the period for systematic withdrawal payments.  You will also designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semi-annually or annually. See Your Contract for details on systematic withdrawal options and when each begins. Systematic withdrawals in excess of the lifetime payment amount may negatively impact the GLWB benefit.

A surrender charge of up to 8% (in excess of the free withdrawal amount) will be assessed. The surrender charge is based on the withdrawal amount and the amount of time that has elapsed since Your Contract issue date. A surrender charge is assessed in the first 7 years following the issuance of the Contract, even when the withdrawal is effected for systematic withdrawals. See “Free Withdrawal Amount” on page 30 for more information.

If the New York Stock Exchange is closed for regular trading on the day when the withdrawal is to be made, then We will process Your withdrawal at the unit value determined at the close of the next valuation period.  The deduction caused by the systematic withdrawal will be allocated proportionately to Your accumulation value in the investment options.

You can stop or modify the systematic withdrawals by sending Us a written notice.  A proper written notice must include the consent of any effective assignee or irrevocable beneficiary, if applicable.

Each systematic withdrawal must be at least $100.  Each request for withdrawal amounts of less than $100 will be reviewed on a case-by-case basis.  We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $100.  Upon payment, We reduce Your accumulation value by an amount equal to the payment proceeds.

To the extent, if any, that there is gain in the Contract, systematic withdrawals generally are included in the Contract owner’s gross income for tax purposes (as ordinary income) in the year in which the withdrawal occurs, and may be subject to a penalty tax of 10% before age 59 ½.  Additional terms and conditions for the systematic withdrawal program are set forth in Your Contract and in the application for the program.

Portfolio Rebalancing

The Portfolio Rebalancing program is required under this Contract. Under this program, We will automatically reset the percentage of accumulation value allocated to each investment option to a pre-set percentage level on a quarterly basis. We will transfer the amounts needed to “rebalance” the accumulation value to Your specified percentages.  Rebalancing may result in transferring amounts from an investment option earning a relatively high return to one earning a relatively low return. We reserve the right to end the portfolio rebalancing program by sending You one month’s notice.

There is no charge for portfolio rebalancing transfers.

Guaranteed Lifetime Withdrawal Benefit (GLWB)

The Guaranteed Lifetime Withdrawal Benefit (GLWB) is an important and automatic (mandatory) feature of this Contract. It guarantees that You can withdraw the lifetime payment amount each Contract year regardless of investment performance, provided certain conditions are met.  The lifetime payment amount is a percentage (the Lifetime Payment Percentage, or LPP)  of the GLWB Value that is determined by your attained age at the time You take the first partial withdrawal.  The initial GLWB value is the initial premium and any subsequent premium payments made in the first Contract year. The GLWB value is equal to premiums received, increased each year by the GLWB roll-up credit (see below), adjusted for partial withdrawals. The lifetime payment amount is calculated at the time You take Your first partial withdrawal. If the total lifetime payment amount is not withdrawn in any Contract year, this amount will not carry over for withdrawals in future Contract years.

Appreciation of Your accumulation value due to positive investment performance will not cause an increase in Your GLWB value or lifetime payment amount.

Lifetime Payment Percentage

The individual LPP is based on the GLWB Attained Age at the time of the GLWB First Partial Withdrawal according to the table below.

GLWB Attained Age	Lifetime Payment Percentage (LPP)
50<60	3.00%
60<65	3.50%
65<70	4.00%
70<75	4.50%
75+	5.00%

If Joint Pay-Out is elected, then (a) the LPP will be based on the age of the younger GLWB covered person, and (b)  the lifetime payment percentages will be 0.50% less than the above Individual GLWB covered person lifetime payment percentages.

The GLWB first partial withdrawal is the first partial withdrawal initiated by the Contract owner, including IRS required minimum distributions (RMDs).  (In addition to setting the LPP, this withdrawal also terminates the GLWB roll-up period, explained below).  However, the quarterly GLWB charge is not considered a contract owner initiated withdrawal for this purpose.

GLWB Charge

We will charge You the GLWB charge based on Your current GLWB value. We will calculate the quarterly GLWB charge by taking the current annual percentage charge for the GLWB multiplied by the GLWB value divided by four. This charge will be withdrawn from Your accumulation value on each Contract quarter. The GLWB charge will not reduce the GLWB value, trigger the GLWB lifetime payments or reduce the free withdrawal amount. The charge for this benefit is listed in the “Fees and Expenses” on page 11.

If You choose not to take withdrawals under the GLWB, We will not refund the charges collected for this benefit. When Your Contract reaches the freedom date (see below), the GLWB charge will no longer be assessed. See “GLWB Freedom Date” on page 27 for more information on this feature of the GLWB benefit.

Things to Consider Regarding This Contract (Especially the Automatic GLWB Feature):

•         You will begin paying the GLWB charge every Contract quarter, even if You do not begin taking withdrawals for many years, or ever.  (The charge may change over time, but will not exceed the guaranteed maximum charge noted in the Fee Table). We will not refund the charges You have paid even if You never choose to take withdrawals and/or if You never receive any payments under the benefit.

•         We have designed this benefit for You to take withdrawals from the Contract each Contract year that are less than or equal to the lifetime payment amount.

•         You should carefully consider when to make your first withdrawal.  There is a risk that You will not begin making withdrawals at the most financially beneficial time for You. You should carefully consider when to begin taking withdrawals under the GLWB.  If You begin taking withdrawals too soon or delay taking withdrawals for too long, You may limit the value of the GLWB.

•         Because the benefit is accessed through regular withdrawals that do not exceed the lifetime payment amount, this Contract may not be appropriate for You if You do not foresee a need for such withdrawals and Your primary objective is to take maximum advantage of the tax deferral aspect of the contract.

•         This Contract is subject to certain investment restrictions.  You must allocate Your accumulation value in the limited number of investment options offered, with 60% to 80% being invested in equity portfolios. You should determine whether these investment restrictions are suited for Your financial needs and risk tolerance.

•         Cumulative withdrawals in any one contract year that exceed the lifetime payment amount may reduce the lifetime payment amount and GLWB value on greater than a dollar-for-dollar basis.

•         Upon the death of the GLWB covered person (the owner), the Contract and this benefit terminate and there are no more additional guaranteed withdrawals, unless the spousal continuation option is elected.  Spousal continuation may allow a surviving spouse, if named the beneficiary, to continue the Contract as the new owner.  Other circumstances, listed on page 27, will also cause the Contract and GLWB benefit to terminate.

•         The GLWB is based on Contract years, not calendar years.

•         You might not want to purchase this Contract if You plan on taking, or might need to take,  withdrawals in excess of the lifetime payment amount in any contract year because such excess withdrawals may significantly reduce or eliminate the lifetime payment amount provided by this Contract.

•         You might not want to purchase this Contract if You are purchasing this Contract as a qualified Contract and You do not have a separate qualified Contract from which You can take IRS required minimum distributions.

•         You cannot carry over any portion of total withdrawals that are less than the lifetime payment amount that are not withdrawn during a contract year for withdrawal in a future contract years under the lifetime payment amount or penalty free amount.

We reserve the right to request additional information in order to evaluate suitability for the annuitants or owners.

Like all withdrawals, withdrawals under the GLWB benefit also:

•         may reduce Your accumulation value, and

•         may be subject to income taxes and federal tax penalties.

Investment Limitations and Restrictions

There are only a limited number of investment options available under this Contract.  In addition, there are investment and rebalancing restrictions under this Contract. You must allocate 60% to 80% of Your accumulation value to the equity investment options. On each Contract quarter Your accumulation value will automatically rebalance to the allocation percentages established by Your most recent designation. You can choose any combination of the investment options offered as long as the equity allocation is from 60% to 80%. These investment limits and restrictions are designed to limit the risk to the Company and may not be in Your best interests, since they may expose You to increased risk and/or limit Your potential investment gains. Please keep in mind that no investment strategy assures a profit or protects against a loss in a declining market.

IRS Required Minimum Distributions

If Your IRS required minimum distribution (RMD) amount exceeds Your lifetime payment amount under the GLWB, and You do not have other qualified accounts to withdrawal the IRS required minimum distribution from, You will have to withdraw more than the lifetime payment amount to avoid the imposition of a 50% excise tax.  A withdrawal for Your IRS required minimum distribution will be considered a withdrawal under the GLWB benefit including Your GLWB first partial withdrawal and will trigger the lifetime payment amount calculations and end the GLWB roll-up period. You should consult with and rely upon a tax advisor before purchasing the Contract as a qualified contract.

GLWB Roll-Up

The GLWB value does not include or reflect any positive (or negative) investment performance in Your investment options or the accumulation value.  Instead, the GLWB value is increased by an annual “roll-up amount” during the “roll-up period.”  The “roll-up” period  begins when the Contract is issued and ends on the earliest of:

1) the GLWB first partial withdrawal, or

2) the date the maximum GLWB value is met, or

3) upon attainment of the freedom date (see below).

The “roll-up” amount will be calculated every contract anniversary during the roll-up period. The “roll-up” amount is calculated as (A) 2% plus 75% of any S&P 500 Capital Appreciation Index gains since Your last contract anniversary multiplied by (B) Your total premium deposited in the Contract. If the S&P 500 Capital Appreciation Index has a negative return, then  that amount will equal zero.  Index gains are calculated as of Your Contract anniversary by taking the current year’s Contract anniversary index level then subtracting the prior year’s Contract anniversary index level and dividing the result by the prior year’s Contract anniversary index level.  The S&P 500 Capital Appreciation Index does not include dividends.

The maximum GLWB value is 200% of total premiums deposited.

The GLWB value is used only to determine the lifetime payment amount and the GLWB charge.  It is not available for full or partial surrenders or annuitization.

The GLWB roll-up does not apply to Your accumulation value.  Your accumulation value will fluctuate up or down in accordance with the investment options that You select.  You can lose the amount that you invest in the Contract.

Examples showing how the GLWB roll-up is calculated are shown in APPENDIX C – GLWB Examples on page 51.

Effects of Partial Withdrawals (including Lifetime Payment Amounts) on the GLWB

Generally, lifetime payment amounts are partial withdrawals from Your accumulation value until the freedom date (discussed below) is reached.  If total withdrawals during a Contract year are less than or equal to the lifetime payment amount, then the GLWB value will decrease on a dollar-for-dollar basis but the LPA will not change.

If the total partial withdrawals taken in any one Contract year exceed the lifetime payment amount (referred to as “excess partial withdrawals”), then:

(a)   the GLWB value will be reduced on a dollar-for-dollar basis for the withdrawal amount up to the LPA;

(b)   the GLWB value will be reduced by the same proportion as the reduction in the accumulation value for the excess partial withdrawal amount; and

(c)   the lifetime payment amount will be recalculated to equal the lesser of:

                                                            1.      the LPA immediately prior to the partial withdrawal; or

                                                            2.      the LPP in effect on the GLWB first partial withdrawal, multiplied by the greater of (i) the accumulation value immediately after the partial withdrawal, or (ii) the GLWB value immediately after the partial withdrawal.

The GLWB roll-up period will cease no later than the GLWB first partial withdrawal.

Withdrawals up to the LPA will reduce the GLWB value on a dollar for dollar basis. Any partial withdrawal in excess of the lifetime payment amount (LPA) will reduce the benefit base on a pro-rata basis for the partial withdrawal amount in excess of the LPA. Excess partial withdrawals can significantly reduce the LPA by more than a dollar-for-dollar basis.

Example – Excess Partial Withdrawal: The following is an example of how an “excess” partial withdrawal can affect the GLWB benefit.

Assume the accumulation value = $100,000, the GLWB value = $200,000, LPA = $10,000 (based on a 5% LPP), and a $55,000 partial withdrawal is taken.

•         Partial withdrawal in excess of the LPA = $55,000-$10,000 = $45,000

•         The accumulation value after the GLWB LPA = $100,000-$10,000 = $90,000

•         The accumulation value after the excess partial withdrawal is $90,000-$45,000 = $45,000

•         The excess partial withdrawal reduced the accumulation value (after the LPA dollar-for-dollar reduction) by $45,000/$90,000 = 50%, so the GLWB value (after LPA dollar-for-dollar reduction) will also be reduced by 50%

•         The GLWB value (after $10,000 LPA) = $200,000-$10,000 = $190,000

•         The GLWB value after the excess partial withdrawal equals $190,000 - $190,000*50% = $95,000.

•         The LPA after the excess partial withdrawal equals $95,000*5% = $4,750.

Additional examples showing the effects of a withdrawal on the lifetime payment amount and GLWB value are shown in APPENDIX C – GLWB Examples on page 51.

Effect of Full Surrender on the GLWB Value

GLWB value is not available upon full surrender.  Upon full surrender prior to the freedom date, GLWB value will be set equal to zero and the Contract will terminate.

If the first partial withdrawal has not been taken prior to the accumulation value going to zero. The lifetime payment amount will be calculated and paid until the death of the GLWB covered person. It will be calculated as the GLWB value (at the time the accumulation value goes to zero) times the lifetime payment percentage based on the attained age of the GLWB covered person at the time the accumulation value goes to zero. At that time, the GLWB charge will no longer be assessed to the Contract.

The tax treatment of payments under the policy is unclear.  In particular, it is not clear whether lifetime payments made after the freedom date or after the Contract’s accumulation value is zero will be taxed as withdrawals or as annuity payments.  This is significant for nonqualified contracts because withdrawals are taxed less favorably than are annuity payments. In view of this uncertainty, We intend to adopt a conservative approach and treat payments during the settlement phase under non-qualified contracts as withdrawals. Similarly, for qualified contracts, We will apply the non-annuity rules for determining minimum required distributions, meaning that a percentage of the value of all benefits under the Contract will need to be withdrawn each year. Consult with and rely upon Your tax advisor.  See “FEDERAL TAX STATUS” on page 32 for more details and a general description of the taxation of withdrawals and annuity payments.

GLWB Freedom Date

The GLWB  freedom date goes into effect when Contracts are inforce for (a) 20 full years after the issue date for issue ages 60 or older at the time the Contract is issued; or (b) 25 full years after the Contract issue date if under the age of 60 as of the issue date. For this purpose, the issue age is as of the Contract issue date, based on (1) the single owner’s age last birthday or (2) for joint owners the youngest joint Contract owner’s age last birthday; or (3) for a non-natural person owner, the annuitant’s age last birthday.

When Your Contract reaches the freedom date:

1.      We will no longer assess the GLWB charge to the Contract.

2.      The accumulation value will not be reduced for lifetime payment amounts paid to You on or after the freedom date.

3.      You will also be able to access Your accumulation value (by full or partial withdrawal) on or after the freedom date without affecting Your lifetime payment amount.

4.      The lifetime payment amount payments to You will continue (or begin, if they have not already begun).

If You have already made the GLWB first partial withdrawal before the freedom date:  If You have started taking partial withdrawals before the freedom date, then the lifetime payment amount payments to You will continue each Contract year until the death of the covered person(s).  If You have been taking withdrawals in each Contract year that are less than the lifetime payment amount, then the full lifetime payment amount available will be paid; that is, we will increase the payments to the lifetime payment amount. This lifetime payment amount will be paid each Contract year until the death of the GLWB covered person(s).

If You have not made the GLWB first partial withdrawal before the freedom date: If You have not started taking withdrawals from the Contract before the freedom date, then We will calculate the lifetime payment amount, as of the freedom date, and begin paying You the lifetime payment amount until the death of the GLWB covered person.

Other GLWB Matters

Any amounts withdrawn in a Contract year up to the lifetime payment amount is considered a penalty free withdrawal.

If You exercise the right to examine provision (free look) in the Contract, You will not receive any portion of the GLWB benefit.

If You purchase this Contract as a qualified contract, tax rules may impose a penalty if You take withdrawals under certain circumstances, or may require You to take withdrawals if You do not have other qualified accounts to meet the IRS required minimum distribution.  These tax requirements may affect the value to You of the GLWB feature.

For examples on how the Guaranteed Lifetime Withdrawal Benefit is calculated please see “APPENDIX C – GLWB Examples” on page 51.

Contract Termination

The Contract and the GLWB benefit will terminate upon any one of the following:

  upon death of the Contract owner (the GLWB covered person) or change of the covered person for any reason, unless the Contract is continued under a spousal continuation option. Spousal continuance allows the surviving owner's spouse, if named the sole beneficiary, to continue the Contract as the new owner under specified circumstances;
  On the maturity date if a pay-out option is elected prior to the freedom date;
  On the date annuity payments begin prior to the freedom date;
  On the date the accumulation value, the GLWB value and the LPA are all zero.

Spousal Continuance.  As noted above, generally the Contract terminates upon the death of the owner/covered person.  However, the Contract can continue after the owner’s death under spousal continuance, but only if the surviving  spouse is the sole beneficiary.

If the GLWB first partial withdrawal has not occurred before the owner’s death, then under spousal continuance the LPA for the surviving spouse will be determined based on the surviving spouse’s attained age on the GLWB first partial withdrawal date.  The surviving spouse is eligible for any remaining GLWB roll-up amounts.   After the GLWB first partial withdrawal (or the freedom date), the LPA will be paid to the surviving spouse until his or her death.

If the GLWB first partial withdrawal has occurred before the owner’s death, then (a) if there is an individual GLWB covered person, then the GLWB value and LPA will be reduced to zero and the Contract will terminate (no more lifetime payment amounts will be paid); or (b) if there are joint GLWB covered persons, then under spousal continuance the Contract will continue and the LPA (at the time of spousal continuance) will continue to be paid to the surviving spouse until his or her death.

Death Benefit

If the owner dies before the maturity date and while the Contract is still in force, We will pay the death benefit to the beneficiary once We receive (at Our Customer Service Center) satisfactory proof of the owner’s death, an election of how the death benefit is to be paid, and any other documents or forms required all in good order.  Once You choose a Death Benefit, You cannot change it.

If an owner dies prior to the maturity date, then the death benefit must be paid within 5 years of the owner’s death (other than amounts payable to, or for the benefit of, the surviving spouse of the owner). For joint owners the death benefit is paid upon the first death.

Spousal Continuation is available only if the spouse (1) was married to the deceased owner, as recognized by Federal law, as of the date of the deceased owner’s death, and (2) is the sole primary beneficiary. A surviving  spouse may choose to treat the Contract as his/her own Contract.

If the sole beneficiary is not the spouse, the surviving joint owner will be the designated primary beneficiary and any other beneficiaries on record will be treated as contingent beneficiaries.

When a death benefit is paid on the death of an owner or a joint owner and a payment option is selected, the payment option must be an annuity for the life of the payee or for a period extending no longer than the payee’s life expectancy, and payments must begin within one year of the date of death.

The amount of the death benefit will be the accumulation value on the business day that Our Customer Service Center receives a complete death benefit claim, which includes all of the following in good order: (a) proof of death acceptable to Us, (b) an election of how the death benefit is to be paid, and (c) any other documents or forms that We require. If there are multiple beneficiaries, each beneficiary will receive their proportional share of the death proceeds as of the date We receive an election of how that beneficiary’s portion of the death benefit  is to be paid (or if later, when all good order requirements are met). Payment will include interest to the extent required by law.

If the owner dies on or after the maturity date, then any remaining amounts, must be paid at least as rapidly as the benefits were being paid at the time of the owner’s death. Other rules relating to distributions at death apply to Qualified Contracts.

If any owner is a non-natural person, the death benefit is paid upon the death of an annuitant.

If joint owners die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first.

Naming different persons as owner and annuitant can affect whether the death benefit is payable, the amount of the benefit, and who will receive it. Use care when naming owners, annuitants, and beneficiaries, and consult Your registered representative if You have questions.  State premium taxes may be deducted from the death benefit proceeds.

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the contract’s maturity date or date the death benefit is due and payable.  For example, if the payment of a death benefit has been triggered, but, if after a thorough search, We are still unable to locate the beneficiary of the death benefit, or the beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the contract owner last resided, as shown on Our books and records, or to Our state of domicile.  This “escheatment” is revocable, however, and the state is obligated to pay the death benefit (without interest) if Your beneficiary steps forward to claim the death benefit with the proper documentation.  To prevent such escheatment, it is important that You update Your beneficiary designations, including full names and complete addresses, if and as they change.  Such updates should be communicated in writing, by telephone, or other approved electronic means at Our Customer Service Center.

CHARGES, FEES AND DEDUCTIONS

Mortality and Expense Risk Charge

We deduct a daily charge for mortality and expense risks currently at an effective annual rate to 0.90% of the accumulation value in the Separate Account.  The investment option’s accumulation unit values reflect this charge.  We expect to profit from this charge.  We may use the profit for any purpose including paying distribution expenses.  However, the level of this charge is guaranteed for the life of the Contract and may not be increased after the Contract is issued.

The mortality risk We bear arises, in part, from Our obligation to make monthly annuity payments regardless of how long the annuitant or any individual may live.  These payments are guaranteed in accordance with the annuity tables and other provisions contained in Your Contract.  This assures You that neither the longevity of the annuitant , nor an unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the annuitant will receive under the Contract.  Our obligation, therefore, relieves the annuitant from the risk that he or she will outlive the funds accumulated for retirement.  We also assume the risk that other expense charges may be insufficient to cover the actual expenses We incur.

Asset Based Administration Charge

We currently deduct a daily charge for asset based administration expenses at an effective annual rate of 0.35% of the accumulation values in the Separate Account.  We deduct this charge proportionally from each investment option.  This charge is for Our record keeping and other expenses incurred in maintaining the Contracts.  However, the level of this charge is guaranteed for the life of the Contract and may not be increased after the Contract is issued.

GUARANTEED LIFETIME WITHDRAWAL BENEFIT CHARGE

We currently deduct a charge of 1.45% per annum of the GLWB value (deducted quarterly from the accumulation value).  We can increase this charge at our discretion, but it is guaranteed not to exceed 2.50% per annum.  This charge will be withdrawn from your accumulation value on each contract quarter.  We will charge You the GLWB charge based on Your current GLWB value. We will calculate the quarterly charge by (1) taking the current annual percentage charge for the GLWB, (2) multiplying it by the GLWB value, and (3)  dividing the result by four. The GLWB charge will not reduce the GLWB value, trigger the GLWB lifetime payments, or reduce the free withdrawal amount.

Transfer Charge

We reserve the right to charge $15 per transfer for transfers in excess of 15 per Contract year. By current company practice We do not assess this charge. If assessed, this charge will be deducted from the amount that is transferred prior to the allocation to a different investment option. The fee is waived for transfers in connection with automatic rebalancing programs.

Charges in the Portfolios

The fund companies charge their portfolios for managing investments and providing services.  The portfolios may also pay operating expenses.  Each portfolio’s charges and expenses vary. See the prospectus provided by the fund company for more information.

In addition, certain investment options may impose liquidity fees and redemption fees on certain transactions (pursuant to SEC rules 2a-7 and 22c-2 under the Investment Company Act of 1940). Any such fees will be passed through and charged to the applicable Contract Owners.

State Premium Taxes

Midland National reserves the right to deduct premium taxes from Your surrender value at full surrender, death, maturity or annuitization a charge for any state premium taxes levied by a state or any other government entity.  State premium taxes currently levied by certain jurisdictions vary from 0% to 3.5% and is based on Your current residence state.  This range is subject to change.  The states currently participating in this premium tax practice are California, Maine, Nevada, South Dakota, West Virginia, Wyoming and the territory of Puerto Rico.  These states and jurisdictions are subject to change.

Other Taxes

At the present time, We do not make any charges to the Separate Account for any federal, state, or local taxes (other than state premium taxes) that We incur which may be attributable to such Separate Account or to the Contracts.  We reserve the right to make a charge for any such tax or economic burden resulting from the application of the tax laws.

Surrender Charge

You may withdraw all or part of Your surrender value by sending Us a written request at Our Customer Service Center in good order.  The surrender value is the Separate Account accumulation value minus any applicable surrender charges.  In some states a premium tax charge may also be deducted.  (Surrenders and partial withdrawals may be restricted by a retirement plan under which You are covered.)  Partial withdrawals from an investment option must be made in amounts of $100 or more (except for systematic withdrawals described below). For a full surrender, You must send in Your Contract with Your surrender request.

We will deduct applicable surrender charges from any surrender or partial withdrawal of premiums (including a surrender to effect an annuity and on systematic withdrawals) that exceeds the free withdrawal amount.  This charge partially reimburses Us for the selling and distributing costs of this Contract.  These include commissions and the costs of preparing sales literature and printing prospectuses.  If the surrender charge is insufficient to cover all distribution expenses, then the deficiency will be met from Our surplus that may be, in part, derived from mortality and expense risk charge (described above).

The surrender charge will be based on the length of time between Your Contract issue date and partial withdrawals or surrender.

The surrender charge schedule  is as follows:

Length of Time From Contract Issue Date (Number of Years)	Surrender Charge (As a Percentage of Accumulation Value Withdrawn)
0-1	8%
1-2	8%
2-3	7%
3-4	6%
4-5	5%
5-6	4%
6-7	3%
7+	0%

No surrender charge will be assessed upon:

            (a)        payment of death benefits;

            (b)        exercise of the free look right;

            (c)        withdrawal less than or equal to the free withdrawal amount.

The surrender value cannot be greater than the accumulation value, but in no event will it be less than the minimum required by the laws of the state in which this Contract is delivered.

Free Withdrawal Amount

You can make penalty free withdrawals, without incurring a surrender charge, each Contract year Your Contract is in the surrender charge period. During the first Contract year, the free withdrawal amount is the greater of 1), 2), or 3):

1)      Any partial withdrawal taken as part of the GLWB lifetime payment amount;

2)      10% of the initial premium deposit; or

3)      IRS Required Minimum Distribution (RMD).

After the first Contract year and during the surrender charge period, the free withdrawal amount is the greater of 1), 2), or 3):

1)      Any partial withdrawal taken as part of the GLWB lifetime payment amount;

2)      10% of beginning of the Contract year accumulation value; or

3)      IRS Required Minimum Distribution (RMD).

Charges assessed for the GLWB, on each Contract quarter, will not reduce Your free withdrawal amount.

We will allow the free withdrawal amount to be taken in multiple withdrawals each Contract year. If the free withdrawal amount is not withdrawn or if less than the available free withdrawal amount is withdrawn, the amount not taken during the Contract year will not be carried over to subsequent years. A withdrawal may have Federal income tax consequences that can include income tax penalties and tax withholding. See “FEDERAL TAX STATUS” on page 32.

Amounts withdrawn under the Contract to comply with IRS minimum distribution rules and paid under a life expectancy option will not be subject to a surrender charge. The free withdrawal provision pertaining to the IRS minimum distribution will be calculated solely on the accumulation value of this Contract.  Amounts withdrawn to comply with IRS minimum distribution rules will reduce the amount available under the free withdrawal amount.

If the total withdrawals exceed the free withdrawal amount, then surrender charges are applied on the withdrawal amount in excess of the free withdrawal amount. Before taking a withdrawal, You should consult a tax advisor to consider the tax consequences of a withdrawal on Your variable annuity contract. See “FEDERAL TAX STATUS” on page 32.

FEDERAL TAX STATUS

Introduction

NOTE:  We have prepared the following information on federal income taxes as a general discussion of the subject.  It is not intended as tax advice to any individual.  No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the Contract.  You should consult Your own tax advisor about Your own circumstances.  We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement.  Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally You will not be taxed on the gain, if any, on the money held in Your annuity contract until You take the money out.  This is referred to as tax deferral.  There are different rules as to how You will be taxed depending on how You take the money out and the type of Contract – qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of Your Contract until a distribution occurs – either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a Non-Qualified Contract, the contract will generally not be treated as an annuity for tax purposes and any increase in the excess of the account value over the investment in the Contract during the taxable year must generally be included in income. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax advisor.

Qualified and Non-Qualified Contracts

If You invest in a variable annuity as part of an individual retirement plan, Your annuity is called a Qualified Contract. If Your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Qualified contracts are issued in connection with the plans listed below.  There is additional information about qualified contracts in the SAI.

•         Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the annuity.  Distributions from an IRA are generally subject to tax and, if made before age 59½, may be subject to a 10% penalty tax.

•         Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA.  A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax.  The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.  Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.  A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Distributions that are rolled over to another IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit.  This limit does not apply to direct trustee-to-trustee transfers or conversions of an IRA to a Roth IRA.

Minimum Distribution Rules and Eligible Rollover Distributions

Qualified contracts have minimum distribution rules that govern the timing and amount of distributions.  If You are attempting to satisfy these rules before the maturity date, the value of the GLWB and any enhanced death benefit may need to be included in calculating the amount required to be distributed. Consult with and rely upon Your tax advisor. In addition, the income for a specified period and income for a specified amount options may not always satisfy minimum required distribution rules. Consult with and rely upon Your tax advisor before electing this option.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity.  The annuity must also meet certain distribution requirements at the death of the annuitant or an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the SAI.  Midland National may modify the contract to attempt to maintain favorable tax treatment.

Owner Control

In some circumstances, owners of variable contracts who retain control over the investment of the underlying separate account assets may be treated as owners of those assets and may be subject to tax on income produced by those assets when earned, rather than deferred.  While You can allocate some or all of Your account value from one investment option to another, because You cannot direct the investments each investment option makes, We do not believe this causes You to be treated as the owner of the underlying investments.

Surrenders and Partial Withdrawals

If You make a partial withdrawal from a Non-Qualified Contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from gain and then from Your premium payments.  When You make a partial withdrawal, You are taxed on the amount of the surrender that is gain.  If You make a full surrender, You are generally taxed on the amount that Your surrender proceeds exceed the “investment in the contract,” which is generally Your premiums paid (adjusted for any prior partial withdrawals that came out of the premiums)..  See “Annuity Payments” below.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract” to the individual’s total account balance or accrued benefit under the retirement plan.  The “investment in the contract” generally equals the amount of Your non-deductible premium payments.  In many cases, the “investment in the contract” under a Qualified Contract can be zero.

The Internal Revenue Code also provides that surrendered gain may be subject to a penalty.  The amount of the penalty is equal to 10% of the amount that is includable in income.  Some surrenders will be exempt from the penalty.  In general, in the case of a distribution from a Non-Qualified Contract, this includes any amount:

•         paid on or after the taxpayer reaches age 59½;

•         paid after an owner dies;

•         paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

•         paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

•         paid under an immediate maturity; or

•         which come from premium payments made prior to August 14, 1982.

Special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult Your tax adviser with regard to exceptions from the penalty tax.

GLWB Benefit

The tax treatment of payments under the policy is unclear.  In particular, it is not clear whether lifetime payments made after the freedom date or after the Contract’s accumulation value is zero will be taxed as withdrawals or as annuity payments.  This is significant for nonqualified contracts because withdrawals are taxed less favorably than are annuity payments. In view of this uncertainty, We intend to adopt a conservative approach and treat payments during the settlement phase under non-qualified contracts as withdrawals. Similarly, for qualified contracts, We will apply the non-annuity rules for determining the IRS required minimum distributions, meaning that a percentage of the value of all benefits under the Contract will need to be withdrawn each year. Consult with and rely upon Your tax advisor.

Multiple Contracts

All nonqualified deferred contracts that are issued by Midland National (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution occurs.

Withholding

Distributions from Qualified and Non-Qualified Contracts are generally subject to withholding for Your federal income tax liability.  The withholding rate varies according to the type of distribution and Your tax status except with respect to eligible rollover distributions, as described above. You will be provided the opportunity to elect not to have tax withheld from distributions when allowed by law.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option You select, in general, for Non-Qualified and certain Qualified Contracts, only a portion of the annuity payments You receive will be includable in Your gross income.

In general, the excludable portion of each annuity payment You receive will be determined by dividing the “investment in the contract” on the maturity date by the total expected value of the annuity payments for the term of the payments.  This is the percentage of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income.  Once the “investment in the contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If, after annuitization , annuity payments stop because an annuitant  has died, the excess (if any) of the “investment in the contract” as of the annuitization over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for Your last taxable year.

Partial Annuitization

If part of an annuity contract’s value is applied to an annuity option that provides payments for one or more lives and for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals.  None of the payment options under the Contract are intended to qualify for this "partial annuitization" treatment and, if You apply only part of the value of the Contract to a payment option, We will treat those payments as withdrawals for tax purposes.

Medicare Tax

Distributions from non-qualified annuity contracts will be considered "investment income" for purposes of the Medicare tax on investment income.  Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts.   Please consult a tax advisor for more information.

Definition of Spouse under Federal Law

The Contract provides that upon Your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and GLWB benefit.  All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law.  The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages  recognized under state law will be recognized for federal law purposes.  Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law.  Consult a tax advisor for more information on this subject.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information regarding U.S. federal income tax consequences to annuity owners that are U.S. persons.  Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies.  In addition, such distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective foreign owners are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity contract purchase.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the Contract because of the death of the annuitant (only if the owner is a non-natural person) or an owner. Generally, such amounts should be includable in the income of the recipient:

•         if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

•         if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchange of Contracts

A transfer of ownership or absolute assignment of a Contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain maturity dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion.  An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Transfers of Non-Qualified Contracts for less than full and adequate consideration to the Contract owner at the time of such transfer, will trigger taxable income on the gain in the Contract, with the transferee getting a step-up in basis for the amount included in the Contract owner’s income.  This provision does not apply to transfers between spouses or transfers incident to a divorce.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise.  You should consult a tax advisor with respect to legal developments and their effect on the Contract.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate.  Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary.  Consult with and rely on an estate planning advisor for more information.

Under certain circumstances, the Code may impose a generation-skipping transfer (“GST”) tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner.  Regulations issued under the Code may require Us to deduct the tax from Your Contract, or from any applicable payment, and pay it directly to the IRS.

For 2017, the federal estate tax, gift tax, and GST tax exemptions and maximum rates are $5,490,000 and 40%, respectively.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that Your estate plan adequately addresses Your needs and those of Your beneficiaries under all possible scenarios.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions to the extent permitted under Federal tax law.

Maturity Date

The maturity date is the date on which income payments will begin under the annuity option You have selected.  The earliest possible maturity date under the Contract is the 1st Contract anniversary at which time You may annuitize Your full accumulation value (less any state premium taxes).  The maximum maturity date is the Contract anniversary immediately following the annuitant’s 115th birthday.  You may change the maturity date to an earlier Contract anniversary by sending written notice to Our Customer Service Center.  We must receive Your written notice at least 30 days prior to the original maturity date. The selection of a maturity date at the annuitant’s advanced age could have tax consequences so You should consult a tax adviser.

If You have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the maturity date You may:

1.       take the accumulation value, less any state premium tax and any surrender charge, in one lump sum, or

2.       convert the accumulation value, less any state premium tax and any surrender charge,  into an annuity payable to the payee under one of the payment options as described below.

Electing an Annuity Payment Option

You may apply the proceeds of a surrender to affect an annuity payment option.  Unless You choose otherwise, on the maturity date Your accumulation value (less any state premium taxes and any surrender charge) will be applied to a 10 year certain and life fixed annuity payment option.  The first monthly annuity payment will be made within one month after the maturity date.

Only fixed payment options are available. Variable payment options are not available under this Contract. Fixed payment options are obligations of the insurer’s general account and are subject to the insurer’s claims-paying ability.

Currently, the payment options are only available if the proceeds applied are $2,000 or more and the annual payment is more than $240.  We reserve the right to change the payment frequency so that payments are at least $100.

The annuitant’s actual age will affect each payment amount for annuity payment options involving life income.  The amount of each annuity payment to older annuitants will be greater than for younger annuitants because payments to older annuitants are expected to be fewer in number.  For annuity payment options that do not involve life payment, the length of the payment period will affect the amount of each payment.  With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.

The payee or any other person who is entitled to receive payments may name a beneficiary to receive any amount that We would otherwise pay to that person’s estate if that person died.   The person who is entitled to receive payment may change the beneficiary at any time.

Annuity payment options will be subject to Our rules at the time of selection.  We must approve any arrangements that involve a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary or an assignee.  Also, the details of all arrangements will be subject to Our rules at the time the arrangements take effect.  This includes:

•         rules on the minimum amount We will pay under an option;

•         minimum amounts for installment payments, surrender or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment);

•         the naming of people who are entitled to receive payment and their beneficiaries; and

•         the ways of proving age, gender, and survival.

You must elect the payment option at least 30 days before the maturity date.

If Your Contract is a Qualified Contract, payment options without a life contingency may not satisfy minimum required distribution rules.  Consult a tax advisor before electing such an option.

Fixed Payment Options

Payments under the fixed options are not affected by the investment experience of any investment option.  The accumulation value (less any state premium taxes and any surrender charge) as of the maturity date will be applied to the fixed option selected.  We guarantee interest under the fixed options at a rate of 1.00% a year.  We may also credit interest under the fixed payment options at a rate that is above the 1.00% guaranteed rate (this is at Our complete discretion).  Thereafter, interest or payments are fixed according to the annuity option chosen.

Payment Options

The following four payout options are available:

1.       Income for Specified Period: We pay installments for a specified period of 5 to 20 years.  We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at Our discretion). This option may not satisfy required minimum distribution rules for qualified contracts.  Consult a tax advisor before electing this option under a qualified contract. However, by current company practice We may offer other options.

2.       Income for a Specified Amount: We pay income of the specified amount until the principal and interest are exhausted.  The specified amount is subject to the limitation that principal and interest must be payable for at least 5 years and must be exhausted at the end of 20 years.

3.       Payment of Life Income: We will pay monthly income for life.  You may choose from 1 of 2 ways to receive the income:

a.       Life Annuity: We will pay monthly income for life.  With a life annuity payment option, payments will only be made as long as the annuitant is alive.  Therefore, if the annuitant dies after the first payment, then only one payment will be made.

b.       Life Annuity With Certain Period: We will pay equal monthly payments for either 120 or 240 guaranteed payments, and then for as long as the annuitant is living thereafter. The period certain options are 10 and 20 years. However, by current company practice We may offer other options.

4.       Joint and Survivor Income: We will make monthly payments until the last surviving payee’s death.  Therefore, if both payees die after the first payment, then only one payment will be made.  The annuitant must be at least 50 years old and the beneficiary/payee must be at least 45 years old at the time of the first monthly payment.

ADDITIONAL INFORMATION

Transfer Limitations

Frequent, large, programmed or short-term transfers among investment options, such as those associated with “market timing” transactions, can adversely affect the portfolios and the returns achieved by Contract owners.  In particular, such transfers may dilute the value of the portfolios’ shares, interfere with the efficient management of the portfolios’ investments, and increase brokerage and administrative costs of the portfolios.  In order to try to protect Our Contract owners and the portfolios from potentially harmful trading activity, We have implemented certain market timing and excessive trading policies and procedures (the “Market Timing Procedures”).  Our Market Timing Procedures are designed to detect and prevent frequent or short-term transfer activity among the investment options of the Separate Account that may adversely affect other Contract owners or portfolio shareholders.

More specifically, currently Our Market Timing Procedures are intended to detect potentially harmful trading or transfer activity by monitoring for excessive trading.  We currently define excessive trading as:

•         More than one purchase and sale of the same investment option within a 60-calendar day period, commonly referred to as a “round trip”.  Two or more “round trips” involving the same investment option within a 60-calendar day period is considered excessive trading.

•         Six round-trips involving the same investment option within a twelve month period.

We may review transfer requests, daily blotters, and transaction logs in an attempt to identify transfers that exceed these transfer parameters.  We may review those transfers (and other transfers in the same Contract) to determine if, in Our judgment, the transfers are part of a market timing strategy or otherwise have the potential to be harmful.  We may honor and process the second transfer request, but if We believe that the activity is potentially harmful, We may suspend that Contract’s transfer privileges and We may not accept another transfer request telephonically or electronically (fax, internet, etc.) for 14 business days. We may attempt to inform the Contract owner (or registered representative) by telephone that their transfers have been deemed potentially harmful to others and that their telephone and electronic transfer privilege is suspended for 14 days.  If We do not succeed in reaching the Contract owner or registered representative by phone, We may send a letter by first class mail to the Contract owner’s address of record.

We reserve the right to apply Our market timing procedures to all of the investment options available under the Contracts, including those investment options that invest in portfolios that affirmatively permit frequent and short-term trading in other variable annuity contracts offered by Us or other insurance companies.  Therefore, if You allocate premiums or Your accumulation value to this type of investment option, You may indirectly bear the effects of market timing or other frequent trading. These portfolios might not be appropriate for long-term investors.  For a complete description of each portfolios’ trading policies, review each portfolios’ prospectus.

In addition to Our own market timing procedures, managers of the investment portfolios might contact Us if they believe or suspect that there is market timing or other potentially harmful trading, and if so We will take appropriate action to protect others.  In particular, We may, and We reserve the right to, reverse a potentially harmful transfer.  If so, We will inform the Contract owner and/or registered representative. You will bear any investment loss involved in a reversal.

To the extent permitted by applicable law, We reserve the right to delay or reject a transfer request at any time that We are unable to purchase or redeem shares of any of the portfolios available through Separate Account C, because of any refusal or restriction on purchases or redemptions of their shares on the part of the managers of the investment portfolios as a result of their own policies and procedures on market timing activities or other potentially abusive transfers.  If this occurs, We will attempt to contact You by telephone for further instructions.  If We are unable to contact You within 5 business days after We have been advised that Your transfer request has been refused or delayed by the investment portfolio manager, the amount intended for transfer will be retained in or returned to the originating investment option.  You should also be aware that as required by Rule 22c-2 under the 1940 Act, We have entered into information sharing agreements with each of the fund companies whose portfolios are offered through the Contract.  Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor portfolio trading and may include personal contract information, including names and social security numbers or other tax identification numbers.  As a result of this information sharing, a fund company may direct Us to restrict a Contract owner’s transactions if the fund company determines that the Contract owner has violated the portfolio’s excessive/frequent trading policy.  This could include the fund company directing Us to reject any allocations of premium or Contract value to the portfolio or all portfolios within the fund family.  We are contractually obligated to comply with all restrictions imposed by the portfolios. You should read the prospectuses of the portfolios for more details on their ability to refuse or restrict purchases or redemptions of their shares.

In Our sole discretion, We may revise Our Market Timing Procedures at any time without prior notice as We deem necessary or appropriate to better detect and deter frequent, programmed, large, or short-term transfers that may adversely affect other Contract owners or portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers).  We may change Our parameters to monitor for a different number of transfers with different time periods, and We may include other factors such as the size of transfers made by Contract owners within given periods of time, as well as the number of “round trip” transfers into and out of particular investment options for purposes of applying the parameters used to detect potential market timing and other potentially harmful activity.  We may aggregate transfers made in two or more Contracts that We believe are connected (for example, two Contracts with the same owner, or owned by spouses, or owned by different partnerships, trusts, or corporations that are under common control, etc.).

We do not include transfers made pursuant to the portfolio rebalancing program in these limitations. We may vary Our market timing procedures from investment option to investment option, and may be more restrictive with regard to certain investment options than others.  We may not always apply these detection methods to investment options investing in portfolios that, in Our judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.  Currently, We do not intend to apply these frequent trading detection methods or restrictions to portfolios that are open for frequent transfers, indicated by an “*” in the list shown on page 2 of this prospectus.

We reserve the right to place restrictions on the methods of implementing transfers for all Contract owners that We believe might otherwise engage in trading activity that is harmful to others.  For example, We might only accept transfers by original “wet” Contract owner signature conveyed through the U.S. mail (that is, We can refuse transfer requests submitted by phone, facsimile, e-mail or by any other electronic means, or overnight courier service). We also reserve the right to implement and administer redemption fees imposed by one or more of the portfolios in the future.

Contract owners seeking to engage in frequent, programmed, large, or short-term transfer activity may deploy a variety of strategies to avoid detection.  Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations.  In addition, the terms of the contract may also limit Our ability to restrict or deter harmful transfers.  Furthermore, the identification of Contract owners determined to be engaged in transfer activity that may adversely affect other Contract owners or portfolios’ shareholders involves judgments that are inherently subjective.  Accordingly, despite Our best efforts, We cannot guarantee that Our Market Timing Procedures will detect every potential market timer. Some market timers may get through Our controls undetected and may cause dilution in unit value to others. We apply Our Market Timing Procedures consistently to all Contract owners without special arrangement, waiver, or exception.  We may vary Our Market Timing Procedures among Our other variable insurance products to account for differences in various factors, such as operational systems and Contract provisions.  In addition, because other insurance companies and/or retirement plans may invest in the portfolios, We cannot guarantee that the portfolios will not suffer harm from frequent, programmed large, or short-term transfers among investment options of variable policies issued by other insurance companies or among investment options available to retirement plan participants.

Midland National Life Insurance Company

We are Midland National Life Insurance Company, a stock life insurance company.  We were organized in 1906, in South Dakota, as a mutual life insurance company at that time named “The Dakota Mutual Life Insurance Company.”  We were reincorporated as a stock life insurance company, in 1909.  Our name “Midland” was adopted in 1925.  We were redomesticated to Iowa in 1999.  We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands.  Our Principal Office address is:

Midland National Life Insurance Company

4350 Westown Parkway

West Des Moines, IA 50266

Phone: (877) 586-0240 (toll-free)

Please note all inquiries, correspondence and premium payments should be sent to Our Customer Service Center.

Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas.  Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

Our Financial Condition

As an insurance company, We are required by state insurance regulation to hold a specified amount of reserves in order to meet all of the contractual obligations of Our general account to Our Contract owners.  We monitor Our reserves so that We hold sufficient amounts to cover actual or expected contract and claims payments.  It is important to note, however, that there is no guarantee that We will always be able to meet Our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations.  These risks include those associated with losses that We may incur as the result of defaults on the payment of interest or principal on Our General Account assets, as well as the loss in market value of those investments.  We may also experience liquidity risk if Our General Account assets cannot be readily converted into cash to meet obligations to Our Contract owners or to provide collateral necessary to finance Our business operations.

We encourage both existing and prospective Contract owners to read and understand Our financial statements, which are included in the Statement of Additional Information ("SAI").  You can obtain a free copy of the SAI by writing to Us at Our Customer Service Center, calling Us at (866) 747-3421, or faxing Us at (866) 511-7038.  The overnight mailing address is Midland National Customer Service Center, Mail Zone 547, 5801 SW 6th Avenue, Topeka, Kansas 66636-1001.

Portfolio Voting Rights

We invest the assets of Our Separate Account investment options in shares of the portfolios.  Midland National is the legal owner of the shares and has the right to vote on certain matters.  Among other things, We may vote:

•         to elect the Funds’ or Trust’s Board of Directors/Trustees,

•         to ratify the selection of independent auditors for the portfolios,

•         on any other matters described in the portfolios’ current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940, and

•         in some cases, to change the investment objectives and contracts.

Even though We own the shares, We may give You the opportunity to tell Us how to vote the number of shares that are allocated to Your Contract.

The funds companies will determine if and how often shareholder meetings are held.  As We receive notice of these meetings, We will ask for Your voting instructions.  The portfolios are not required to and generally do not hold a meeting in any given year.

If We do not receive instructions in time from all Contract owners, then We currently intend to vote those shares in the same proportion as We vote shares for which We have received instructions in that portfolio.  We currently intend to vote any portfolio shares that We alone are entitled to vote in the same proportions that Contract owners vote. The effect of this proportional voting is that a small number of Contract owners may control the outcome of a vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the portfolio in Our own right or to restrict owner voting, then We may do so.

How We Determine Your Voting Shares

You may participate in voting only on matters concerning the portfolios in which Your accumulation value has been invested.  We determine Your voting shares in each investment option by dividing the amount of Your accumulation value allocated to that investment option by the net asset value of one share of the corresponding portfolio. This is determined as of the record date set by the Fund’s/Trust’s Board of Directors/Trustees for the shareholders meeting.

If You have a voting interest, then We will provide You proxy material and a form for giving Us voting instructions.  In certain cases, We may disregard instructions relating to changes in the portfolio’s adviser or the investment adviser contracts of the portfolios.

Voting Privileges of Participants in Other Companies

Other insurance companies own shares in the portfolios to support their variable life insurance and variable annuity products.  We do not foresee any disadvantage to this.  Nevertheless, each Fund’s/Trust’s Board of Directors/Trustees will monitor events to identify conflicts that may arise and determine appropriate action.  If We disagree with any portfolio action, then We will see that appropriate action is taken to protect Our Contract owners.  If We ever believe that any of the portfolios are so large as to materially impair its investment performance, then We will examine other investment options.

Our Reports to Owners

We send You a quarterly report within 31 days after the end of each calendar quarter showing the Contract accumulation value, surrender value, and the death benefit as of the end of the calendar quarter.  The report will also show the allocation of Your accumulation value and reflects amounts deducted from or added to the accumulation value since the last report.

Confirmation notices will be sent to You for premiums, partial withdrawals, surrenders, transfers of amounts between investment options and certain other financial transactions within 5 business days of processing.

You have 30 days to notify Our Customer Service Center of any errors or discrepancies. You must notify Us of any errors within 30 days of the reporting. We will review and potentially correct any errors. In the absence of such notice, You shall be deemed to have accepted the reported transaction(s) and relieved Us of any related claim or liability.

We also currently intend to send You semi-annual reports with financial information on the portfolios.

Contract Periods, Anniversaries

We measure Contract years, Contract months, Contract quarters, and Contract anniversaries from the issue date shown on Your Contract’s information page.  Each Contract month, Contract quarter and Contract year begins on the same day in each month, quarter and year respectively.  For this purpose, if that date is not a calendar date in every month, then We look forward to the first day of the next calendar month.

Dividends

We do not pay any dividends on the variable annuity Contract described in this prospectus.

Change of Address Notification

To protect You from fraud and theft, We may verify any changes in address You request by sending a confirmation of the change to both Your old and new addresses.  We may also call You to verify the change of address.

Modification to Your Contract

Upon notice to You, We may modify Your Contract to:

(a)    permit the Contract or the Separate Account to comply with any applicable law or regulation issued by a government agency;

(b)    assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or variable annuity contracts;

(c)    reflect a change in the operation of the Separate Account; or

(d)    provide additional investment options.

In the event of such modifications, We will make an appropriate endorsement to the Contract.

Your Beneficiary

You name Your beneficiary in Your Contract application.  The beneficiary is entitled to the death benefit of the Contract.  A beneficiary is revocable unless otherwise stated in the beneficiary designation.  You may change a revocable beneficiary during the owner’s lifetime.  We must receive written notice (signed and dated) informing Us of the change.  Upon receipt and acceptance at Our Customer Service Center, a change takes effect as of the date that the written notice is recorded by Us.  We will not be liable for any payment made before We receive and accept the written notice.  If no primary beneficiary is living when the owner dies, the death benefit will be paid to the contingent beneficiary, if any.  If no beneficiary is living when the owner dies, then We will pay the death benefit to the owner’s estate.

If the sole beneficiary is not the spouse, the surviving joint owner will be the designated primary beneficiary and any other beneficiaries on record will be treated as contingent beneficiaries.

Assigning Your Contract

You may assign Your rights in a Non-Qualified Contract.  You must send a copy of the assignment to Our Customer Service Center.  The assignment does not take effect until We accept and approve it.  We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the state insurance commissioner, to refuse assignments or transfers at any time on a non-discriminatory basis. We are not responsible for the validity of the assignment or for any payment We make or any action We take before We record notice of the assignment.  An absolute assignment is a change of ownership.  There may be tax consequences.

This Contract is not designed for resale, speculation, arbitrage, viatical settlements or any other type of collective investment scheme.  This Contract may not be traded on any stock exchange or secondary market.

When We Pay Proceeds from This Contract

We will generally pay any death benefits, withdrawals, or surrenders within seven days after receiving the required form(s) in good order at Our Customer Service Center.

We may delay payment or transfers for one or more of the following reasons:

•         We cannot determine the amount of the payment,

•         the New York Stock Exchange is closed,

•         trading in securities has been restricted by the SEC,

•         if for any reason (including the existence of an emergency) it is not reasonably practicable to dispose of or fairly value the securities held in an investment option,

•         The SEC by order permits Us to delay payment to protect Our Contract owners, or

•         Your premium check(s) have not cleared Your bank.

In addition, pursuant to SEC rules, if any portfolio suspends payment of redemption proceeds, then We will delay payment of any transfer, partial withdrawal, surrender, or death benefit from the corresponding investment option until the suspension of redemptions is lifted or the portfolio is liquidated, as applicable.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require Us to reject a premium payment and/or “freeze” a Contract owner’s account.  If these laws apply in a particular situation, We would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments.  If a Contract or investment option is frozen, the applicable accumulation value would be moved to a special segregated interest bearing account and held in that account until We receive instructions from the appropriate federal regulator.  We may also be required to provide information about You and Your Contract to the government agencies and departments.

Distribution of the Contracts

We have entered into a distribution agreement with Our affiliate, Sammons Financial Network, LLC (“Sammons Financial Network”) for the distribution and sale of the Contracts.  Sammons Financial Network is a Delaware limited liability company and its principal office is located at 4546 Corporate Drive, Suite 100, West Des Moines, IA 50266.  Sammons Financial Network is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National Life Insurance Company.  Sammons Financial Network may enter into written sales agreements with other broker-dealers (“selling firms”) for the sale of the Contracts.  We pay commissions to Sammons Financial Network for sales of the Contracts.

Sales commissions may vary, but the maximum commission payable in the first Contract year for contract sales is 7.00%. In addition, where lower commissions may be paid on premium payments, We may also pay up to a 1.00% trail commission starting in the second year of the Contract based on the accumulation value. We may also pay additional amounts and reimburse additional expenses of Sammons Financial Network based on various factors.

We also pay for Sammons Financial Network’s operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Sammons Financial Network’s management team; advertising expenses; and all other expenses of distributing the Contracts.

Sammons Financial Network pays selling firms all or a portion of the commissions received for their sales of  the Contract.  Registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that We may provide jointly with Sammons Financial Network.

Non-cash items that We and Sammons Financial Network may provide include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs.  Those programs may also include other types of cash and non-cash compensation and other benefits.  Ask Your registered representative for further information about what Your registered representative and the selling firm for which he or she works may receive in connection with Your purchase of a Contract.

In addition to ordinary commissions, Sammons Financial Network operating and other expenses and non-cash items, We provide payments to certain third parties for training, product development, marketing and development efforts with selling firms, and other wholesaling and relationship management services.

We intend to recoup commissions and other sales expenses indirectly through the following fees and charges deducted under the Contract: (a) the mortality and expense risks charge; (b) asset based administration charges; (c) surrender charges, and (d) payments, if any, received from the investment options, their distributors, service providers and/or managers.  Commissions and other incentives or payments described above are not charged directly to You or the Separate Account but they are reflected in the fees and charges that You do pay directly or indirectly.

Regulation

We are regulated and supervised by the Iowa Insurance Department.  We are subject to the insurance laws and regulations in every jurisdiction where We sell insurance and annuity contracts.  The provisions of this Contract may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on Our operations and finances to insurance officials in all the jurisdictions where We sell insurance and annuity contracts.  The officials are responsible for reviewing Our reports to be sure that We are financially sound and are complying with the applicable laws and regulations.  We are also subject to various federal securities laws and regulations.

Cybersecurity Risks

We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities.  Because Our variable product business is highly dependent upon the effective operation of Our computer systems and those of Our business partners, Our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions) and cyberattacks.  These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption, and unauthorized release of confidential customer information.  Such systems failures and cyberattacks affecting Us, Sammons Financial Network, LLC, the underlying portfolios, intermediaries and other affiliated or third-party service providers may adversely affect Us and Your accumulation value.  For instance, cyberattacks may:  interfere with Our processing of Contract transactions, including the processing internet transactions or with the underlying portfolios; impact Our ability to calculate accumulation unit values; cause the release and possible destruction of confidential customer or business information; impede order processing; subject Us and/or Our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage.  Cybersecurity risks may also impact the issuers of securities in which the underlying portfolios invest, which may cause the funds underlying Your Contract to lose value. There can be no assurance that We or the underlying portfolios or Our service providers will avoid losses affecting Your Contract due to cyberattacks or information security breaches in the future.

Legal Proceedings

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits.  In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made.  Although the outcome of any litigation cannot be predicted with certainty, Midland National Life Insurance Company believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the Separate Account, on the ability of Sammons Financial Network, LLC to perform under its distribution agreement, or on the ability of the Company to meet its obligations under the Contract.

Legal Matters

The law firm of Eversheds-Sutherland (US) LLP, Washington, DC, has provided certain legal advice relating to certain matters under the federal securities laws.

Financial Statements

The financial statements of Midland National Life Separate Account C at December 31, 2016, and for the periods disclosed in those financial statements, and the financial statements and schedules of Midland National Life Insurance Company at December 31, 2016 and 2015, and for the three years in the period ended December 31, 2016, appearing herein have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.  The financial statements and schedules audited by PricewaterhouseCoopers LLP have been included in reliance on their report, given on their authority as experts in accounting and auditing. The mailing address for PricewaterhouseCoopers LLP is as follows:

PricewaterhouseCoopers LLP

699 Walnut Street, Suite 1300

Des Moines, IA 50309

The financial statements of Midland National Life Insurance Company should be considered only as bearing on the ability of Midland National to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of Separate Account C.

STATEMENT OF ADDITIONAL INFORMATION

A free copy of the SAI is available which contains more details concerning the subjects discussed in this prospectus.  You can get this SAI by checking the appropriate box on the application form, by writing Our Customer Service Center, or by calling Our Customer Service Center’s Toll Free number at 1-866-747-3421.  The following is the Table of Contents for the SAI:

APPENDIX A – SEPARATE ACCOUNT INVESTMENT OPTIONS

The Separate Account has a number of investment options, each of which invests in the shares of a corresponding portfolio. More detailed information about the portfolios and their investment objectives, policies, risks, expenses and other aspects of their operations appear in the portfolio prospectuses.

Certain portfolios may invest substantially all of their assets in other mutual funds.  As a result, You will pay fees and expenses at both portfolio levels.  This will reduce Your investment return.  These arrangements are referred to as "funds of funds" or "master-feeder funds."  Funds of funds or master-feeder structures may have higher expenses than portfolios that invest directly in debt or equity securities.

Certain portfolios invest in positions that emphasize alternative investment strategies and/or nontraditional asset classes. Alternative investment strategies may be riskier than traditional investment strategies and may involve leverage or use various complex hedging techniques, like options and derivatives. These alternative investments create a mix of strategies that offers potential diversification benefits beyond traditional investment strategies.

Certain portfolios may employ volatility management strategies to provide for downside protection during sharp downward movements in equity markets.  The cost of these hedging strategies could limit the upside participation of the portfolio in rising equity markets relative to other portfolios.  There is no guarantee that a portfolio using a volatility management strategy can achieve or maintain its optimal risk targets, and the portfolio may not perform as expected.

You should consult with Your registered representative to determine which combination of investment choices is appropriate for You.

Investment Policies of the Portfolios

Each portfolio tries to achieve a specified investment objective by following certain investment policies.  No one can promise that any portfolio will meet its investment objective.  A portfolio’s objectives and policies affect its returns and risks.  Each investment option’s performance depends on the experience of the corresponding portfolio.  You bear the risk that the underlying portfolios You have allocated amounts to will not meet their investment objectives.  The objectives of the portfolios are as follows:

Portfolio	Investment Objective	Investment Adviser
American Funds Insurance Series®
American Funds IS Blue Chip Income and Growth Fund Class 4	Seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.	Capital Research and Management CompanySM
BlackRock Variable Series Funds, Inc.
BlackRock Large Cap Growth V.I. Fund Class III	Seeks long-term capital growth.	BlackRock Advisors, LLC
BlackRock S&P 500 V.I. Fund Class 2	Seeks investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor’s 500 Index.	BlackRock Advisors, LLC
BlackRock Total Return V.I. Fund Class 3	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC
Deutsche Variable Insurance Portfolios
Deutsche Equity 500 Index VIP-B

Seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500® Index"), which emphasizes stocks of large US companies.

Deutsche Investment Management Americas Inc.; Northern Trust Investments, Inc. serves as sub-adviser
Janus Aspen Series
Janus Henderson Flexible Bond Portfolio Service Shares	Seeks to obtain maximum total return, consistent with preservation of capital.	Janus Capital Management LLC
Legg Mason Partners Variable Income Trust
Western Asset Core Bond Plus VIT Portfolio Class II

Seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing to obtain an average duration within 30% of the average duration of the domestic bond market as a whole.

Legg Mason Partners Fund Advisor, LLC, investment manager; Western Asset Management Company, Western Asset Management Company Limited, Western Asset Management Company Ltd. and Western Asset Management Company Pte Ltd., sub-advisers

MFS® Variable Insurance Trust II
MFS Corporate Bond Portfolio Service Class	Seeks total return with an emphasis on current income, but also considering capital appreciation.	Massachusetts Financial Services Company
Oppenheimer Variable Account Funds
Oppenheimer Main Street Fund/VA Service Class	Seeks capital appreciation.	OFI Global Asset Management, Inc.; OppenheimerFunds, Inc. serves as sub-adviser
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio Advisor Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company LLC

The portfolios may make a material change in their investment policies.  In that case, We will send You notice of the change.  Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount that You have in that investment option to another investment option.  (See “Transfers of Accumulation Value” on page 21).

The portfolios sell their shares to Separate Accounts of various insurance companies to support both variable life insurance and variable annuity contracts, and to qualified retirement plans.  We currently do not foresee any disadvantages to Our Contract owners arising from this use of the portfolios for this type of mixed and shared funding.  The funds companies will monitor for possible conflicts arising out of this practice.  If any such conflict or disadvantage does arise, We and/or the applicable fund companies may take appropriate action to protect Your interests.

The portfolios available under the Contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual funds that have very similar or nearly identical names and that are or may be managed by the same investment adviser or manager.  Nevertheless, the investment performance and results of any of the portfolios that are available under the Contracts may be lower, or higher, than the investment results of such other (publicly available) mutual funds.  There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment adviser or manager and the same investment objectives and policies and a very similar or nearly identical name.

The portfolios offered through the Contract are selected by Midland National based on several criteria, including asset class coverage, the alignment of investment objectives of a portfolio with Our hedging strategy, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Of course, We also consider whether the portfolio’s adviser is an affiliate of ours. We also consider whether the portfolio, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for the sale of the policies. Another factor that We consider during the selection process is whether the portfolio or one of its service providers (e.g., the investment adviser or sub-advisers) will make payments to Us or Our affiliates in connection with certain administrative, marketing and support services, and the amount of any such payments, or whether affiliates of the funds can provide marketing and distribution support for sales of the Contracts.

The portfolios were also selected in light of the GLWB feature.  In this regard, We selected portfolios that may be considered more conservative than many other portfolios in order to limit the risk that We bear in guaranteeing the GLWB benefits. This may limit Your potential for upside investment gains.

You are responsible for choosing the investment options, and the amounts allocated to each, that are appropriate for Your own individual circumstances and by Your investment goals, financial situation, and risk tolerance. Since investment risk is borne by You decisions regarding investment allocations should be carefully considered and periodically re-evaluated.

Other portfolios (or available classes) may have lower fees and better overall investment performance.

In making Your investment selections, We encourage You to thoroughly investigate all of the information regarding the portfolios that are available to You, including each portfolio’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the fund company’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a portfolio. You should monitor and periodically re-evaluate Your allocations to determine if they are still appropriate.

You bear the entire risk for the allocation of Your premiums and accumulation value among the investment options whether or not You use the service of an adviser.  We are not responsible for any investment or other advice or services that You may receive.

You bear the risk of any decline in the accumulation value of Your Contract resulting from the performance of the investment options You have chosen.

We do not recommend or endorse any particular portfolio or portfolios and We do not provide investment advice.

Availability of the Portfolios

We cannot guarantee that each portfolio will always be available for investment through the Contracts.

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in the Separate Account. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of a portfolio are no longer available for investment or if, in Our judgment, further investment in any portfolio should become inappropriate, We may redeem the shares of that portfolio and substitute shares of another portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the Investment Company Act of 1940, as amended, or other applicable law.

APPENDIX B – STATE VARIATIONS

Certain contract features described in this Prospectus may vary or may not be available in Your state. The state in which Your Contract is issued governs whether or not certain features, riders, charges or fees are available or will vary under Your Contract. These variations are reflected in Your Contract and in riders or endorsements to Your Contract.

This Appendix B contains an overview of state specific variations.

APPENDIX C – GLWB Examples

GLWB Roll-up Examples:

Example 1:

Assume a Contract in the GLWB roll-up period at Contract year end has the following values:

Total Premiums in the Contract = $100,000

GLWB Value = $150,000

S&P 500 index gains over the Contract year = 10%

GLWB roll-up amount for the Contract year = $9,500.  The calculations are as follows:

GLWB roll-up percentage = 9.5% = 2% + 75% * 10% (Index Gains)

GLWB roll-up amount = $9,500 = 9.5% (GLWB roll-up percentage) * $100,000 (Total Premiums in Contract)

Calculated new GLWB Value = $159,500 = $150,000 (prior GLWB Value) + $9,500 (GLWB roll-up amount)

Maximum GLWB Value = $200,000 = 200% * $100,000 (Total Premiums in Contract)

The new GLWB value is the smaller of the Maximum GLWB Value and the calculated new GLWB Value = smaller of $200,000 and $159,500 = $159,500.  The Accumulation Value is not affected by this calculation.

Example 2:

Assume a Contract in the GLWB roll-up period at Contract year end has the following values:

Total Premiums in the Contract = $100,000

GLWB Value = $195,000

S&P 500 index gains over the Contract year = 10%

GLWB roll-up amount for the Contract year = $5,000.  The calculations are as follows:

GLWB roll-up percentage = 9.5% = 2% + 75% * 10% (Index Gains)

GLWB roll-up amount = $9,500 = 9.5% (GLWB roll-up percentage) * $100,000 (Total Premiums in Contract)

Calculated new GLWB Value = $204,500 = $195,000 (prior GLWB Value) + $9,500 (GLWB roll-up amount)

Maximum GLWB Value = $200,000 = 200% * $100,000 (Total Premiums in Contract)

The new GLWB value is the smaller of the Maximum GLWB Value and the calculated new GLWB Value = smaller of $200,000 and $204,500 = $200,000.  The Accumulation Value is not affected by this calculation.

Partial Withdrawals Examples:

Example 1:

Assume a Contract is issued to a single owner issue age 56 has the following values and transactions:

Initial Premium = $50,000

1 month after the Contract issue date, there is a partial withdrawal = $1,500

3 months after the Contract issue date, there is an additional premium contribution = $10,000

GLWB value at issue= $50,000 (equals the initial premium)

Lifetime payment amount available at issue = $1,500 = $50,000 (GLWB Value at issue) * 3% (Lifetime Payment Percentage based on a single life issue age 56)

IRS RMD at Contract issue = $0

The free withdrawal amount available during the 1st Contract year = $5,000.  The calculations are as follows:

10% of the initial premium = $5,000 = 10% * $50,000 (initial premium)

RMD required at Contract issue = $0

Lifetime payment amount available at issue = $1,500 = $50,000 (GLWB Value at issue) * 3% (Lifetime payment percentage for single life age last birthday of 56)

The free withdrawal amount available during the 1st Contract year = $5,000 = the maximum of 10% * $50,000 (initial premium) and $0 (RMD required at Contract issue) and $1,500 (Lifetime payment amount available at Contract issue).

Due to the partial withdrawal, the lifetime payment amount is set 1 month after the Contract issue date to $1,500 per Contract year and the GLWB roll-up period has ended.  The calculations are as follows:

Lifetime payment amount = $1,500 = $50,000 (GLWB value at1st partial withdrawal) * 3% (applicable Lifetime payment percentage for single life 56 at last birthday on 1st partial withdrawal date).

The amount of surrender charge assessed upon the partial withdrawal = $0.  The calculations are as follows:

The amount surrender charge assessed = $0 = maximum of $0 and {$1,500 (partial withdrawal amount) - $5,000 (free partial withdrawal amount available during the 1st Contract year)} * 8% (applicable surrender charge percentage).

The GLWB value after the 1st partial withdrawal = $48,500.  The calculations are as follows:

GLWB Value at time of the 1st partial withdrawal = $50,000 (see above for details)

The Lifetime payment amount available equals $1,500 (see calculations above)

The first partial withdrawal amount is $1,500 (see above for details)

The partial withdrawal is less than or equal to the Lifetime payment amount available, so the GLWB Value after the partial withdrawal = $48,500 = $50,000 (GLWB Value prior to the partial withdrawal) - $1,500 (partial withdrawal amount).

After the withdrawal 1st partial withdrawal of $1,500 (less than the free withdrawal amount available), the free withdrawal amount available is $3,500 until the next Contract year = $5,000 (free withdrawal amount available prior to the partial withdrawal) - $1,500 (partial withdrawal amount).  The $10,000 additional premium contribution that occurs 3 months after the Contract issue date does not count towards the free withdrawal amount until the next Contract year, i.e. the free withdrawal amount available during the 1st Contract year is not recalculated until Contract year end for the next Contract year.

Example 2:

Assume a Contract in its 4th Contract year issued to a single owner issue age 50 (current age 54) has not yet taken a partial withdrawal and has the following values and transactions during the 4th Contract year:

Current Accumulation Value = $100,000

Takes a partial withdrawal = $25,000 during the 4th Contract year (note; this is an excess partial withdrawal and will reduce the Lifetime payment amount available after the excess partial withdrawal)

Current Free partial amount available = $10,000

Current GLWB value = $150,000

Applicable Surrender Charge Percentage (4th Contract year) = 6%

Due to the partial withdrawal, the Lifetime payment amount is set upon the 1st partial withdrawal and the GLWB roll-up period has ended.  The Lifetime payment amount available after the excess partial withdrawal = $3,428.01.  The calculations are as follows:

The GLWB Value after the excess partial withdrawal is $114,267.02.  The calculations are as follows:

The partial withdrawal is greater than the Lifetime payment amount available.  The GLWB Value is reduced dollar for dollar up to the Lifetime payment amount and is reduced pro-rata for the portion of the partial withdrawal in excess of the Lifetime payment amount available.

•         Lifetime payment amount available $4,500 = $150,000 (GLWB Value at time of 1st partial withdrawal) * 3% (applicable Lifetime payment percentage at the time of the 1st withdrawal. single life attained age 54)

•         The Accumulation Value after reduction for the Lifetime payment amount = $95,500 = $100,000 (accumulation value) - $4,500 (Lifetime payment amount available prior to the excess withdrawal)

•         The Accumulation Value after the excess partial withdrawal is $75,000 = $100,000 (Accumulation Value before partial withdrawal) - $25,000 (partial withdrawal amount)

•         Excess partial withdrawal = $20,500 = $25,000 (partial withdrawal) - $4,500 (Lifetime payment amount available prior to excess partial withdrawal)

•         The excess partial withdrawal reduced the Accumulation Value (after the reduction for the Lifetime payment amount available before the excess partial withdrawal) by % = $20,500 (excess partial withdrawal) / $95,500 (Accumulation Value after reduction for the Lifetime payment amount), so the GLWB Value (after reduction for the Lifetime payment amount) will further be reduced by an additional 21.4659686% for the excess partial withdrawal.

•         The GLWB Value (after reduction for Lifetime payment amount available) = $145,500 = $150,000 (GLWB Value prior to partial withdrawal) - $4,500 (Lifetime payment amount available)

•         The GLWB Value after the excess Partial Surrender equals $114,267.02 = $145,500 (GLWB Value after reduction for Lifetime payment amount available) * {1 – 21.4659686% (additional reduction for excess partial withdrawal)}

Lifetime payment amount after the excess partial withdrawal = $3,428.01.  The calculations are as follows:

Lifetime payment amount prior to the excess partial withdrawal is the lessor of 1) and 2);

1)      Lifetime payment amount prior to the excess partial withdrawal = $4,500

2)      the greater of a. and b.;

a.       $2,250 = 3% (Lifetime payment percentage) * $75,000 (Accumulation Value after the excess partial withdrawal)

b.       $3,428.01 = 3% (Lifetime payment percentage) * $114,267.02 (GLWB Value after the excess partial withdrawal)

The above calculation of the Lifetime payment amount after the excess partial withdrawal = $3,428.01 = lessor of $4,500 [1) above] and the greater of $2,250 [2) a. above] and $3,428.01 [2) b. above].

The amount of surrender charge assessed upon the $25,000 withdrawal = $900.  The calculations are as follows:

The amount of surrender charge percentage assessed = $900 = {$25,000 (partial withdrawal amount) - $10,000 (free withdrawal amount available)} * 6% (applicable surrender charge percentage).

After the partial withdrawal, the free withdrawal amount available for the remainder of the Contract year is $0, because the $25,000 partial withdrawal amount exceeded the $10,000 free withdrawal amount available withdrawal.  No additional free withdrawal amount will be available until the next Contract year when it is recalculated at Contract year end for the next Contract year.

Surrendering Your Contract Examples:

Example 1:

Assume a Contract with a current accumulation value of $450,000 surrenders the Contract and that the free withdrawal amount available at the time of the Contract surrender is $42,500. The Contract is in its 3rd Contract year.

Assuming no premium tax or tax withholding, the surrender value = $421,475.  The calculations are as follows:

The surrender value = accumulation value – surrender charge – premium tax – tax withholding:

The amount of the surrender charge assessed = $28,525 = {$450,000 (accumulation value at time of surrender) - $42,500 (free withdrawal amount available at time of surrender)} * 7% (applicable surrender charge percentage at time of surrender)

The surrender value = $421,475 = $450,000 (accumulation value at the time of the surrender) - $28,525 (amount of surrender charge assessed) - $0 (premium tax withheld) - $0 (amount of tax withholding).

After the Contract surrender, the accumulation value, GLWB value and the lifetime payment amount all equal $0

Example 2:

Assume a Contract with a current accumulation value of $450,000 surrenders the Contract and that the free withdrawal amount available at the time of the Contract surrender is $42,500. The Contract is in its 3rd Contract year.

Assuming a premium tax of $9,000 and tax withholding of $14,500, the surrender value would be $397,975.  The calculations are as follows:

The surrender value = accumulation value – surrender charge – premium tax – tax withholding:

The amount of the surrender charge assessed = $28,525 = {$450,000 (accumulation value at time of surrender) - $42,500 (free withdrawal amount available at time of surrender)} * 7% (applicable surrender charge percentage at time of surrender)

The surrender value = $397,975 = $450,000 (accumulation value at the time of the surrender) - $28,525 (amount of surrender charge assessed) - $9,000 (premium tax withheld) - $14,500 (amount of tax withholding).

After the Contract surrender, the accumulation value, GLWB value and the lifetime payment amount all equal $0

The Statement of Additional Information (SAI) can provide You with more detailed information about Midland National Life Insurance Company and the Midland National Life Separate Account C including more information about commissions and distribution expenses.  A free copy of the SAI can be obtained by contacting Your registered representative or by contacting Our Customer Service Center at:

P.O. Box 758547

Topeka, Kansas 66675-8547

Phone: (866) 747-3421

Facsimile: (866) 511-7038

Information about Midland National Life Insurance Company can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC.  Information on the operation of the public reference room may be obtained by calling the SEC at 202-551-8090.  Reports and other information about Midland National Life Insurance Company are also available on the SEC’s Internet site at http://www.sec.gov.  Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington, DC  20549-0102.

SEC File No. 811-07772

STATEMENT OF ADDITIONAL INFORMATION FOR THE
LIVEWELL FREEDOM VARIABLE ANNUITY CONTRACT

Flexible Premium Deferred Variable Annuity Contract

Issued by

MIDLAND NATIONAL LIFE INSURANCE COMPANY
(Through Midland National Life Separate Account C)

Our Customer Service Center:

P.O. Box 758547

Topeka, Kansas 66675-8547

Phone: (866) 747-3421 (toll-free)

Fax: (866) 511-7038 (toll-free)

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the LiveWell Freedom Variable Annuity (“contract”) issued by Midland National Life Insurance Company. You may obtain a free copy of the Prospectus dated May 1, 2018, by contacting Us at Our Customer Service Center using the above address and phone numbers. Terms used in the current Prospectus for the contract are incorporated in this document.

This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the contract and the prospectuses for all of the portfolios currently available in the contract.

Dated  May 1, 2018

 THE CONTRACT

Entire Contract

Changes to the Contract

Incontestability

Misstatement of Age or Sex

Non-participating

Claims of Creditors

Minimum Benefits

Ownership

Assignment

Accumulation Unit Value

Annuity Payments

CALCULATION OF YIELDS AND TOTAL RETURNS

Other Investment Option Yield Calculations

Standard Total Return Calculations

Cumulative Total Returns

Adjusted Historical Performance Data

FEDERAL TAX MATTERS

Tax-Free Exchanges (Section 1035)

Required Distributions

Non-Natural Person owners

Diversification Requirements

Owner Control

Taxation of Qualified Contracts

DISTRIBUTION OF THE CONTRACTS

SAFEKEEPING OF ACCOUNT ASSETS

STATE REGULATION

RECORDS AND REPORTS

LEGAL MATTERS

FINANCIAL MATTERS

OTHER INFORMATION

FINANCIAL STATEMENTS

THE CONTRACT

Entire Contract

The entire contract between You and Us consists of the contract, the attached written application and any attached endorsements, riders, and amendments.

Changes to the Contract

No one has the right to change any part of the contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify the contract.

We may change the contract without Your consent to conform to state or federal laws or regulations.  A change will be made by attaching an endorsement to the contract.

Incontestability

We will not contest the contract.

Misstatement of Age or Sex

If the age or sex of the annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex.

Any underpayments made by Us will be paid to the payee.  Any overpayments made by Us will be charged against benefits falling due after adjustment.  All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the contract is delivered.

Non-participating

The contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

Claims of Creditors

To the extent permitted by law, no benefits payable under the contract to a beneficiary or payee are subject to the claims of creditors.

Minimum Benefits

The annuity payments, surrender values and death benefit under the contract are not less than the minimum required by the laws of the state in which the contract is delivered.

Ownership

The contract belongs to You.  You have all rights granted by the contract, including the right to change owners and beneficiaries, subject to the rights of:

1)      Any assignee of record with Us;

2)      Any irrevocable beneficiary; and

3)      Any restricted ownership.

We must receive written notice informing Us of any change, designation or revocation.  Once recorded, a change, designation or revocation takes effect as of the date the written notice was signed.  However, We are not liable for payments made by Us before We record the written notice.    A change of owner may have adverse tax consequences.

Assignment

An assignment may have adverse tax consequences.

You may assign the contract by giving Us written notice.  The assignment does not take effect until We accept and approve it.  We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to refuse assignments or transfers at any time on a non-discriminatory basis. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to recording the written notice of assignment.

This contract, or any of its riders, is not designed for resale, speculation, arbitrage, viatical settlements or any other type of collective investment scheme.  This contract may not be traded on any stock exchange or secondary market.

Accumulation Unit Value

We determine accumulation unit values for each investment option of Our Separate Account at the end of each valuation period. The accumulation unit value for each investment division was initially set at $10.00.  The accumulation unit value for any business day is equal to the accumulation unit value for the preceding business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment option every valuation period by taking a) divided by b) minus c) where:

a)      Is the total of:

1)        The net asset value per share at the end of the current Valuation Period; plus

2)        Any dividend or capital gains per share reinvested during the current Valuation Period; plus

3)        Total accrued, but not yet reinvested, capital gains per share as of the current Valuation Period.

b)     Is the net asset value plus the total accrued but not yet reinvested capital gains per share as of the preceding Valuation Period.

c)     Is the Mortality and Expense Charge plus the Administration Fee for each day in the current Valuation Period.

We reserve the right to subtract any other daily charge for taxes or amounts set aside as a reserve for taxes. Generally, this means that We would adjust unit values to reflect what happens to the portfolios, and also for any charges.

Annuity Payments

The amount of each fixed annuity payment will be set on the Maturity Date and will not subsequently be affected by the investment performance of the investment options.

CALCULATION OF YIELDS AND TOTAL RETURNS

Other Investment Option Yield Calculations

Midland National may from time to time disclose the current annualized yield of one or more of the investment options (except the money market investment option) for 30-day periods. The annualized yield of an investment option refers to income generated by the investment option over a specified 30-day period. Because the yield is annualized, the yield generated by an investment option during the 30-day period is assumed to be generated each 30-day period. This yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

YIELD = 2 [ (a – b + 1)6 – 1 ]

     cd

Where:  a =   net investment income earned during the period by the portfolio (or substitute funding vehicle) attributable to shares owned by the investment option.

              b =  expenses accrued for the period (net of reimbursements).

              c =   the average daily number of units outstanding during the period.

              d =  the maximum offering price per unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all owner accounts.

Because of the charges and deductions imposed by the Separate Account the yield of the investment option will be lower than the yield for the corresponding portfolio. The yield on amounts held in the investment options normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The investment option’s actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Standard Total Return Calculations

Midland National may from time to time also disclose average annual total returns for one or more of the investment options for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P (1 + T)n = ERV

Where:       P =        a hypothetical initial payment of $1,000

                   T =        average annual total return

                   n =        number of years

      ERV =  ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten-year period, at the end of the one, five, or ten-year period (or fractional portion thereof).

All recurring fees that are charged to all owner accounts are recognized in the ending redeemable value. The standard average annual total return calculations assume the contract is surrendered.

Midland National may disclose average annual total returns in various ways, depicting whether the contract is surrendered or maintained in force.  Accordingly, Midland National may disclose the following types of average annual total return:

1.      The contract is surrendered and

2.      The contract is not surrendered.

Cumulative Total Returns

Midland National may from time to time also disclose cumulative total returns in conjunction with the annual returns described above. The cumulative returns will be calculated using the following formula.

CTR = [ERV/P] – 1

Where:     CTR = the cumulative total return net of investment option recurring charges for the period.

ERV = ending redeemable value of an assumed $1,000 payment at the beginning of the one, five, or ten-year period at the end of the one, five, or ten-year period (or fractional portion thereof).

                 P      =  an assumed initial payment of $1,000.

Midland National may also disclose the value of an assumed payment of $10,000 (or other amounts) at the end of various periods of time.

Adjusted Historical Performance Data

Midland National may also disclose adjusted historical performance data for an investment option for periods before the investment option commenced operations, based on the assumption that the investment option was in existence before it actually was, and that the investment option had been invested in a particular portfolio that was in existence prior to the investment option’s commencement of operations. The portfolio used for these calculations will be the actual portfolio that the investment option will invest in.

Adjusted historical performance data of this type will be calculated as follows. First, the value of an assumed $1,000 investment in the applicable portfolio is calculated on a monthly basis by comparing the net asset value per share at the beginning of the month with the net asset value per share at the end of the month (adjusted for any dividend distributions during the month), and the resulting ratio is applied to the value of the investment at the beginning of the month to get the gross value of the investment at the end of the month. Second, that gross value is then reduced by a “contract charges” factor to reflect the charges imposed under the contract. . The total is then divided by 12 to get the monthly contract charges factor, which is then applied to the value of the hypothetical initial payment in the applicable portfolio to get the value in the investment option. The contract charges factor is assumed to be deducted at the beginning of each month. In this manner, the Ending Redeemable Value (“ERV”) of a hypothetical $1,000 initial payment in the investment option is calculated each month during the applicable period, to get the ERV at the end of the period. Third, that ERV is then utilized in the formulas above.

This type of performance data may be disclosed on both an average annual total return and a cumulative total return basis.  Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales charge) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales charge).

FEDERAL TAX MATTERS

Tax-Free Exchanges (Section 1035)

Midland National accepts premiums which are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code (“Code”).

We also accept “rollovers” from contracts qualifying as individual retirement annuities or accounts (IRAs), or any other qualified contract which is eligible to “rollover” into an IRA. The Company differentiates between nonqualified contracts and IRAs to the extent necessary to comply with federal tax laws. In all events, a tax adviser should be consulted with and relied upon before you effect an exchange or a rollover.

Required Distributions

In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires any nonqualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed (1) within five years after the date of that owner’s death, or (2) as Annuity payments which will begin within one year of that owner’s death and which will be made over the life of the owner’s “designated beneficiary” or over a period not extending beyond the life expectancy of that beneficiary. The owner’s “designated beneficiary” is the person to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner’s designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

The nonqualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to qualified contracts.

Non-Natural Person owners

If a non-natural person (e.g., a corporation or a trust) owns a nonqualified contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year.

There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The tax discussion in the prospectus and herein generally applies to contracts owned by natural persons.

Diversification Requirements

The Code requires that the investments of each investment option of the Separate Account underlying the contracts be “adequately diversified” in order for the contracts to be treated as annuity contracts for Federal income tax purposes.  It is intended that each investment option, through the fund company in which it invests, will satisfy these diversification requirements.

Owner Control

In some circumstances, owners of variable contracts who retain control over the investment of the underlying Separate Account assets may be treated as owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, We believe that the owner of a contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying Separate Account assets.

Taxation of Qualified Contracts

The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract.  Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of specific dollar amount or the amount of compensation includible in the individual’s gross income for the year.  The contributions may be deductible in whole or in part, depending on the individual’s income.  Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits.  Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA.  A 10% penalty tax generally applies to distributions made before age 59½, unless certain exceptions apply.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA.  The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.  Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.  A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

DISTRIBUTION OF THE CONTRACTS

The contracts are offered to the public on a continuous basis.  We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.

Sammons Financial Network, LLC (“Sammons Financial Network”) serves as principal underwriter for the contracts.  Sammons Financial Network is a Delaware limited liability company and its principal office is located at 4546 Corporate Drive, Suite 100, West Des Moines, IA 50266.  Sammons Financial Network is an indirect, wholly owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas, which in turn is the ultimate parent company of Midland National Life Insurance Company.  Sammons Financial Network is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA, Inc.  Sammons Financial Network offers the contracts through its registered representatives.  Sammons Financial Network also may enter into selling agreements with other broker-dealers (“selling firms”) and compensates them for their services.  Registered representatives, who offer contracts, are appointed as insurance agents for Midland National Life Insurance Company.

A  distribution allowance is paid to Sammons Financial Network of 1.00% of total premiums received on LiveWell Freedom Variable Annuity. The distribution allowance is as follows:

Fiscal Year	Aggregate Amount of Distribution Allowance Paid to Sammons Financial Network *
2016	$0

*Represents an underwriting fee paid to Sammons Financial Network for  LiveWell Freedom Variable Annuity  under Separate Account C.

Sammons Financial Network, LLC or its affiliates via expense sharing agreements will pay the advertising and sales expenses related to the distribution of the contracts.

We and/or Sammons Financial Network may pay certain selling firms additional amounts for:

•         participation in their marketing programs, which may include marketing services and increased access to their sales representatives;

•         sales promotions relating to the contracts;

•         costs associated with sales conferences and educational seminars for their sales representatives; and

•         other sales expenses incurred by them.

We may pay flat dollar amounts to certain selling firms. Our sales and marketing personnel may be permitted to attend selling firm’s annual, sales, and other conferences and/or may be given booth time, speaking time, or access to lists of the selling firm’s registered representatives.

We and/or Sammons Financial Network may make bonus payments to certain selling firms based on aggregate sales or persistency standards.  These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by Midland National. The assets are held separate and apart from our Fixed Account assets. Records are maintained of all premiums and redemptions of portfolio shares held by each of the investment options.

STATE REGULATION

Midland National is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contracts will be modified accordingly.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by Midland National. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to owners semi-annually at their last known address of record.

LEGAL MATTERS

Legal advice regarding certain matters relating to the federal securities laws applicable to the issue and sale of the contracts has been provided by Eversheds-Sutherland (US), Washington, D.C.

FINANCIAL MATTERS

The financial statements of Midland National Life Separate Account C at December 31, 2016, and for the periods disclosed in those financial statements, and the financial statements and schedules of Midland National Life Insurance Company at December 31, 2016 and 2015, and for the three years in the period ended December 31, 2016, appearing herein have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.  The financial statements and schedules audited by PricewaterhouseCoopers LLP have been included in reliance on their report, given on their authority as experts in accounting and auditing. The mailing address for PricewaterhouseCoopers LLP is as follows:

PricewaterhouseCoopers LLP

699 Walnut Street, Suite 1300

Des Moines, IA 50309

OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

FINANCIAL STATEMENTS

Part C

OTHER INFORMATION

 Item 24.

(a)  Financial Statements

All required financial statements are included in Part B of the Registration Statement (12)

(b)  Exhibits:

(1)   Resolution of the Board of Directors of Midland National Life Insurance Company authorizing establishment of Separate Account C (1)

(2)   Not Applicable

(3)   (a)   Principal Underwriting Agreement between Midland National Life Insurance Company and Sammons Financial Network (4)

        (b)  Registered Representative Contract  (4)

(4)  (a)   Form of Flexible Premium Deferred Variable Annuity Contract (12)

        (b)   Form of Value Endorsement (11)

        (c)  Form of Guaranteed Lifetime Withdrawal Benefit (GLWB) Form (11)

(5)  Application for Flexible Premium Deferred Variable Annuity Contract (11)

(6)   (a)  Articles of Incorporation of Midland National Life Insurance Company (1)

        (b)  By-laws of Midland National Life Insurance Company (1)

(7)   Reinsurance Agreement for contracts issued under this Registration Statement. (12)

(8)   (a)       Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (2)

(b)          SEC Rule 22c-2 Supplement to Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC.  (3)

(c)           Rule 22c-2 Shareholder Information Agreement between Midland National and MFS Fund Distributors Inc.  (3)

(d)          Participation agreement between Midland National Life Insurance Company and BlackRock.  (5)

(e)     Participation agreement between Midland National Life Insurance Company and Legg Mason. (5)

(f)      Amendment to Participation agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (5)

(g)    Participation Agreement between Midland National Life Insurance Company and Massachusetts Financial Variable Insurance Trusts. (5)

(h)    Participation Agreement between Midland National Life Insurance Company and Pacific Investment Management Company LLC. (5)

(i)      Participation Agreement Amended and Restated between Midland National Life Insurance Company and DWS. (6)

(j)      Summary Prospectus Agreement between Midland National Life Insurance Company and Fidelity Distributors Corporation. (7)

(k)       Amendment to the Participation Agreement between Midland National Life Insurance Company and Janus Aspen Series. (7)

(l)      Amendment to the Participation Agreement between Midland National Life Insurance Company, DWS Variable Series I, DWS Variable Series II, DWS Investments VIT Funds, DWS Investment Distributors, Inc. and Deutsche Investment Management Americas Inc. (8)

(m)         Amendment to the Participation Agreement between Midland National Life Insurance Company, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investor Services, LLC and Legg Mason Partners Fund Advisor, LLC. (8)

(n)          Amendment to the Participation Agreement between Midland National Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Investments LLC. (8)

(o)    Participation Agreement between Midland National Life Insurance Company, American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series.  (9)

(p)    Participation Agreement between Midland National Life Insurance Company, Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc.   (9)

(q)    Amendment to the Participation Agreement between Midland National Life Insurance Company, BlackRock Variable Series Funds, Inc., and BlackRock Investments, LLC.  (9)

(r)      Amendment to the Participation Agreement between Midland National Life Insurance Company, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investor Services, LLC and Legg Mason Partners Fund Advisor, LLC. (10)

(9)   (a)     Opinion and Consent of Counsel (11)

        (b)     Power of Attorney (11)

(10) (a)     Consent of Eversheds-Sutherland (US) LLP (11)

      (b)     Consent of Independent Registered Public Accounting Firm (11)

(11) Not Applicable

(12) Not Applicable

(13) Performance Data Calculations (2)

  1.       Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on February 23, 1998 (File No. 33-64016)

  2.       Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on April 28, 2003 (File No. 333-71800)

  3.       Incorporated herein by reference to Post-Effective Amendment No. 12 for Form N-4 on April 28, 2008 (File No. 333-108437)

  4.       Incorporated herein by reference to Pre-Effective Amendment No. 1 for Form N-4 on December 15, 2011 (File No. 333-176870)

  5.       Incorporated herein by reference to Post-Effective Amendment No. 1 for Form N-4 on April 25, 2012 (File No. 333-176870)

  6.       Incorporated herein by reference to Post-Effective Amendment No. 2 for Form N-4 on September 20, 2012 (File No. 333-176870)

  7.       Incorporated herein by reference to Post-Effective Amendment No. 8 for Form N-6 on April 26, 2013 (File No. 333-148824)

  8.       Incorporated herein by reference to Post-Effective Amendment No. 3 for Form N-4 on April 26, 2013 (File No. 333-176870)

  9.       Incorporated herein by reference to Post-Effective Amendment No. 7 for Form N-4 on July 25, 2014 (File No. 333-176870)

  10.    Incorporated herein by reference to Post-Effective Amendment No. 9 for Form N-4 on July 16, 2015 (File No. 333-176870)

  11.    Filed herewith

  12.    To be filed by amendment

  Item 25. Directors and Officers of the Depositor

Name and Principal Business Address[1]	Position and Offices with Depositor
Esfandyar E. Dinshaw.............................	Chairman of the Board & Chief Executive Officer
Steven C. Palmitier[3].................................	President and Chief Operating Officer – Director
Darron K. Ash..........................................	Director
Willard Bunn, III.....................................	Director
James Roderick Clark	Director
Thomas Corcoran.....................................	Director
William D. Heinz.....................................	Director
Heather Kreager.......................................	Director
Michael M. Masterson.............................	Director
James Parker............................................	Director
Robert R. TeKolste..................................	President - Annuity Division
William L. Lowe[4]....................................	President - Sammons Retirement Solutions
Rebecca L. Luloff[2]...................................	President - Shared Services
Anne Cooper............................................	Senior Vice President and Chief Human Resources Officer
Brian Hansen[3]..........................................	Senior Vice President, General Counsel & Secretary
Donald T. Lyons......................................	Senior Vice President
Timothy A. Reuer[2]...................................	Senior Vice President & Corporate Actuary
David Shaw..............................................	Senior Vice President & Chief Information Officer
Stacy Bagby.............................................	Vice President – Sales and Compliance Administration-SRS: Chief Compliance Officer of SEC Rule 38a-1
Daniel M. Kiefer......................................	Vice President, Chief Financial Officer & Treasurer
Melissa Scheuerman[4]...............................	Vice President - Business and Sales Development
Brent A. Mardis.......................................	Vice President, Chief Risk Officer
Jeannie Iannello[2]......................................	Vice President, Life New Business & Underwriting
Teri L. Ross.............................................	Vice President, Annuity New Business & Agency Services
Kirk P. Evans[4]..........................................	Vice President, Product Actuary & Risk Management – SRS
Jeremy A. Bill[2].........................................	Vice President of Life Product Development
Gerald R. Blair[3].......................................	Vice President, Chief Distribution and Sales Officer
Gregory J. Bonzagni[4]...............................	Vice President – National Sales
Cyndi Hall................................................	Vice President – Chief Compliance Officer
Nicholas Nelson.......................................	Vice President – Administration
Michael P. Hagan.....................................	Associate Vice President - Anti-Money Laundering and Financial Crimes Officer
Brett Agnew.............................................	Associate Vice President and Associate General Counsel
Kathleen Bartling[2].................................................................	Associate Vice President – Marketing Communications
Richard T. Hicks[2].....................................	Associate Vice President, Advanced Processing Support
Randy D. Shaull[2].....................................	Associate Vice President & Actuary
John Robbins...........................................	Associate Vice President – Life & Variable Services
Daniel Edsen............................................	Associate Vice President – Financial Reporting
Seth Nailor...............................................	Associate Vice President – Customer Service and Claims

  1Unless noted otherwise, the principal business address for each officer and director is 4350 Westown Parkway, West Des Moines, IA 50266

  2One Sammons Plaza, Sioux Falls, SD 57193-9991

  3525 W. Van Buren, Chicago, IL 60607

  44546 Corporate Drive, Suite 100, West Des Moines, IA 50266

  Item 26.  Persons Controlled By or Under Common Control With the Depositor or Registrant.

  The Depositor, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons Enterprises, Inc.  The Registrant is a segregated asset account of Midland.  Shares of Sammons Enterprises, Inc. are held by GreatBanc Trust Company, as Trustee of the Sammons Enterprises, Inc. Employee Stock Ownership Trust (ESOT).   Other direct or indirect subsidiaries of Sammons Enterprises, Inc. (SEI), as of June 30, 2017, are:

Name	Jurisdiction	Percent Of Voting Securities Owned
1888 Fund, Ltd	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
1900 Capital Inc	DE	100% by Compatriot Capital, Inc.
5180 CLO LP	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
5180-2 CLO LP	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
AAFT-MSN entities	DE	100% by AAFT-MSN Holdco entities
AAFT-MSN Holdco entities	DE	100% by Acsal Holdco LLC
AAFT-MSN Lender LLC entities	DE	100% by Guggenheim Corporate Funding, LLC
AA-JL Plano 822, LLC	DE	100% by Retail Investors III, LLC
Accretive Asset Management LLC	WA	100% by Guggenheim Partners Investment Management Holdings, LLC
ACEI Holdco, LLC	DE	100% by GPFT Holdco, LLC
ACEIG, LLC	DE	100% by Guggenheim Capital Enterprises, LLC
Acsal Holdco LLC	DE	80.6% by SAILS-3, LLC
Advisor Research Center, LLC	MD	100% by Rydex Holdings, LLC
AF V - VII entities	DE	100% by Corporate Funding VI, LLC
AFSP Fund I Partners, LLC	DE	53.6% by Compatriot Capital, Inc.
Aircraft Mgmt. Company, LLC	DE	100% by GPFT Holdco, LLC
Albion Columbus 1, LLC	DE	100% by Albion Residential LLC
Albion Columbus Investors 1, LLC	DE	20% by Albion Columbus 1, LLC
Albion Residential LLC	DE	100% by Village Green Consolidated LLC
Albion WM 1, LLC	DE	100% by Albion Columbus Investors 1, LLC
AMC Investor Holdings LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Amicus Investors LLC	DE	75% by Amicus Operating Partners LLC
Amicus Operating Partners LLC	DE	50% by Compatriot Capital, Inc.
Anchorage G Holdings, LLC	AK	100% by Guggenheim Life and Annuity Company
ASG Mortgage Investors, LLC	DE	35.3% by 1900 Capital Inc
Asheville Resolution Corporation	DE	100% by Consolidated Investment Services, Inc.
Asset Consulting Group, LLC	DE	100% by GWM Holdco, LLC
AT Funding Note Issuer, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Aureus Group, LLC	DE	29.9% by Compatriot Capital, Inc.
Bandera Strategic credit Partners II, L.P.	DE	No Ownership, Management by GPIM Holdings VII, LLC
BCBG Max Azria Global Holdings, LLC	DE	26% by Fashion Funding, LLC
Bennington Stark Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
BFC Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Bingham CDO L.P.	CYM	No Ownership, Management by GIM GP Ltd.
Biscay GSTF III, LLC	DE	100% by GLAC Holdings, LLC
Blue Fish Farms, Inc.	DE	100% by Sammons Infrastructure, Inc.
Bound Brook Capital Corporation	DE	100% by The Liberty Hampshire Company, LLC
Briggs Construction Equipment, Inc.	DE	100% by Consolidated Investment Services, Inc.
Briggs Equipment Mexico, Inc.	DE	100% by Briggs Equipment, Inc.
Briggs Equipment UK Limited	GBR	100% by Briggs UK Holdings, Inc.
Briggs Equipment, Inc.	DE	100% by Briggs International, Inc.
Briggs Equipment, S.A. de C.V.	MEX	99% by Briggs Equipment, Inc. 1% by Briggs Equipment Mexico, Inc.
Briggs International, Inc.	DE	100% by Consolidated Investment Services, Inc.
Briggs UK Holdings, Inc.	DE	100% by Consolidated Investment Services, Inc.
Cainhoy Land & Timber, LLC	DE	65.5% by GC Parent Holdings, LLC
Caprock Funding entities	DE	100% by LCLF investment entities
Carco Services, LLC	DE	100% by Guggenheim Services, LLC
CardCash Holdings, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
CCE Funding LLC	DE	100% by Compatriot Capital, Inc.
CCI Historic, Inc.	DE	100% by Compatriot Capital, Inc.
CCI/HTC, Inc.	DE	100% by CCI Historic, Inc.
Cedar Springs (Cayman) Ltd.	CYM	100% by Cedar Springs Capital Company, LLC
Cedar Springs Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Channel Capital Group Holdings, LLC	DE	38.3% by Nominee Holding Company, LLC
Channel Capital Group LLC	DE	100% by Channel Capital Group Holdings, LLC
Chelsea Creek Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Clear Spring Life Insurance Company	TX	100% by Guggenheim Life and Annuity Company
Clemina Hydro Power GP Ltd.	BC	100% by SRE Hydro Canada Corp
Clemina Hydro Power LP	BC	99% by SRE Hydro Canada Corp
Clemina Hydro Power LP	BC	0.01% by Clemina Hydro Power GP Ltd.
Cohen Financial Services (DE), LLC	DE	100% by Pillar Financial, LLC
Columbia Mountains Power GP Ltd.	BC	100% by SRE Hydro Canada Corp
Columbia Mountains Power LP	BC	99% by SRE Hydro Canada Corp
Columbia Mountains Power LP	BC	0.01% by Columbia Mountains Power GP Ltd.
Community Investments, Inc.	DE	100% by Consolidated Investment Services, Inc.
Compatriot Capital, Inc.	DE	100% by Sammons Equity Alliance, Inc.
Concord Minutemen (Cayman) Ltd.	CYM	100% by Concord Minutemen Capital Company, LLC
Concord Minutemen Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Consolidated Investment Services, Inc.	NV	100% by Sammons Enterprises, Inc.
Controladora Briggs de Mexico, S. de R.L. de C.V.	MEX	99% by Briggs Equipment, Inc. 1% by Briggs Equipment Mexico, Inc.
Conway Capital, LLC	DE	50% by Guggenheim Life and Annuity Company
Copper River CLO Ltd	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Corio Funding, LLC		100% by Guggenheim Partners Investment Management, LLC
Corio RR Funding, LLC		100% by Corio Funding, LLC
Corporate Funding V, LLC	DE	100% by GPFT Holdco, LLC
Corporate Funding VI, LLC	DE	100% by GPFT Holdco, LLC
CP Aureus FSP, LP	DE	49.5% by AFSP Fund I Partners, LLC
Crown Point Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Crown Point Funding (Cayman), Ltd.	CYM	100% by Crown Point Capital Company, LLC
CS/Federal Drive AB LLC	DE	100% by CS/Federal Drive LLC
CS/Federal Drive C LLC	DE	100% by CS/Federal Drive LLC
CS/Federal Drive LLC	DE	50% by CWNLT Federal Drive LLC, Management by CWNLT Federal Drive LLC
CWNLT Federal Drive LLC	DE	100% by GRE Net Lease property holding companies
DBI/ASG Advisors, LP	DE	14% by ASG Mortgage Investors, LLC
DBI/ASG Mortgage Acquisition Fund I, LP	DE	55.4% by 1900 Capital Inc
DC Solutions LLC	DE	100% by Sammons CAES Holdings, LLC
Deferred Compensation investment entities	DE	36-100% by GC Deferred Compensation I, LLC
DLPG II Executive, LLC	DE	No Ownership, Managment by DLPG II, LLC
DLPG II, LLC	DE	100% by DLPG, LLC
DLPG, LLC	DE	100% by Guggenheim Insurance Holdco, LLC
E2M Fund II Holdco, LP	DE	47.8% byCompatriot Capital, Inc. 25% by E2M General Partner II, LLC
E2M General Partner II, LLC	DE	17.4% byCompatriot Capital, Inc.
E2M General Partner III, LLC	DE	30% by Compatriot Capital, Inc.
E2M Grapevine II, LLC	TX	67.5% by Compatriot Capital, Inc., Management by E2M/CCI Grapevine II Holdings, LLC
E2M Holdings, LLC	DE	30% byCompatriot Capital, Inc.
E2M Partners, LLC	DE	100% by E2M Holdings, LLC
E2M Strategic Fund (Fund A), LP	DE	80.5% by Compatriot Capital, Inc.
E2M Villas at RPW, LLC	TX	99.2% by Compatriot Capital, Inc., Mamagment by E2M/CCI Villas at RPW Holdings, LLC
E2M/CCI Grapevine II Holdings, LLC	TX	30% by Compatriot Capital, Inc.
E2M/CCI Villas at RPW Holdings, LLC	TX	30% by Compatriot Capital, Inc.
E2M/SRC Investment Company, LLC	DE	37% by Compatriot Capital, Inc. 60% by E2M Fund II Holdco, LP
Efland Funding entities	DE	100% by Elsmere Insurance Agency, LLC
Eiger Fund I, LP	DE	38.8% by Compatriot Capital, Inc.
Eiger Partners, LP	DE	10% by Compatriot Capital, Inc.
ELSL Funding entities	DE	100% by Elsmere Insurance Agency, LLC
Elsmere Insurance Agency, LLC	DE	100% by Guggenheim Life and Annuity Company
Energy Asset Holdings LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
English Hydro Power GP Ltd.	BC	100% by SRE Hydro Canada Corp
English Hydro Power LP	BC	0.01% by English Hydro Power GP Ltd. 99% by Columbia Mountains Power LP
Enterhealth, LLC	TX	21.3% by Sammons Capital, Inc.
EquiTrust Insurance Services, LLC	DE	100% by Guggenheim Insurance Services, LLC
Eventine Funding, LLC	DE	100% by Elsmere Insurance Agency, LLC
Fashion Funding II, LLC	DE	No Ownership, Manamgment by Fashion Funding, LLC
Fashion Funding III, LLC	DE	No Ownership, Management by Fashion Funding, LLC
Fashion Funding, LLC	DE	100% by GLAC Holdings, LLC
FD Orange Beach 859, LLC	DE	100% by Retail Investors III, LLC
Fifth Ave GSTF II, LLC	DE	100% by GLAC Holdings, LLC
FMF Peakview LLC	DE	80% by Guggenheim Plus Leveraged LLC
Forklift Operations de Mexico, S.A. de C.V.	MEX	99% by Controladora Briggs de Mexico, S. de R.L. de C.V. 1% by Briggs Equipment Mexico, Inc.
Forrestal Portfolios, LLC	DE	100% by Moore's Creek Capital Corporation
Fosthall Creek Power LP	BC	99% by SRE Hydro Canada Corp
Franklin Park (Cyprus) Limited	CYP	100% by GGIC IIP Holdings LP
G650 2014 Holdings, LLC	DE	100% by Guggenheim Aircraft Opportunity Master Fund, LP
GAIF II Aviation asset holding companies	DE	100% by Guggenheim Aviation Investment Fund II, LP
GAIF II Aviation U.S. Source asset holding companies	DE	100% by GAIF II U.S. Source Fund, LP
GAIF II FF Feeder Fund, L.P.	DE	No Ownership, Management by Guggenheim Aviation Services II, LLP
GAIF II U.S. Source Blocker, LP	DE	No Ownership, Management by Guggenheim Aviation Services II, LLP
GAIF II U.S. Source Fund, LP	DE	No Ownership, Management by Guggenheim Aviation Services II, LLP
GAOMF S/N 20272, LLC	DE	100% by Guggenheim Aircraft Opportunity Master Fund, LP
GASG Co-Investor Fund I, LP	DE	50% by 1900 Capital Inc
GASG Operating Partners, LP	DE	87.8% by GASG Co-Investor Fund I, LP
GC Deferred Compensation I, LLC	DE	100% by Guggenheim Capital, LLC
GC Deferred Compensation Offshore, Ltd.	CYM	100% by Guggenheim Capital International, Ltd.
GC New York, LLC	DE	99.5% by GC Parent Holdings, LLC
GC Orpheus Investors, LLC	DE	20.2% by Guggenheim Partners, LLC
GC Parent Holdings, LLC	DE	100% by Guggenheim Capital, LLC
GC Pilar Golf Investment, LLC	DE	100% by GC Parent Holdings, LLC
GC Repo, LLC	DE	100% by Guggenheim Partners, LLC
GDCP Member, LLC	DE	100% by Guggenheim Corporate Funding, LLC
GDP-Pilara Lotes, LLC	DE	100% by GC Parent Holdings, LLC
Generation Financial Group, LLC	DE	50% by JLx3, LLC, 50% by Guggenheim Partners, LLC
Generation Mortgage Company, LLC f/k/a Generation Mortgage Company	CA	100% by GFMH, LLC f/k/a Generation Financial Mortgage, LLC
GFMH, LLC f/k/a Generation Financial Mortgage, LLC	DE	99.3% by GPFT Holdco, LLC
GFP Green Inc.	CYM	100% by GGIC, Ltd.
GFP Peru Dunas Holdings, Inc.	CYM	100% by GGIC, Ltd.
GFPIC, L.P.	CYM	34.5% by GFPID, LLC
GFPID, LLC	DE	40% by GC Parent Holdings, LLC
GFS Funds Public Limited Company	IRL	No Ownership, Management by GFS Management (Ireland) Limited
GFS Management (Ireland) Limited	IRL	100% by Guggenheim Fund Solutions, LLC
GFS MAP (Ireland) entities	IRL	No Ownership, Management by Guggenheim Fund Solutions, LLC
GFS MAP (U.S.) entities	DE	No Ownership, Management by Guggenheim Fund Solutions, LLC
GFS UCITS Fund Public Limited Company	IRL	No Ownership, Management by GFS Management (Ireland) Limited
GGIC Greenbacker Funding Ltd.	CYM	100% by GGIC, Ltd.
GGIC IIP Holdings LP	CYM	No Ownership, Management by GGIC IIP Holdings Ltd.
GGIC IIP Holdings LP	CYM	85.7% by GGIC, Ltd.
GGIC IIP Holdings Ltd.	CYM	100% by GGIC, Ltd.
GGIC KTI Holdings, Ltd.	CYM	100% by GGIC, Ltd.
GGIC Manager, LLC	DE	100% by GGIC, Ltd.
GGIC, Ltd.	GGY	100% by GFPIC, L.P.
GHW Holdco LLC	DE	66.67% by NZC Guggenheim Funds
GI Holdco II LLC	DE	100% by Guggenheim Partners, LLC
GI Holdco II Sub LLC	DE	100% by GI Holdco II LLC
GI Holdco LLC	DE	100% by GI Holdco II LLC
GIA Europe Holdings, Ltd.	CYM	100% by GWM Holdco, LLC
GIFM Holdings Trust	DE	100% by GIFS Capital Company, LLC
GIFMS Capital Company, LLC	CYM	99.5% by Relationship Funding Company, LLC
GIFS (Cayman) Ltd.	CYM	100% by GIFS Capital Company, LLC
GIFS Capital Company, LLC	CYM	100% by Relationship Funding Company, LLC
Gila Bend Power Partners, LLC	DE	50% by Sammons Power Development, Inc.
GIM GP Ltd.	CYM	100% by Guggenheim Partners Investment Management, LLC
GIS Administrative Services, LLC	DE	100% by Guggenheim Insurance Services, LLC
GLAC GBM Investco, LLC	DE	100% by Guggenheim Life and Annuity Company
GLAC Holdings, LLC	DE	100% by GPFT Holdco, LLC
GLAC Investment Holdings II, LLC	DE	100% by Guggenheim Life and Annuity Company
GLAC Investment Holdings III, LLC	DE	100% by Guggenheim Life and Annuity Company
GLAC Investment Holdings, LLC	DE	100% by Guggenheim Life and Annuity Company
GLM Securities, LLC f/k/s Guggenheim Liquid Markets, LLC	DE	100% by Links Holdings LLC
Global 6000 9568 Limited LDC	CYM	50% by GX 9568 Holdings I, LLC 50% by GX 9568 Holdings II, LLC
GM property holding companies	DE	100% by Retail Investors III, LLC
GMI GPIM, LLC	DE	100% by Guggenheim Manager, Inc.
GMI GPIMH, LLC	DE	100% by Guggenheim Manager, Inc.
GN Fund I, LLC	FL	100% by Guggenheim Nicklaus Partners, LLC
GN property holding entities	DE	100% by Guggenheim Nicklaus Partners, LLC
GNP property holding entities	DE	100% by Guggenheim-Nicklaus Fund I, Ltd.
GP Feeder Fund Management, LLC	DE	100% by GWM Holdco, LLC
GP Holdco, LLC	DE	99.5% by Guggenheim Partners, LLC
GP India Opportunities Feeder Fund, LP	CYM	No Ownership, Management by Guggenheim Partners India GP, LLC
GPAM Holdings II, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
GPAM Holdings, Inc.	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
GPBLK, Inc.	DE	100% by GP Holdco, LLC
GPC Portfolio Companies	DE	No Ownership, Management by Guggenheim Advisors, LLC
GPFT Holdco, LLC	DE	100% by GP Holdco, LLC
GPI Ventures, LLC	DE	100% by Asheville Resolution Corporation
GPI3, LLC	DE	No Ownership, Management by TEK Financial, LLC
GPIM Holdings V, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
GPIM Holdings VI, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
GPIM Holdings VII, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
GPIM Holdings VIII, Ltd.	CYM	100% by Guggenheim Partners Investment Management, LLC
GPIMH Sub, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
GPM Center Court, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
GRE Net Lease property holding companies	DE	67-100% by Guggenheim Real Estate Investment Trust, Management by Guggenheim Real Estate Investment Trust
GRE property holding companies	DE	80-100% by Guggenheim Plus Leveraged LLC
GRE U.S. Property Fund GP LLC	DE	100% by Guggenheim Real Estate LLC
GRE U.S. Property Fund LP	DE	No Ownership, Management by GRES GP LLC
Great Bridge Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Green Lake Holdings, LLC	DE	100% by Guggenheim Life and Annuity Company
Green Lane CLO Ltd	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
GREI GP LLC	DE	100% by Guggenheim Real Estate LLC
GRES GP LLC	DE	100% by Guggenheim Trust Company LLC
GRREP Holdings, LLC	DE	100% by GC Parent Holdings, LLC
GS Gamma Advisors, LLC	DE	50% by Guggenheim Partners Investment Management Holdings, LLC
GS Gamma Investments, LLC	DE	No Ownership, Management by GS Gamma Management, LLC
GS Gamma Management, LLC	DE	50% by Guggenheim Partners Investment Management Holdings, LLC
GSFI, LLC	DE	70% by Guggenheim Partners, LLC
GSFI, LLC	DE	30% by JLx3, LLC
GTVI Partners, LLC	DE	44.4% by Guggenheim Venture Partners, LLC
Guggenheim Advisors Funds	CYM	No Ownership, Management by Guggenheim Advisors, LLC
Guggenheim Advisors, LLC	DE	100% by Guggenheim Alternative Asset Management, LLC
Guggenheim Aircraft Opportunity Fund, LP	DE	No Ownership, Management by Guggenheim Aircraft Opportunity GP, LLC
Guggenheim Aircraft Opportunity GP, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
Guggenheim Aircraft Opportunity Master Fund, LP	DE	No Ownership, Management by Guggenheim Aircraft Opportunity GP, LLC
Guggenheim Alpha Solutions Fund, LLC	DE	No Ownership, Management by GPIM Holdings V, LLC
Guggenheim Alternative Asset Management, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Apsley Fund, L.P.	CYM	No Ownership, Management by Guggenheim Apsley Holdings, LLC
Guggenheim Apsley Holdings, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Aviation GM Holdco, LLC	DE	100% by Guggenheim Manager, Inc.
Guggenheim Aviation GP Holdco, LLC	DE	100% by Guggenheim Partners, LLC
Guggenheim Aviation Investment Fund II, LP	DE	No Ownership, Management by Guggenheim Aviation Services II, LLP
Guggenheim Aviation Offshore Investment Fund II, L.P.	CYM	No Ownership, Management by Guggenheim Aviation Services II, Ltd.
Guggenheim Aviation Services II, LLP	DE	39.5% by Guggenheim Aviation GP Holdco, LLC
Guggenheim Aviation Services II, Ltd.	CYM	100% by Guggenheim Capital, LLC
Guggenheim Capital Enterprises, LLC	DE	99.5% by Guggenheim Capital, LLC
Guggenheim Capital International, Ltd.	CYM	100% by GC Parent Holdings, LLC
Guggenheim Capital Management (Asia) Private Limited	IND	99% by Guggenheim Partners Mauritius II, Ltd.
Guggenheim Capital, LLC	DE	34.9% by SAGE Assets, Inc.
Guggenheim Commercial Real Estate Finance (CA), Inc.	DE	100% by Guggenheim Commercial Real Estate Finance, LLC
Guggenheim Commercial Real Estate Finance, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Concinnity Funds	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Guggenheim Concourse L.P.	DE	99.9% by Guggenheim Plus Leveraged LLC
Guggenheim Concourse GP LLC	DE	100% by Guggenheim Plus Leveraged LLC
Guggenheim Core Plus Fund, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Guggenheim Corporate Funding, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Corporate Opportunity Fund entities	DE	100% by Guggenheim Partners Investment Management, LLC
Guggenheim Credit Services, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Development Services, LLC fka Terrabyte Development, LLC	DE	100% by Guggenheim Retail Real Estate Partners, Inc.
Guggenheim Digital Media, LLC	DE	100% by GI Holdco II LLC
Guggenheim Disbursement Agent, LLC	DE	100% by Guggenheim Services, LLC
Guggenheim Energy LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Energy Opportunities Fund, LP	DE	No Ownership, Management by Guggenheim Energy LLC
Guggenheim Fund Solutions, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Funds Distributors, LLC	DE	100% by Guggenheim Funds Services, LLC
Guggenheim Funds Investment Advisors, LLC	DE	100% by Guggenheim Funds Services, LLC
Guggenheim Funds Services, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Global Investments Public Limited Company	IRL	100% by Guggenheim Partners Investment Management, LLC
Guggenheim Golf Properties Investor, LLC	DE	99.5% by GC Parent Holdings, LLC
Guggenheim High Yield Plus Funds	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Guggenheim Holdco Sub II, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Holdco Sub, LLC	DE	100% by Guggenheim Insurance Services, LLC
Guggenheim Insurance Holdco, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Insurance Services, LLC	DE	100% by Guggenheim Insurance Holdco, LLC
Guggenheim Investment Advisors (Europe) Limited	GBR	100% by GIA Europe Holdings, Ltd.
Guggenheim Investment Advisors, LLC	DE	100% by GWM Holdco, LLC
Guggenheim Investor Services, LLC	DE	100% by GWM Holdco, LLC
Guggenheim Investors Fund LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Guggenheim KBBO Partners Limited	Dubai	50% by Links Holdings LLC
Guggenheim Knights of Security, LLC	DE	100% by Guggenheim Partners, LLC
Guggenheim Life 1099 Reporting Company, LLC	DE	100% by Guggenheim Life and Annuity Company
Guggenheim Life and Annuity Company	DE	100% by GLAC Holdings, LLC
Guggenheim Loan Agent, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Loan Services Company, Inc.	CA	100% by Guggenheim Loan Services Company, LLC
Guggenheim Loan Services Company, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Management, LLC	DE	100% by Guggenheim Alternative Asset Management, LLC
Guggenheim Manager, Inc.	DE	100% by Guggenheim Capital, LLC
Guggenheim Media, LLC	DE	100% by GI Holdco II LLC
Guggenheim Mortgage Capital, LLC	DE	80% by Liberty Hampshire Holdings, LLC
Guggenheim Nicklaus Partners, LLC	DE	70% by GC Parent Holdings, LLC
Guggenheim Partners Advisors, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Partners Advisory Company	SD	100% by Guggenheim Partners, LLC
Guggenheim Partners Covered Call Fund GP, L.L.C.	DE	99.5% by Guggenheim Partners, LLC
Guggenheim Partners Covered Call Fund, L.P.	DE	No Ownership, Management by Guggenheim Partners Covered Call Fund GP, L.L.C.
Guggenheim Partners Europe Limited	IRL	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Partners India GP, LLC	DE	33.3% by Guggenheim Partners India Holdings, LLC
Guggenheim Partners India Holdings, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Partners India Limited (Cayman)	CYM	100% by Guggenheim Partners India Holdings, LLC
Guggenheim Partners India Management, LLC	DE	100% by Guggenheim Partners India Holdings, LLC
Guggenheim Partners Investment Management Holdings, LLC	DE	99.5% by GI Holdco LLC
Guggenheim Partners Investment Management, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Partners Japan, Ltd.	JPN	100% by Links Holdings LLC
Guggenheim Partners London Premises Limited	UK	100% by Guggenheim Capital, LLC
Guggenheim Partners Mauritius I, Ltd.	MUS	100% by Guggenheim Partners India Limited (Cayman)
Guggenheim Partners Mauritius II, Ltd.	MUS	100% by Guggenheim Partners Mauritius I, Ltd.
Guggenheim Partners Opportunistic Investment Grade Securities Funds	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Guggenheim Partners, LLC	DE	100% by Guggenheim Capital, LLC
Guggenheim Payroll Agent, LLC	DE	100% by Guggenheim Capital, LLC
Guggenheim Plus Acquisition LLC	DE	100% by Guggenheim Plus Leveraged LLC
Guggenheim Plus GP LLC	DE	100% by Guggenheim Real Estate LLC
Guggenheim Plus II GP, LLC	DE	100% by Guggenheim Real Estate LLC
Guggenheim Plus II L.P.	DE	No Ownership, Management by Guggenheim Plus II GP, LLC
Guggenheim Plus L.P.	DE	No Ownership, Management by Guggenheim Plus GP LLC
Guggenheim Plus Leveraged LLC	DE	No Ownership, Management by Guggenheim Trust Company LLC
Guggenheim Plus Leveraged LLC	DE	60.7% by Guggenheim Real Estate Investment Trust 18.6 by Guggenheim Real Estate PLUS Trust
Guggenheim Plus Leveraged LLC	DE	20.7% by Guggenheim Plus L.P.
Guggenheim Premises I, LLC	DE	99.5% by Guggenheim Capital, LLC
Guggenheim Private Debt Fund 2.0 entities	DE	No Ownership, Management by Guggenheim Private Debt Fund 2.0 Managing Member, LLC
Guggenheim Private Debt Fund 2.0 Managing Member, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
Guggenheim Private Debt Fund Managing Member, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
Guggenheim Private Debt Funds	DE	No Ownership, Management by Guggenheim Private Debt Fund Managing Member, LLC
Guggenheim Proprietary Investor investment entities	CYM	100% by GC Deferred Compensation Offshore, Ltd.
Guggenheim Real Estate International Fund L.P.	CYM	No Ownership, Management by GREI GP LLC
Guggenheim Real Estate Investment Trust	MA	No Ownership, Management by Guggenheim Trust Company LLC
Guggenheim Real Estate LLC	DE	99.5% by GPFT Holdco, LLC
Guggenheim Real Estate PLUS Trust		No Ownership, Management by Guggenheim Trust Company LLC
Guggenheim Receivable Financing, LLC	DE	100% by Guggenheim Services, LLC
Guggenheim Retail Real Estate Partners, Inc.	DE	100% by GC Parent Holdings, LLC
Guggenheim Securities Credit Partners, LLC	DE	100% by Links Holdings LLC
Guggenheim Securities Holdings, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Securities Intermediate Holdings, LLC	DE	100% by Links Holdings LLC
Guggenheim Securities International Ltd	UK	100% by Links Holdings LLC
Guggenheim Securities, LLC	DE	100% by Links Holdings LLC
Guggenheim Services, LLC	DE	99.5% by Guggenheim Capital, LLC
Guggenheim Specialized Products, LLC	DE	100% by Security Investors, LLC
Guggenheim Strategy Funds	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Guggenheim Technology Ventures I, L.P.	DE	No Ownership, Management by GTVI Partners, LLC
Guggenheim Transparent Value, LLC	DE	99.5% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Treasury Services (Europe) Limited	GBR	100% by Liberty Hampshire International Limited
Guggenheim Treasury Services Corporation (N.Y.)	DE	100% by The Liberty Hampshire Company, LLC
Guggenheim Treasury Services International Limited	CYM	100% by The Liberty Hampshire Company, LLC
Guggenheim Treasury Services, LLC	DE	100% by Liberty Hampshire Holdings, LLC
Guggenheim Trust Assets, LLC	DE	100% by Guggenheim Securities, LLC
Guggenheim Trust Company LLC	SD	99.5% by Guggenheim Partners, LLC
Guggenheim Venture Partners, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim-meZocliq Holdings, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim-Nicklaus Fund I, Ltd.	FL	89.5% by Guggenheim Golf Properties Investor, LLC
GW Ocean, LLC	DE	50% by Guggenheim Partners Investment Management, LLC
GW Phoenix 799, LLC	DE	100% by Retail Investors III, LLC
GWM Holdco, LLC	DE	99.5% by Guggenheim Partners, LLC
GX 9568 Holdings I, LLC	DE	100% by Guggenheim Aircraft Opportunity Master Fund, LP
GX 9568 Holdings II, LLC	DE	100% by Guggenheim Aircraft Opportunity Master Fund, LP
Heights 2, LLC d/b/a WSGEV Holdings, LP	DE	100% by Compatriot Capital, Inc.
Herakles Investments, Inc.	DE	100% by Consolidated Investment Services, Inc.
Hesa GSTF V, LLC	DE	100% by GLAC Holdings, LLC
IDF I and II investment entities	DE	100% by Guggenheim Life and Annuity Company
Internet Radio Funding II, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Internet Radio Funding, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
IPEX LLC	DE	100% by Generation Financial Group, LLC
IPEX Services, LLC	DE	100% by IPEX LLC
Iron Hill CLO Limited	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
I-SAIL, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Jasmine Asset Funding Limited	CYM	100% by The Liberty Hampshire Company, LLC
Java Acquisition Company property holding entities	DE	100% by Guggenheim Retail Real Estate Partners, Inc.
JHCCI Leasing LLC	DE	100% by Compatriot Capital, Inc.
JL property holding entities	DE	100% by Retail Investors III, LLC
JLB 2728 Cedar Springs, LP	TX	30% by JLB Partners LLC 70% by Compatriot Capital, Inc.
JLB 99 West Paces Ferry LLC	TX	70% by Compatriot Capital, Inc. 30% by JLB Partners LLC
JLB BUILDERS LLC	TX	100% by JLB Partners LLC
JLB Center Street, LP	TX	70% by Compatriot Capital, Inc. 30% by JLB Partners LLC
JLB Chapman LP	TX	70% by Compatriot Capital, Inc. 30% by JLB Partners LLC
JLB McLean LLC	DE	39% by Compatriot Capital, Inc. 21.9% by JLB McLean Partners LP
JLB McLean Partners LP	DE	65.7% by JLB Partners LLC
JLB Partners LLC	DE	40% by Compatriot Capital, Inc.
JLB REALTY LLC	TX	100% by JLB Partners LLC
JLB RESIDENTIAL LLC	TX	100% by JLB Partners LLC
JLB Stafford Land LP	TX	70% by Compatriot Capital, Inc. 30% by JLB Partners LLC
JLB Winhall, LP	TX	70% by Compatriot Capital, Inc. 30% by JLB Partners LLC
JLI property holding entities	DE	100% by Retail Investors III, LLC
JLx3, LLC	DE	61.1% by Guggenheim Partners, LLC
KDC Holdings, LLC	DE	50% by E2M/SRC Investment Company, LLC
Kemps Landing Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Kennecott Funding Ltd	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Kips Bay Capital Company #1, LLC	CYM	100% by The Liberty Hampshire Company, LLC
Kips Bay Capital Company #2, LLC	CYM	100% by The Liberty Hampshire Company, LLC
Kips Bay Capital Company #3, LLC	CYM	100% by The Liberty Hampshire Company, LLC
Kips Bay Capital Company #4, LLC	CYM	100% by The Liberty Hampshire Company, LLC
Kips Bay Capital Company #5, LLC	CYM	100% by The Liberty Hampshire Company, LLC
Kitts Hill Funding entities	DE	100% by LSFC entities
KLD Funding, LLC	DE	100% by The Liberty Hampshire Company, LLC
LCLF investment entities	DE	100% by Corporate Funding V, LLC
Legacy Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Lexington Parker (Cayman) Ltd.	CYM	100% by Lexington Parker Capital Company, L.L.C.
Lexington Parker Capital Company, L.L.C.	DE	100% by The Liberty Hampshire Company, LLC
Liberty Hampshire Holdings, LLC	DE	99.5% by Guggenheim Capital, LLC
Links Holdings LLC	DE	99.5% by Guggenheim Partners, LLC
Links Holdings, Inc.	DE	100% by Guggenheim Partners, LLC
Lionel Holdings, LLC	DE	No Ownership, Management by Guggenheim Corporate Funding, LLC
Lionel Investors, LLC	DE	44% by Orpheus Holdings, LLC
Longhorn Trail Ranch II, Ltd.	TX	40% by Compatriot Capital, Inc.
LSFC entities	DE	100% by AF V - VII entities
Magma WCFF II Ltd	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
MERLIN Series 2015 entities	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Mexcolift Servicios de Personnel, S. de R.L. de C.V.	MEX	99% by Controladora Briggs de Mexico, S. de R.L. de C.V. 1% by Briggs Equipment Mexico, Inc.
meZocliq LLC	DE	43.34% by Guggenheim-meZocliq Holdings, LLC
Midland National Life Insurance Company	IA	100% by Sammons Financial Group, Inc.
Midland National Services Corporation, LLC	DE	100% by Midland National Life Insurance Company
Minerva Funding LLC	DE	100% by Guggenheim Life and Annuity Company
Minerva Holdings Ltd.	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
MNL Reinsurance Company	IA	100% by Midland National Life Insurance Company
Montacargas Yale de Mexico, S.A. de C.V.	MEX	99% by Briggs Equipment, Inc. 1% by Briggs Equipment Mexico, Inc.
Moore's Creek Capital Corporation	DE	100% by The Liberty Hampshire Company, LLC
Morrow Park City Apartments LLC	DE	65.7% by VG Morrow Park Capital LLC
Morrow Park Holding LLC	DE	50% by CCI Historic, Inc.
NC property holding entities	DE	100% by Retail Investors III, LLC
NE Lewiston 820, LLC	DE	100% by Retail Investors III, LLC
Nominee Holding Company, LLC	DE	100% by GPFT Holdco, LLC
North American Company for Life and Health Insurance	IA	100% by Sammons Financial Group, Inc.
NP&P Chicago 891, LLC	DE	100% by Retail Investors III, LLC
NZC Guggenheim Funds	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
NZCG Feeder 1, L.P.	CYM	No Ownership, Management by GPIM Holdings VIII, Ltd.
NZCG Funding	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Optimus Funding Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
OR property holding entities	DE	100% by Retail Investors III, LLC
Orpheus Funding, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Orpheus Holdings, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Otter, Inc.	OK	100% by Sammons Power Development, Inc.
Paragon GBM Investco, LLC	DE	100% by Paragon Life Insurance Company of Indiana
Paragon Life Insurance Company of Indiana	IN	100% by PLIC Holdings, LLC
Paris Finance I, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Paris Finance III, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Parkway Mortgage, Inc.	DE	100% by Consolidated Investment Services, Inc.
Pathfinder Bison Bend, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pathfinder Buzzard Bird Ranch, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pathfinder Cardwell Access Ranch, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pathfinder Cardwell Ranch, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pathfinder Conservation Holdings, Inc.	DE	100% by Sammons Infrastructure, Inc.
Pathfinder Dumbell Ranch, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pathfinder Land and Ranch Management, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pathfinder Miracle Mile Ranch, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pathfinder Pathfinder Ranch, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pathfinder Perkins Ranch, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pathfinder Renewable Wind Energy, LLC	WY	35.3% by Sammons Power Development, Inc.
Pathfinder Sand Creek, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pathfinder Stewart Creek Ranch, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pathfinder Sun Ranch, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pathfinder Two Iron Ranch, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Pilar Holdings, LLC	FL	88.4% by GC Pilar Golf Investment, LLC
Pilara Lotes II, LLC	DE	100% by GC Deferred Compensation I, LLC
Pillar Capital Finance, LLC	DE	100% by Pillar Financial, LLC
Pillar Financial, LLC	DE	19.6% by GPFT Holdco, LLC
Pillar Multifamily, LLC	DE	100% by Pillar Financial, LLC
PLIC Holdings, LLC	DE	100% by Guggenheim Insurance Holdco, LLC
Property Disposition, Inc.	DE	100% by Sammons Financial Group, Inc.
RC property holding entities	DE	100% by Retail Investors III, LLC
Relationship Funding (Cayman) Ltd.	CYM	100% by The Liberty Hampshire Company, LLC
Relationship Funding Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
REST entities	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Retail Investors III, LLC	DE	No Ownership, Management by Stonebridge Investors III, LLC
Retail Investors III, LLC	DE	99.5% by Guggenheim Life and Annuity Company
RHDFJ Partners, LP	TX	50% by JLB Partners LLC 50% by Compatriot Capital, Inc.
Ridgefield Funding Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
RTF Holdings LLC	DE	68.8% by ACEI Holdco, LLC
Rydex Holdings, LLC	KS	100% by Guggenheim Partners Investment Management Holdings, LLC
Saadiyat GSTF IV, LLC	DE	100% by GLAC Holdings, LLC
Saganaw Insurance Agency, LLC	DE	100% by Guggenheim Life and Annuity Company
SAGE Assets, Inc.	DE	100% by Sammons Equity Alliance, Inc.
SAIL 4 Finance, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
SAIL 4 VFN NOTE ISSUER, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
SAIL Finance LLC	DE	100% by Guggenheim Corporate Funding, LLC
SAILES 4-0, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
SAILS-3, LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Sammons BW, Inc.	DE	100% by Sammons Distribution Holdings, Inc.
Sammons CAES Holdings, LLC	DE	100% by Sammons Infrastructure, Inc.
Sammons Capital, Inc.	DE	100% by Sammons Equity Alliance, Inc.
Sammons Corporation	DE	100% by Consolidated Investment Services, Inc.
Sammons Distribution Holdings, Inc.	DE	100% by Consolidated Investment Services, Inc.
Sammons Enterprises, Inc.	DE	100% by Sammons Enterprises, Inc. ESOT
Sammons Equity Alliance, Inc.	DE	100% by Consolidated Investment Services, Inc.
Sammons Financial Group, Inc.	DE	100% by Consolidated Investment Services, Inc.
Sammons Financial Network, LLC	DE	100% by Sammons Securities, Inc.
Sammons Infrastructure, Inc.	DE	100% by Consolidated Investment Services, Inc.
Sammons Power Development, Inc.	DE	100% by Sammons Equity Alliance, Inc.
Sammons Renewable Energy Canada Holdings Inc.	BC	100% by SRE/Franklin Park Hydro Canada-1, LLC
Sammons Renewable Energy Holdings, Inc.	DE	100% by Sammons Infrastructure, Inc.
Sammons Retirement Solutions, Inc.	DE	100% by Sammons Financial Group, Inc.
Sammons Securities, Inc.	DE	100% by Sammons Financial Group, Inc.
Sands Point Funding Ltd	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Sandy Point Capital Company, LLC	DE	100% by GIFS Capital Company, LLC
Saratoga (Cayman) Ltd.	CYM	100% by GIFS Capital Company, LLC
Saratoga Springs Capital Company, LLC	DE	100% by GIFS Capital Company, LLC
Saxondale Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
SB real estate holding entities	DE	100% by Guggenheim Retail Real Estate Partners, Inc.
SBTree, Inc.	DE	100% by Guggenheim Partners, LLC
Scottwell Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
Security Benefit Asset Management Holdings, LLC	KS	100% by GI Holdco II LLC
Security Investors, LLC	KS	100% by Rydex Holdings, LLC
Sentry Funding entities	DE	100% by Saganaw Insurance Agency, LLC
Serpentine Hydro Power GP Ltd.	BC	100% by SRE Hydro Canada Corp
Serpentine Hydro Power LP	BC	99% by SRE Hydro Canada Corp
Serpentine Hydro Power LP	BC	0.01% by Serpentine Hydro Power GP Ltd.
Seven Sticks CLO Ltd.	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Seven Sticks, LLC	SC	100% by Cainhoy Land & Timber, LLC
SFVII GP, LLC	DE	100% by Guggenheim Fund Solutions, LLC
SGIA Funding I, LLC	DE	100% by Saganaw Insurance Agency, LLC
SGIA Funding II, LLC	DE	100% by Saganaw Insurance Agency, LLC
SIA Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
Sibella Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
Sifton Road Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
Ski Partners II, LLC	DE	32.8% by Compatriot Capital, Inc.
Ski Partners, LLC	DE	32.7% by Compatriot Capital, Inc.
Slauson Investors LLC	DE	96% by Guggenheim Plus Leveraged LLC
SLBCA Developer LLC	DE	50% by VGH Credit LLC 50% by SLBCA Holding LLC
SLBCA Holding LLC	DE	90% by CCI/HTC, Inc. 10% by VGH Credit LLC
SLBCA Tenant LLC	DE	No Ownership, 0.001% Management by SLBCA Holding LLC
Solberg Reinsurance Company	IA	100% by Midland National Life Insurance Company
Soo Line Building City Apartments LLC	DE	85% by SLBCA Holding LLC 15% by SLBCA Tenant LLC
South Blacktree Agency, LLC	DE	100% by SBTree, Inc.
Southside Works City Apartments LLC	DE	10% by Southside Works Holding LLC
Southside Works Holding LLC	DE	50% by CCI Historic, Inc.
SP Land Company, LLC	DE	80% by Ski Partners, LLC
SRE Blocker #1, Inc.	DE	100% by SRE Solar OpCo, Inc.
SRE Blocker #2, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE Blocker #3, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE Blocker #4, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE Blocker #5, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE Blocker #6, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE DevCo, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE Focalpoint Holdings, Inc.	DE	100% by SRE Solar OpCo, Inc.
SRE Focalpoint Member, LLC	DE	100% by SRE/Franklin Park Focalpoint, LLC
SRE Hydro Canada Corp	BC	100% by Sammons Renewable Energy Canada Holdings Inc.
SRE Hydro Canada General Services Ltd.	BC	100% by SRE Hydro Canada Corp
SRE Hydro DevCo, Inc.	DE	100% by SRE DevCo, Inc.
SRE OpCo, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE Solar OpCo, Inc.	DE	100% by SRE OpCo, Inc.
SRE Utility Solar 1, LLC	DE	100% by SRE/Franklin Park Utility Solar 1, LLC
SRE/Franklin Park Focalpoint, LLC	DE	99.5% by SRE Focalpoint Holdings, Inc.
SRE/Franklin Park Hydro Canada-1, LLC	DE	99.5% by SRE Hydro DevCo, Inc.
SRE/Franklin Park Utility Solar 1, LLC	DE	99.5% by SRE Blocker #1, Inc.
SRI Ventures, LLC	DE	100% by Compatriot Capital, Inc.
Stellar Funding Ltd	CYM	No Ownership, Management by Guggenheim Partners Investment Management, LLC
Stonebridge Investors I, LLC	DE	99.5% by GC Parent Holdings, LLC
Stonebridge Investors III, LLC	DE	100% by Guggenheim Retail Real Estate Partners, Inc.
Stonefire Investors, LLC	DE	100% by Guggenheim Life and Annuity Company
Sudbourne Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
Sweetwater Ranches Conservancy, LLC	WY	100% by Pathfinder Conservation Holdings, Inc.
Sweetwater River Conservancy Bald and Golden Eagle Bank, LLC	WY	100% by Sweetwater River Conservancy, LLC
Sweetwater River Conservancy Greater Sage-Grouse Habitat Bank, LLC	WY	100% by Sweetwater River Conservancy, LLC
Sweetwater River Conservancy Stream and Riparian Bank, LLC	WY	100% by Sweetwater River Conservancy, LLC
Sweetwater River Conservancy, LLC	WY	100% by Sweetwater Ranches Conservancy, LLC
TB property holding entities	DE	100% by Retail Investors III, LLC
TB-JL Biddeford 794, LLC	DE	100% by Retail Investors III, LLC
TEK Financial, LLC	DE	99.5% by Guggenheim Partners, LLC
The Liberty Hampshire Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
The Liberty Hampshire Company, LLC	DE	100% by Guggenheim Treasury Services, LLC
Thomas Creek Capital Corporation	DE	100% by The Liberty Hampshire Company, LLC
Thomas Weisel India Opportunity Fund, LP	DE	No Ownership, Management by Guggenheim Partners India GP, LLC
Toledo-MNG, LLC	DE	90.6% by GC Pilar Golf Investment, LLC
Toledo-SLS, LLC	DE	90.6% by GC Pilar Golf Investment, LLC
Tomorrow, LLC	DE	100% by Guggenheim Life and Annuity Company
Transparent Value Advisors, L.L.C.	DE	100% by Transparent Value, L.L.C.
Transparent Value Private Limited	IND	100% by Transparent Value, L.L.C.
Transparent Value, L.L.C.	DE	100% by Guggenheim Transparent Value, LLC
Tustin-Michelle Partners LLC	DE	100% by Guggenheim Plus Leveraged LLC
Valcour Bay Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Venice GSTF I, LLC	DE	100% by GLAC Holdings, LLC
VG Morrow Park Capital LLC	DE	84.4% by Compatriot Capital, Inc. 15.2% by Morrow Park Holding LLC
VGH Credit LLC	DE	100% by CCI/HTC, Inc.
VGH/Dallas LLC	DE	70% by Village Green Consolidated LLC
Village Green Communications LLC	DE	100% by Village Green Holding LLC
Village Green Consolidated LLC	DE	100% by CCI Historic, Inc.
Village Green Construction LLC	DE	100% by Village Green Holding LLC
Village Green Holding LLC	DE	100% by VGH/Dallas LLC
Village Green Management Company LLC	DE	100% by Village Green Holding LLC
V-Suites LLC	DE	100% by Village Green Holding LLC
Washington Lee Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Wattage Finance LLC	DE	No Ownership, Management by Guggenheim Partners Investment Management, LLC
WB property holding entities	DE	100% by Retail Investors III, LLC
White Plains Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC

  Item 27. Number of Contract Owners

  LiveWell Variable Annuity - As of September 30, 2017 –

  No contracts have been issued.

  Item 28. Indemnification

  Midland National Life Insurance Company indemnifies actions against all officers, directors, and employees to the full extent permitted by Iowa law.  This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.  Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  Item 29a. Relationship of Principal Underwriter to Other Investment Companies

  In addition to Midland National Life Separate Account C, Sammons Financial Network, LLC, the principal underwriter/distributor of the Registrant, is also the principal underwriter/distributor for variable universal life policies issued through Midland National Life Separate Account A.

  Item 29b. Principal Underwriters

  The directors and principal officers of Sammons Financial Network, LLC are as follows:

Name and Principal Business Address	Positions and Offices with Sammons Financial Network, LLC
William L. Lowe 4546 Corporate Drive, Suite 100 West Des Moines, IA 50266	Chief Executive Officer & President
Holley Taylor 4546 Corporate Drive, Suite 100 West Des Moines, IA 50266	Chief Compliance Officer, Broker Dealer-SFN
Arlen Dykhuis 4546 Corporate Drive, Suite 100 West Des Moines, IA 50266	FinOps Principal
Brett Agnew 4350 Westown Parkway West Des Moines, IA 50266	Corporate Secretary

  Item 29c. Compensation of Principal Underwriters

  The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant with respect to these Contracts (File No. 333-176870) during the Registrant's last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions*	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation**
Sammons Financial Network, LLC	$0	$0	$0	$0

  *Represents commissions paid on the LiveWell Freedom Variable Annuity.

  **Represents an underwriting fee paid to Sammons Financial Network, LLC for LiveWell Freedom Variable Annuity contract under Separate Account C.

   Item 30. Location of Accounts and Records

  The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Midland National Life Insurance Company at 4350 Westown Parkway, Suite 300, West Des Moines, IA 50266 and 525 West Van Buren, Chicago, IL 60607 and 200 SW 6th Avenue, Topeka, Kansas 66603-3704.

  Item 31. Management Services

  No management related services are provided to the Registrant, except as discussed in Parts A and B.

  Item 32. Undertakings and Representations

  (a) A post-effective amendment to this registration statement will be filed as frequently as is necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

  (b) Any application to purchase a contract offered by the prospectus will include a space that an applicant can check to request a Statement of Additional Information.

  (c) Any Statement of Additional Information and any financial statements required to be made available under this Form will be delivered promptly upon written or oral request.

  (d) Midland National Life Insurance Company represents that all fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risk assumed by Midland National Life Insurance Company.

  Section 403(b) Representation

  Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Contracts, and that paragraphs numbered (1) through (4) of that letter will be complied with.

  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Midland National Life Separate Account C has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Chicago, Illinois this 30 day of  November, 2017.

  By:  MIDLAND NATIONAL LIFE SEPARATE

          ACCOUNT C (REGISTRANT)

  Attest:   *                                                                                  By:            *

                                                                                                            Esfandyar E. Dinshaw

                                                                                                            Chairman of the Board

  By:  MIDLAND NATIONAL LIFE

          INSURANCE COMPANY (DEPOSITOR)

  Attest:  *                                                                                   By:            *

                                                                                                            Esfandyar E. Dinshaw

                                                                                                            Chairman of the Board

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                         Signatures                                                                          Title

  /s/  *                                                                        Chairman of the Board of Directors, Chief Executive Officer

        Esfandyar E. Dinshaw                                 (Principal Executive Officer)

  /s/  *                                                                        Director, President & Chief Operating Officer

        Steven C. Palmitier

  /s/ *                                                                         Vice President & Chief Financial Officer

        Daniel M. Kiefer                                          (Principal Financial & Accounting Officer)

  /s/  *                                                                          Director

        Darron K. Ash

  /s/  *                                                                         Director

        James Roderick Clark

  /s/  *                                                                         Director

         Willard Bunn, III

  /s/  *                                                                         Director

       Thomas Corcoran

  /s/  *                                                                         Director

        William D. Heinz

  /s/ *                                                                         Director

        Heather Kreager

  /s/ *                                                                         Director

       James Parker

  /s/ *                                                                         Director

       Michael M. Masterson

  *By:  /s/ Stacy Bagby                                                         Date: November 30, 2017

                  Stacy Bagby

                  Attorney-in-Fact

                  Pursuant to Power of Attorney

  Registration No. 333-

  Initial Form N-4 Submission

  SECURITIES AND EXCHANGE COMMISSION

  WASHINGTON, D.C. 20549

  EXHIBITS

  TO

  FORM N-4

  REGISTRATION STATEMENT

  UNDER

  THE SECURITIES ACT OF 1933

  FOR

  MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C

  AND

  MIDLAND NATIONAL LIFE INSURANCE COMPANY

  EXHIBIT INDEX

Item	Exhibit
24(b)(4)(a)	Form of Flexible Premium Deferred Variable Annuity Contract
24(b)(4)(b)	Form of Value Endorsement
24(b)(4)(c)	Form of Guaranteed Lifetime Withdrawal Benefit (GLWB) Form
24(b)(9)(b)	Power of Attorney

24(b)(4)(a)	Form of Flexible Premium Deferred Variable Annuity Contract

A Stock Company [Principal Office: 4350 Westown Parkway, West Des Moines, IA 50266 ♦ (515) 440-5500 Customer Service Center: P.O. Box 758547, Topeka, KS 66675-8547♦ (866) 270-9564]
In this Contract, Midland National Life Insurance Company is referred to as “We”, “Us”, “Our”, or the “Company”. “You” and “Your” refer to the Owner.
We agree to pay the benefits provided by this Contract. This Contract is issued in consideration of the application and payment of the Initial Premium.

  RIGHT TO EXAMINE CONTRACT - It is important to Us that You are satisfied with this Contract and that it meets Your insurance goals.  Read it carefully.  If You are not satisfied with it, You may return it to Us at the address shown on the Specifications Page or to Your agent within 10 days, or as required by state law, after You receive it.  We will pay You an amount equal to the sum of the Premium Payments paid less withdrawals, if any, plus or minus the accumulated gains or losses, if any, in the Separate Account on the date of the cancellation, unless otherwise required by law

  This Contract was approved under the authority of the Interstate Insurance Product Regulation Commission (IIPRC) and issued under the Commission standards.  Any provision of the Contract that on the provision’s effective date is in conflict with Interstate Insurance Product Regulation Commission standards for this product type is hereby amended to conform to the Interstate Insurance Product Regulation Commission standards for this product type as of the provision’s effective date.

  THIS IS A LEGAL CONTRACT BETWEEN YOU AND US.  READ IT CAREFULLY.

Individual Flexible Premium Deferred Variable Annuity Contract Annuity Payments Starting On Maturity Date Death Benefit Payable Before Maturity Date Non-Participating - Not Eligible For Dividends
DEATH BENEFIT AND ACCUMULATION VALUES WILL REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT, WHICH MAY CAUSE THEM TO INCREASE OR DECREASE

1) SECTION
2) RIGHT TO EXAMINE CONTRACT............................................	3) CONTRACT FACE PAGE
4) DEFINITIONS..........................................................................	5) 1
6) GENERAL PROVISIONS.........................................................	7) 2
Changes to the Contract .............................................................	2.1
Beneficiary..................................................................................	2.2
Change of Beneficiary.................................................................	2.3
Change in Maturity Date..............................................................	2.4
Incontestability............................................................................	2.5
Misstatement of Age or Sex.........................................................	2.6
Periodic Reports..........................................................................	2.7
Non-participating.........................................................................	2.8
Claims of Creditors......................................................................	2.9
Minimum Benefits........................................................................	2.10
Payment of Premiums..................................................................	2.11
Owner.........................................................................................	2.12
Assignment.................................................................................	2.13
Postponement of Payments.........................................................	2.14
8) YOUR INVESTMENT FEATURES.............................................	9) 3
The Separate Account.................................................................	3.1
Initial Allocation...........................................................................	3.2
Allocations..................................................................................	3.3
Transfers Prior to Maturity Date....................................................	3.4
Account Investments....................................................................	3.5
Change in Investment Policy........................................................	3.6
Change of Fund..........................................................................	3.7
10) ACCUMULATION VALUES......................................................	11) 4
Separate Account Value...............................................................	4.1
Accumulation Units......................................................................	4.2
Accumulation Unit Value..............................................................	4.3
Net Investment Factor..................................................................	4.4
Charges Against the Investment Option........................................	4.5
12) SURRENDERS.........................................................................	13) 5
Surrender....................................................................................	5.1
Surrender Value..........................................................................	5.2
14) PARTIAL WITHDRAWALS.......................................................	15) 6
Partial Withdrawals......................................................................	6.1
16) SYSTEMATIC WITHDRAWAL OPTION....................................	17) 7
18) DEATH BENEFIT.....................................................................	19) 8
Death of the Owner Before the Maturity Date................................	8.1
Multiple Beneficiaries...................................................................	8.2
Death of Annuitant Before the Maturity Date..................................	8.3
Spousal Continuance...................................................................	8.4

SECTION 1: DEFINITIONS

  The following are key words used in this Contract.  They are important in describing both Your rights and Ours.  When they are used, they are capitalized.  As You read Your Contract, refer back to these definitions.

  Accumulation Value: The value used to determine annuity payments at maturity and death benefits under this Contract.  The Accumulation Value is equal to the sum of the amounts you have in the Investment Option(s) of the Separate Account.

Administration Fee: A fee based on the Contract Accumulation Value. The amount is shown on the Specifications Page.

  Annuitant:  The person(s) named in the application and shown on the Specifications Page.  This is the person whose life is used to determine the amount and duration of any annuity payments involving life contingencies. The Annuitant may not be changed during the Annuitant’s lifetime.   This person may or may not be the Owner.

Beneficiary: The person(s) to whom the death benefit will be paid in the event of the death of the Owner.

  Business Day:  A day when the New York Stock Exchange (NYSE) is open for regular trading.  A Business Day ends when the NYSE closes for the day, which is usually at 4 pm Eastern Time, but may close earlier on certain days and as conditions warrant. If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a Business Day.

Contingent Annuitant: The person designated by You who, upon Annuitant’s death prior to the Maturity Date, becomes the Annuitant. Non-natural Owners cannot name a Contingent Annuitant.

  Contingent Beneficiary:  The person(s) designated by You, to receive the death benefit if the named Primary Beneficiary dies before the death of the Owner. In the event more than one Primary Beneficiary is named, the Contingent Beneficiary will become the Beneficiary only if all named Primary Beneficiaries die before the Owner and only if the Contingent Beneficiary survives the Owner. If more than one Contingent Beneficiary is named, each named Beneficiary will share equally in any benefit or rights granted by this Contract, unless You have given Us other Written Notice.

Contract: The entire Contract between You and Us consisting of the Contract, any attached application, and any Endorsements, Riders, and amendments.
Contract Anniversary: The same date in each year as the Issue Date.

  Contract Quarter:  A three-month period that starts on the same date as the Issue Date in each three-month period.  If the date is not a calendar date, We look forward to the first day of the next calendar month.  For example, assume a contract is issued on January 31st; the Contract Quarter will begin on the first day of each quarter (May 1, July 31, and October 31st).

  Contract Year: The one-year period beginning on the Issue Date and ending one day before the

  Contract Anniversary and each subsequent one year period beginning on a Contract Anniversary.

  Endorsement or Rider:  A form which amends this Contract or which provides additional benefits. When an Endorsement or Rider is attached to this Contract, it is a part of this Contract and is subject to all the terms of this Contract unless We state otherwise.

  Funds:  The investment companies, more commonly called mutual fund companies, which provide the investment vehicles for the Separate Account on the Issue Date or as later changed by Us.

  Good Order: The Company’s receipt of all information, documentation, instructions and/or Premium deemed necessary by the Company, to issue the Contract or execute any transaction pursuant to the terms of the Contract.

Initial Premium: The dollar amount sent to Us by You to initially fund this annuity and issue this Contract. The Initial Premium is shown on the Specifications Page.
Investment Option(s): A division of Our Separate Account which invests exclusively in the shares of a specified portfolio of the Funds.
Issue Age: Age of the Annuitant on the last birthday before the Issue Date.

  Issue Date:  The date this Contract is issued and Your rights and benefits begin and from which Contract Anniversaries and Contract Quarters are measured.  The Issue Date is shown on the Specifications Page.

Maintenance Fee: A fee charged by Us, if applicable. The amount is defined on the Specifications Page.
Maturity Date: The latest date on which annuity payments must begin. The Maturity Date is shown on the Specifications Page.
Minimum Accumulation Value: The Minimum Accumulation Value is shown on the Specifications Page.
Minimum Partial Withdrawal Amount: The minimum dollar amount that is allowed by Us to be withdrawn prior to surrender. The amount is shown on the Specifications Page.

  Net Premium:  The total premiums received less any reductions for partial withdrawals.  Partial withdrawals will reduce the Net Premium by the same proportion that the partial withdrawal reduced the Accumulation Value.

  Owner:  The person(s) or entity that is named in the application or on the latest change filed with Us who is entitled to exercise all rights and privileges provided in the Contract.  If the Owner is a non-natural Owner, the death benefit is payable upon the death of the Annuitant.

Payee: The Owner is the Payee on the Maturity Date. The Beneficiary is the Payee of the proceeds at the death of the Owner, if the date of death is prior to the Maturity Date.
Premium Tax: An amount that may be deducted from the Accumulation Value at surrender, annuitization or death.

  Primary Beneficiary:  The person(s), designated by You, who has the first right to receive the death benefit in the event of the death of the Owner, if the date of death is prior to the Maturity Date, provided such person survives the Owner. If more than one Primary Beneficiary is named, each named Beneficiary will share equally in any benefit or rights granted by the Contract, unless You have given Us other Written Notice.

Proof of Death: Proof of Death may consist of a certified copy of the death certificate or any other proof satisfactory to Us.
Separate Account: Our Separate Account C which receives and invests Your premiums under the Contract. The Separate Account will be valued each Business Day.
Surrender Value: The amount available at time of full surrender as set forth in Section 5.
Transaction Closing Time: We may impose closing times that are earlier than the closing time of the Valuation Period to process transfers.

  Valuation Period:  A period used in measuring the investment experience of each Investment Option within the Separate Account.

  The valuation period is the time beginning at the close of regular trading on the NYSE, generally 4:00 pm Eastern Time on each Business Day and ending at the close of regular trading on the NYSE, on the next Business Day. Investment Options will have one Valuation Period during the regular trading day on the NYSE.

Written Notice: A notice submitted in a written form satisfactory to Us. Written Notice must be signed by the Owner and received by Us at the address shown on the Specifications Page.

SECTION 2: GENERAL PROVISIONS
2.1

  Changes to the Contract: No one has the right to change any part of this Contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify this Contract.

  We may change this Contract without Your consent to conform to state or federal laws or regulations by attaching an Endorsement or Rider to this Contract.

2.2

  Beneficiary: The Beneficiary is the person named as Beneficiary on the application or as later changed by sending Us Written Notice, as explained in Section 2.3.  A Beneficiary is revocable unless otherwise stated in the Beneficiary designation.  If no Primary Beneficiary is living at the time of an Owner’s death, the death benefit is payable to the Contingent Beneficiary.  If no Contingent Beneficiary is living at the time of an Owner’s death, the death benefit will be paid to the Owner or Owner’s estate.

  If there are joint Owners, the surviving joint Owner, will be the designated Primary Beneficiary and any other Beneficiary(ies) on record will be treated as Contingent Beneficiary(ies).

2.3

  Change of Beneficiary: You may change a revocable Beneficiary.  We must receive Written Notice informing Us of the change.  A change takes effect as of the date the Written Notice was signed, unless otherwise specified by the owner.  We will not be liable for any payment made before We record the Written Notice.

  An irrevocable Beneficiary cannot be changed without permission from the irrevocable Beneficiary.  By designating an irrevocable Beneficiary, You give up the right to change that Beneficiary.

2.4

  Change in Maturity Date: At any time after Your first contract year, You may change the Maturity Date by Written Notice.  We must receive Your Written Notice requesting such change at least 30 days prior to the original Maturity Date.

2.5	Incontestability: We will not contest this Contract.
2.6

  Misstatement of Age or Sex: If the age or sex of the Annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the premium payments would have purchased at the correct age and sex of the Annuitant.

  Any underpayments made by Us will be paid to the Payee.  Any overpayments made by Us will be charged against benefits falling due after adjustment.  All underpayments and overpayments will include interest at the rate required by the jurisdiction in which this Contract is delivered and will not be less than 1% but not more than 6% per annum.

2.7

  Periodic Reports: At least once each year, We will send You a report containing current information as of a date not more than four months prior to the date of the mailing, as required by Interstate Insurance Product Regulation Commission.  Additional reports are available upon request from the Owner at no charge.  The report will contain following information:

	1)	The beginning and end dates of the current report period;
	2)	The Investment Option account value, if any, at the beginning of the current report period and at the end of the current report period;
	3)	The amounts that have credited or debited to the Investment Option account value during the current report period; and
	4)	The cash surrender value, if any, at the end of the current report period.

2.8	Non-participating: This Contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.
2.9	Claims of Creditors: To the extent permitted by law, no benefits payable under this Contract to a Beneficiary or Payee are subject to the claims of creditors.
2.10

  Minimum Benefits: The annuity payments, Surrender Value and death benefit under this Contract will not be less than the minimum required by Section 7B of the NAIC Model Variable Annuity Regulation, model #250 at the time of issue, in which this Contract is delivered.

2.11	Payment of Premiums: The Initial Premium is due on the Issue Date. You may make additional premium payments in any amount and frequency, subject to the limits shown on the Specifications Page.
2.12

  Owner: This Contract belongs to You and You are entitled to exercise the rights of the Contract.  There may be joint Owners; however, if there is more than one Owner, both Owners must be designated as each other’s beneficiaries and both must agree to any change or the exercise of any rights under this Contract.

  We require the Owner of the Contract to have an insurable interest in the Annuitant. An insurable interest does not exist if the Owner’s sole economic interest in the Annuitant arises as a result of the Annuitant’s death.

  You have all rights granted by this Contract, including the right to change Owners and Beneficiaries prior to the Maturity Date, subject to the rights of:

	1)	Any assignee of record with Us;
	2)	Any irrevocable Beneficiary; and
	3)	Any restricted Ownership.

  You must give Us Written Notice informing Us of Your request to change the Owner of this Contract.  We reserve the right to refuse Your request for a change of Owner in a nondiscriminatory manner as required for purposes of satisfying applicable laws or regulations.  When Your Written Notice is received, Your request for change of Owner will take effect as of the date signed unless otherwise specified by the owner.  We are not liable for any payments made by Us before the date of Our recorded approval.

2.13

  Assignment: You must give Us Written Notice informing Us of Your request to assign this Contract. We reserve the right to refuse Your request for a change of Owner in a nondiscriminatory manner as required for purposes of satisfying applicable law or regulations. Upon receipt and acceptance by Us, a change takes effect as of the date the Written Notice was signed, unless otherwise specified by the owner.  We will not be responsible for the validity of any assignment.  We will not be liable for any payments We make prior to the date of Our recorded approval.

2.14	Postponement of Payments: Payments from the Separate Account may be postponed if:
	1)	The New York Stock Exchange is closed or trading on the Exchange is restricted as determined by the Securities and Exchange Commission (“SEC”) or
	2)	The SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or determination of their value not reasonably practicable.
SECTION 3: YOUR INVESTMENT FEATURES
3.1

  The Separate Account: The Separate Account is Our Separate Account C, established under the Insurance Laws of the State of Iowa, and is a unit investment trust registered with the SEC under the Investment Company Act of 1940.  It is also subject to the laws of Iowa.  We own the assets of the account; We established the account to support variable annuity Contracts.  The assets in the Separate Account equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business.

3.2	Initial Allocation: The Initial Premium will be allocated to the selected Investment Option(s) of the Separate Account on the Issue Date.
3.3

  Allocations: The Separate Account has several Investment Options and these are shown on the Specifications Page.  You determine, using dollar amounts or percentages, how premiums will be allocated to the Investment Option(s). You may choose to allocate nothing to a particular Investment Option.

  We reserve the right to limit the number of Investment Options in which You have premiums invested.

  You may change the allocation for subsequent premiums at any time while the Contract is in force.  To do so, You must send Us Written Notice or contact us by telephone, if telephone authorization is provided by You.  The change will take effect on the date We receive notice.

3.4

  Transfers Prior to Maturity Date:  You may request to transfer amounts from one Investment Option to another in writing, or by any other means We, at Our sole discretion, deem to be acceptable.  The minimum amount You may transfer is shown on the Specifications Page.  This minimum does not need to come from any one Investment Option or be transferred to any one Investment Option.  The minimum applies to the net amounts being transferred at Your request.

  You may request an unlimited number of transfers subject to the restrictions noted below; however We reserve the right to charge a Transfer Fee, as shown on the Specifications Page.

  We reserve the right to restrict or reject any trading activity that We determine would be a violation of Our excessive/frequent trading policy designed to help prevent market timing.

  We reserve the right to honor instructions We receive from the fund managers of any Investment Option to restrict, delay or reverse a Contract Owner’s transfer request that they have deemed to be a violation of their excessive/frequent trading policy.

  We reserve the right to delay or reject a transaction at any time that We are unable to purchase or redeem shares of any Investment Option available under this contract due to trading restrictions placed on the Investment Option by the fund managers.

  You will be notified in writing if restrictions are placed on Your ability to transfer among the available Investment Options.

  Transfers will be processed as of the Valuation Period that We receive Written Notice prior to the Transaction Closing Time.  After deducting the amount of the transfer, the amount remaining in any Investment Option must be equal to or greater than zero.

3.5

  Account Investments: We use the assets of Our Separate Account to buy shares in the Funds.  Each Investment Option is invested in a corresponding specific portfolio.  Income and realized and unrealized gains and losses from Our shares in each portfolio are credited to, or charged against, the Investment Option.  This is without regard to income, gains, or losses in Our other investment accounts.

  We will always keep assets in the Separate Account with a total value at least equal to the Accumulation Values under Contracts like this one.  To the extent those assets do not exceed this amount, We use them only to support those policies; We do not use those assets to support any other business We conduct.  We may use any excess over this amount in any way We choose.

3.6

  Change in Investment Policy:  A portfolio of the Funds may make a material change in its investment policy.  In that case, We will send You a notice of the change.  Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount You have in that Investment Option to another Investment Option of Our Separate Account.  The process for changing the investment policy of the Separate Account will be approved by Iowa, our state of domicile, and the process for doing so is on file with the Insurance Commissioner in the state in which this Contract is delivered.

3.7

  Change of Fund: A portfolio might, in Our judgment, become unsuitable for investment by an Investment Option. This may happen because of a change in investment contract, or a change in the laws or regulations, or because the shares are no longer available for investment, or for some other reason.  If that occurs, We have the right to substitute another portfolio of the Funds, or to invest in a Fund other than the ones We show on the supplemental application.  However, We would first seek approval from the SEC and, where required, the insurance regulator where this Contract is delivered.

SECTION 4: ACCUMULATION VALUES
4.1

  Separate Account Value:  The amount You have in Our Separate Account at any time will be the sum of the values in each Investment Option.  The value in each Investment Option is equal to (a) multiplied by (b) where:

	a)	is the accumulation unit value as of the end of the Valuation Period for which the value in the Investment Option is determined
	b)	is the number of accumulation units in the Investment Option
We guarantee that adverse mortality and expense experience will not affect the amount You have in Our Separate Account.
4.2

  Accumulation Units:  We will credit amounts to or deduct amounts from the Investment Option(s) in the Separate Account in the form of accumulation units prior to the Maturity Date.  Credits are premiums and transfers into an Investment Option.  Deductions are Maintenance Fees, Transfer Fees, transfers out of an Investment Option, partial withdrawals, full surrender and death benefits paid.  The number of accumulation units to be credited or deducted from any Investment Option will be determined by dividing the amount to be credited or deducted from the Investment Option by the accumulation unit value of the Investment Option.  Accumulation units will be credited or deducted using the accumulation unit value for the Valuation Period during which the transaction occurs.

4.3

  Accumulation Unit Value:  The initial accumulation unit value of each Investment Option is set at $10.00.  The accumulation unit value for each subsequent Valuation Period is then determined at the end of the Valuation Period and will be equal to the net investment factor for that period multiplied by the accumulation unit value for the immediately preceding Valuation Period.  The accumulation unit value applies to each Valuation Period.  The accumulation unit value may increase or decrease from one Valuation Period to the next.

4.4

  Net Investment Factor: The net investment factor is an index used to measure the investment performance of an Investment Option from one Valuation Period to the next.  The net investment factor can be greater or less than one; therefore, the accumulation unit value may increase or decrease.

The net investment factor for each Investment Option for a Valuation Period is determined by taking a) divided by b) minus c) minus d) where:
	a)	Is the total of:
		1)	the net asset value per share at the end of the current valuation period; plus
		2)	any dividend or capital gains per share reinvested during the current Valuation Period; plus
		3)	total accrued, but not yet reinvested, capital gains per share as of the current Valuation Period.
	b)	Is the total of:
		1)	the net asset value per share at the end of the preceding Valuation Period; plus
		2)	total accrued, but not yet reinvested, capital gains per share as of the preceding Valuation Period.
	c)	Is the Mortality and Expense Charge for each day in the current Valuation Period
	d)	Is the administration fee for each day in the current Valuation Period
4.5

  Charges Against the Investment Option: In determining the accumulation unit value, We deduct the Mortality and Expense Charge and Administration Fee, as shown on the Specifications Page, from the assets of each Investment Option.

  The earnings of the Separate Account are taxed as part of Our operations.  At the present time, We do not expect to incur taxes on earnings of any Investment Option to the extent that earnings are credited under this Contract.  If We incur additional taxes due to the operation of the Separate Account, We may make charges for such taxes against the Investment Option(s).

SECTION 5: SURRENDERS
5.1

  Surrender: You may surrender this Contract for its Surrender Value at any time prior to the Maturity Date.  The Surrender Value will be processed as of the Valuation Period that We receive Written Notice prior to the Transaction Closing Time.

  We will pay the Surrender Value within seven days after We receive Written Notice.  We may defer payment for a longer period as described in Section 2.14 of this Contract.

5.2	Surrender Value: The Surrender Value is equal to:
	1)	The Accumulation Value; less
	2)	The Maintenance Fee, if any; less
	3)	Any applicable Premium Tax.
SECTION 6: PARTIAL WITHDRAWALS
6.1

  Partial Withdrawals: You may withdraw part of the Accumulation Value at any time before the Maturity Date, subject to the Minimum Partial Withdrawal Amount shown on the Specifications Page.  A partial withdrawal may not bring the Accumulation Value below the Minimum Accumulation Value shown on the Specifications Page.

  We will generally pay the partial withdrawal amount within seven days after We receive a properly completed partial withdrawal request in Good Order.  We may defer payment for a longer period described in Section 2.14 of this Contract.

  Unless You specify otherwise, Your partial withdrawal will be deducted from each Investment Option in the same proportion as each Investment Option bears to Your Accumulation Value.  This allocation is subject to minimum amount requirements.  Partial withdrawals will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time.

SECTION 7: SYSTEMATIC WITHDRAWAL OPTION
You may elect a systematic withdrawal option if all of the following requirements are satisfied as of the date We receive your request:
	1)	The Owner is living,
	2)	The Contract has not reached the Maturity Date, and
	3)	Your right to examine the Contract has expired.

  All systematic withdrawals are considered partial withdrawals and will be deducted from each Investment Option in the same proportion as each Investment Option bears to Your Accumulation Value.  Withdrawals may be made monthly, quarterly, semi-annually or annually.  However, We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $100.  Systematic withdrawals will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time.  You may discontinue systematic withdrawals at any time.

  The balance remaining in the Accumulation Value will continue to increase or decrease, depending on the investment experience of the Investment Option(s) in which Your Accumulation Value resides.  If Your Accumulation Value declines, systematic withdrawals may no longer be supported.

SECTION 8: DEATH BENEFIT
8.1

  Death of the Owner Before the Maturity Date: If the Owner dies prior to the Maturity Date We will pay a death benefit upon receipt of a complete death benefit claim.  A complete death benefit claim includes all of the following in Good Order:

	1)	Proof of Death;
	2)	An election of how the death benefit is to be paid; and
	3)	Any other documentation that We require.
Notification of Death: At the time of notification of death and upon the receipt of documentation of death, the beneficiary(ies) will have the following options:
	1)	Money Market Option: notify Us to allocate the Accumulation Value into the Money Market or other fund as designated by Us. All beneficiaries must authorize the allocation to Money Market.
	2)	Existing Allocation(s) Option: Unless We receive written notification to move the Accumulation Value to the Money Market We will leave the Accumulation Value in the current Investment Options.

  Death Benefit Calculation:  The death benefit will be calculated as of the Valuation Period that We receive a complete death benefit claim from the first beneficiary of record prior to the Transaction Closing Time.  The amount of the death benefit will be the Accumulation Value.

  The death benefit amount will be increased by interest at the rate required by the jurisdiction in which this Contract is delivered from the date We receive all required documents until payment is made, less any applicable Premium Tax.

If the Owner dies before the entire interest in the Contract has been distributed, and the surviving spouse is not the sole Beneficiary, any remaining balance will:
	1)	Be distributed to the appropriate Beneficiary within 5 years from the death of the Owner.
	2)	Be distributed over the life of the Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary, and
	3)	Such distributions must begin no later than one year after the date of death or a later date as prescribed by Internal Revenue Service regulations.
Each beneficiary may elect one of the following death benefit options:
	1)	Paid in a single sum; or
	2)	Elect a payment plan, as described in the [Payout Endorsement attached to Your Contract].
After payment of all of the death benefit, the Contract is terminated.
8.2

  Multiple Beneficiaries:  If there are multiple beneficiaries, each beneficiary will receive their proportional share of the death benefit amount as of the date We receive an election of how their portion of the death benefit is to be paid.

8.3

  Death of Annuitant Before the Maturity Date:  If the Contract is owned by a natural person and the Annuitant dies before the Maturity Date, the Contingent Annuitant becomes the Annuitant.  You will be the Contingent Annuitant unless You name someone else.  The Annuitant must be a natural person.  If the Annuitant dies and no Contingent Annuitant has been named, We will allow You 60 days to designate someone other than You as the Annuitant.

  If the Contract is owned by a non-natural Owner, the death benefit is payable upon the death of the Annuitant.

8.4	Spousal Continuance: If the Owner dies, and the sole Beneficiary is the deceased Owner’s spouse, the Beneficiary may elect to continue this Contract as the new Owner.
Payments under this Section are in full settlement of all liability under this Contract.

Individual Flexible Premium Deferred Variable Annuity Contract Annuity Payments Starting On Maturity Date Death Benefit Payable Before Maturity Date Non-Participating - Not Eligible For Dividends
ANNUITY PAYMENTS, DEATH BENEFIT AND ACCUMULATION VALUES WILL REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT, WHICH MAY CAUSE THEM TO INCREASE OR DECREASE

24(b)(4)(b)	Form of Value Endorsement

  A Stock Company

  Principal Office:  4350 Westown Parkway, West Des Moines, IA  50266 ♦ (515) 440-5500

  Customer Service Center:  P.O. Box 758547, Topeka, KS  66675-8547 ♦ (866) 747-3421

  Surrender Charge Endorsement

  The Contract to which this Surrender Charge Endorsement (this “Endorsement”) is attached is hereby modified by the provisions of this Endorsement. The Endorsement provisions shall control if there is a conflict between the Endorsement and the Contract, including any other endorsements or riders issued with the Contract. Any capitalized terms not defined in this Endorsement shall have the meaning given to them in the Contract. This Endorsement is effective as of the Contract Issue Date and remains in effect until the Contract is terminated.

  SURRENDER CHARGE PERIOD

CONTRACT YEAR	SURRENDER CHARGE PERCENTAGE
0	8%
1	8%
2	7%
3	6%
4	5%
5	4%
6	3%
7+	0%

  DEFINITIONS - The following words used in this Endorsement are key words and are capitalized when used.

  Free Surrender Amount: The amount available for withdrawal without incurring a Surrender Charge. The Free Surrender Amount is further described in the PARTIAL WITHDRAWALS section of this Endorsement.

  Gross Partial Withdrawal Amount(s):  The total amount requested as a partial withdrawal (before any reduction for Surrender Charges and Premium Tax, if applicable). You cannot request a Gross Partial Withdrawal Amount that would reduce your Accumulation Value to less than the Minimum Accumulation Value shown on the Contract Specifications Page.

  Partial Withdrawal Amount(s):  Total amount received by the Owner as a partial withdrawal after any reductions for Surrender Charges and Premium Tax, if applicable.

  Remaining Premium: Total premium(s) received by Us reduced by the total Gross Partial Withdrawal Amount(s) taken.

  Surrender Charge Percentage:  The Surrender Charge Percentage is a percentage of premium withdrawn in excess of the Free Surrender Amount and is shown above.

  Surrender Charge Period: The period during which a Surrender Charge will be applied to any surrender or Gross Partial Withdrawal Amount in excess of the Free Surrender Amount, as described in the PARTIAL WITHDRAWALS section of this Endorsement.

  The Contract is amended as follows:

  1)          The definition of “Minimum Accumulation Value” in SECTION 1: DEFINITIONS of the Contract is replaced with the following language:

  Minimum Accumulation Value: The Minimum Accumulation Value is shown on the Contract Specifications Page, and is the amount that must remain after any partial withdrawals, if applicable.

  2)         SECTION 5: Surrenders in the Contract is amended by deleting the Surrenders provision and adding the following:

  SECTION 5: SURRENDERS

  5.1        Surrender: You may surrender this Contract for its Surrender Value at any time before the Maturity Date.  The Surrender Value will be processed as of the Valuation Period that We receive Written Notice prior to the Transaction Closing Time.

  We will pay the Surrender Value within seven days after We receive Written Notice. We may defer payment for a longer period as described in Section 2.14 of the Contract.

  5.2        Surrender Value: The Surrender Value is equal to:

  1) The Accumulation Value; less

  2) The Surrender Charge, if any, as explained in Section 5.3; less

  3) The Annual Maintenance Fee, if any; less

  3) Any applicable Premium Tax.

  The Surrender Value cannot be greater than the Accumulation Value, but in no event will it be less than the minimum required by the laws of the state in which this Contract is delivered.

  5.3        Surrender Charges: During the Surrender Charge Period, We will deduct a surrender charge upon full surrender or Gross Partial Withdrawal Amounts in excess of the Free Surrender Amount. A Surrender Charge Percentage will not be applied upon death. The surrender charge amount is equal to:

  1) The Accumulation Value; less

  3) Any available Free Surrender Amount; multiplied by

  4) The Surrender Charge Percentage.

  3)         SECTION 6: PARTIAL WITHDRAWALS provision of the Contract is amended by deleting the Partial Withdrawals provision and adding the following:

  SECTION 6: PARTIAL WITHDRAWALS

  6.1        Partial Withdrawals: You may withdraw part of the Accumulation Value at any time before the Maturity Date, subject to the Minimum Partial Withdrawal Amount shown on the Specifications Page. A partial withdrawal may not bring the Accumulation Value below the Minimum Accumulation Value shown on the Contract Specifications Page.

              The Minimum Partial Withdrawal Amount does not apply if you exercise the Free Surrender Amount as described in Section 6.2.

  We will generally pay the Partial Withdrawal Amount within seven days after We receive a properly completed partial withdrawal request in Good Order. We may defer payment for a longer period described in Section 2.14 of the Contract.

  Unless You specify otherwise, Your Gross Partial Withdrawal Amount will be deducted from the Investment Option(s) in the same proportion as each Investment Option bears to Your Accumulation Value. This allocation is subject to minimum amount requirements. Partial withdrawals will be processed as of the Valuation Period that We receive proper notification prior to the Transaction Closing Time.

  6.2        Free Surrender Amount:  Each Contract Anniversary, You may withdraw or surrender a portion of Your Accumulation Value free from any Surrender Charge. The Free Surrender Amount available each Contract Anniversary is equal to [10%] of the Accumulation Value, determined as of the beginning of Your Contract Anniversary or required minimum distribution, if greater. Any unused portion of Your Free Surrender Amount cannot be carried forward to subsequent Contract years.

  A Surrender Charge Percentage will not be assessed against withdrawals taken to satisfy required minimum distribution requirements under [Section 401(a)(9) of the Internal Revenue Code (IRC)].  Withdrawals to satisfy any required minimum distributions would reduce the amount available under Your Free Surrender Amount.

  6.3        Partial Withdrawal Amount: The Partial Withdrawal Amount is equal to:

  1) The Gross Partial Withdrawal Amount; less

  3) The surrender charge amount, if any, as explained in Section 5.3; less

  4) Any applicable Premium Tax

  6.4        Other Withdrawal Options: In addition to the Free Surrender Amount, partial withdrawal and full surrender as described in Section 6 and 5, respectively You may withdraw from the value of Your Contract before the Maturity Date in the following ways:

              1) After the first Contract Year and upon Your request, You may select a Pay-Out Option as specified in the Pay-Out Provisions Endorsement.  Your payment amount under the Pay-Out Option will be calculated based on Your Surrender Value at the time the Pay-Out Option is elected.

              2) After the Surrender Charge Period, as shown above, full and partial surrenders may be taken without any reduction for surrender charges.

              3) Other withdrawal options may be available by attached Endorsement or Rider.

  All other provisions of the Contract to which this Endorsement is attached remain unchanged.

24(b)(4)(c)	GLWB Form

  A Stock Company

  Principal Office:  4350 Westown Parkway, West Des Moines, IA  50266 ♦ (515) 440-5500

  Customer Service Center:  P.O. Box 758547, Topeka, KS  66675-8547 ♦ (866) 747-3421

  [FREEDOM RIDER]

  GUARANTEED LIFETIME WITHDRAWAL BENEFIT (GLWB) RIDER

  This Rider is issued as part of the Contract to which it is attached. In the case of a conflict with any provision in the Contract, the provisions of this Rider will control.  This Rider is effective on the GLWB Issue Date, as shown below in the Rider Specifications section.

  GUARANTEED LIFETIME WITHDRAWAL BENEFIT

  The purpose of the Guaranteed Lifetime Withdrawal Benefit provided under this Rider is to provide a stream of Lifetime Payment Amounts to the Owner even if negative investment experience and/or Lifetime Payment Amounts reduce the Contract Accumulation Value and GLWB Value to zero. The Guaranteed Lifetime Withdrawal Benefit Rider will terminate upon change of Ownership, please refer to the Termination section of this Rider.

  RIDER SPECIFICATIONS

  GLWB Issue Date:                                                        [11/1/2017]

  GLWB Covered Person(s):                                           [Jane Doe]

                                                                                      [John Doe]

  GLWB Charge:                                                             [1.45%]

  Maximum GLWB Charge:                                             [2.50%]

  Initial GLWB Value:                                                      [$50,000.00]

  Maximum GLWB Value:                                               1) [200%]; multiplied by

                                                                                      2) The total of Premiums

  .

  REQUIRED ASSET ALLOCATION

  Initial                                                     Rebalance

                                      Minimum           Maximum                                  Minimum           Maximum

  Bond Allocation           [20%]                [40%]                                        [20%]                [40%]

  Equity Allocation         [60%]                [80%]                                        [60%]                [80%]

  DEFINITIONS

  The following definitions are applicable to this Rider only:

  GLWB Attained Age:  GLWB Attained Age means age of the GLWB Covered Person as of his or her last birthday on the GLWB First Partial Surrender Date. If there are joint GLWB Covered Persons, the GLWB Attained Age shall mean the age of the younger joint GLWB Covered Person on his or her last birthday on the GLWB First Partial Surrender Date.

  GLWB Cost:  The cost charged for benefits under this Rider.

  GLWB Covered Person:  The GLWB Covered Person is the Owner of the Contract to which this Rider is attached.  If the Owner is a non-natural entity, then the Annuitant is the GLWB Covered Person. A GLWB Covered Person cannot be added or removed.

  In the case of a single Owner where the Owner and the Owner’s Spouse are elected for purposes of a Joint Payout for this Rider, they shall be considered joint GLWB Covered Persons and all references in this Rider and the Rider Specifications shall mean the Owner and the Owner’s Spouse as specified in the payout election form. The Lifetime Payment Amounts will be based on the lives of the joint GLWB Covered Persons as calculated by the age of the younger GLWB Covered Person.

  GLWB First Partial Surrender Date: The date used to set the Lifetime Payment Percentage and is the date You initiate Your first partial withdrawal including IRS required minimum distributions (RMDs). The GLWB First Partial Surrender Date is the date on which Lifetime Payment Amount may begin, as explained in the LIFETIME PAYMENT AMOUNT section of this Rider.

  The GLWB Roll-up Period ends on the GLWB First Partial Surrender Date.

  GLWB Issue Date: The date this Rider is issued and is the same date as your Contract Issue Date.

  GLWB Roll-Up Amount:  On each Contract Year End during the GLWB Roll-Up Period, the GLWB Roll-Up Amount is added to the GLWB Value. The GLWB Roll-Up Amount does not apply to the Contract Accumulation Value.

  GLWB Roll-Up Percentage:  The GLWB Roll-Up Percentage is used in the calculation of the GLWB Roll-Up Amount and is further explained in the Effect of GLWB Roll-Up Amount section of this Rider.

  GLWB Roll-Up Period:  The GLWB Roll-Up Period is the period in which We apply an amount, as described in the Effect of GLWB Roll-Up Amount section of this Rider. The GLWB Roll-Up Period begins on the GLWB Issue Date until the earliest of:

  1)    GLWB First Partial Surrender Date; or

  2)    The date the Maximum GLWB Value is met; or

  3)    The [Freedom] Date is reached.

  Initial GLWB Value:  The Initial GLWB Value on the GLWB Issue Date is shown in the Rider Specifications and is equal to the Initial Premium.

  Lifetime Payment Amount:   The Lifetime Payment Amount is the annual amount guaranteed to be available each Contract Year during the life of the GLWB Covered Person while the Contract is in effect, provided total partial surrenders in the Contract Year follow the terms of this Rider.

  The Lifetime Payment Amount is only available after the GLWB First Partial Surrender Date.

  The Lifetime Payment Amount is not subject to any Surrender Charge. The Lifetime Payment Amount includes, but is not in addition to any Penalty-Free Partial Surrender Amount.

  Lifetime Payment Percentage:  The Lifetime Payment Percentage is determined by the GLWB Attained Age and is used in the calculation of the Lifetime Payment Amount as described in the LIFETIME PAYMENT AMOUNT section of this rider.

  The Lifetime Payment Percentage is shown in the table below:

GLWB Attained Age	Lifetime Payment Percentage (Individual GLWB Covered Person)	Lifetime Payment Percentage (Joint GLWB Covered Persons)
[50<60]	[3.00%]	[2.50%]
[60<65]	[3.50%]	[3.00%]
[65<70]	[4.00%]	[3.50%]
[70<75]	[4.50%]	[4.00%]
[75+]	[5.00%]	[4.50%]

  Once the Lifetime Payment Percentage is established, it will not be subject to any change as long as the Contract and this Rider remain in effect.

  Quarterly Rider Anniversary – Every three-month anniversary of the GLWB Rider Issue Date, or the next Business Day if the New York Stock Exchange is closed. If a certain day does not exist in a given month, the first Business Day of the following month will be used.

  REQUIRED ASSET ALLOCATION AND REBALANCE

  If You elect this rider, a certain percentage of your Initial GLWB Value on the GLWB Issue Date must be allocated to the equity and bond funds shown on Your Contract Specifications Page under Investment Options. Any transfers to and from the Investment Options will be validated using the prior Business Day’s values to ensure You are within the percentage limits for Required Asset Allocation as shown in the Rider Specifications. Changes in the Investment Options due to market movements will not be treated as a violation of the Required Asset Allocation.

  While this Rider is in effect, quarterly rebalancing is required at the end of each Quarterly Rider Anniversary. If the day rebalancing takes place is not a Business Day, the value of the accumulation units redeemed or purchased due to rebalancing will be determined as of the next Business Day. We will automatically transfer amounts among Investment Options according to the most recent rebalancing allocation instructions on file that comply with the Required Asset Allocation as shown in the Rider Specifications.

  You may request changes to Your asset rebalancing allocation instructions while this Rider remains effective as long as they comply with the Required Asset Allocation. Rebalancing will not cease upon the request of any transfer.  Your asset rebalancing allocation instructions will be established by applying a percentage of Your Accumulation Value to Your current Investment Options.

  GLWB CHARGE

  An annual charge for expenses related to this Rider will be deducted on a quarterly basis. The annual GLWB Charge is shown in the Rider Specifications. We may change the GLWB Charge on any Contract Anniversary with at least a 30-day notice. The GLWB Charge will never exceed the Maximum GLWB Charge of [2.50%] ([0.625%] quarterly).

  The GLWB Cost is calculated on each Quarterly Rider Anniversary. If a day does not exist in a given month or the GLWB Cost is withdrawn on a day that is not a Business Day, then the next Business Day will be used. The GLWB Cost equals:

  1)    The current GLWB Value; multiplied by

  2)   The GLWB Charge divided by 4.

  The GLWB Cost will be withdrawn as a partial surrender from the Accumulation Value and is deducted from each Investment Option in the same proportion as each Investment Option bears to Your Accumulation Value, as long as this Rider remains in effect. The GLWB Cost will not reduce the GLWB Value. If the Contract or this Rider are terminated during a Quarterly Rider Anniversary, there will be no GLWB Cost after the Termination date.

  CALCULATION OF GLWB VALUE

  The GLWB Value is used for the purpose of calculating the Lifetime Payment Amount.

  The GLWB Value during the GLWB Roll-Up Period cannot exceed the Maximum GLWB Value shown in the Rider Specifications. The GLWB Value cannot be withdrawn in a lump sum and is not available at surrender, or on or after the Maturity Date, or as a death benefit.

  1)    Calculation of Initial GLWB Value:  The Initial GLWB Value on the GLWB Issue Date equals Your Initial Premium and is shown in the Rider Specifications.

  2)    Effect of Additional Premium on GLWB Value:  Each time any additional premium is received; the GLWB Value will increase by the amount of that additional premium.

  3)    Effect of GLWB Roll-Up Amount:  The GLWB Value will increase as the result of a GLWB Roll-Up Amount. On each Contract Year during the GLWB Roll-Up Period, the GLWB Roll-Up Amount is the total of:

  1)    The GLWB Roll-Up Percentage; multiplied by

  2)    The total of any Premium received.

  At the time of calculation, the GLWB Roll-Up Amount is added to the GLWB Value. The GLWB Roll-Up Amount ends when the GLWB Roll-Up Period ends.

  GLWB Roll-Up Percentage is set on the GLWB Issue Date, currently [2.00%] [+] [75.00%] of Index gains.

  The Index used for calculating interest credits for the GLWB Roll-Up Percentage is the [S&P500 Capital Appreciation] Index with Annual Point-to-Point. The initial Index is declared on the GLWB Issue Date and each Contract Anniversary thereafter.

  The Index gains for the [S&P500 Capital Appreciation] Index, equals the maximum of:

  a)    The Index value for the current Contract Year, minus the Index value on the last Contract Anniversary; divided by

                                  The Index Value on the last Contract Anniversary; or

  b)      Zero.

  The Index Value on any Business Day is the closing value on the previous Business Day associated with the [S&P500 Capital Appreciation Index]. On a non-Business Day, we will use the same Index Value as we used for the most recent previous Business Day.  If publication of the appropriate index is discontinued, or the calculation is substantially changed, We may substitute a suitable index and notify You.

  4)   Effect of Partial Surrender on the GLWB Value On or After the GLWB First Partial Surrender Date: Partial surrender less than or equal to the Lifetime Payment Amount reduce the Accumulation Value and GLWB Value dollar for dollar. Any partial surrender in excess of the Lifetime Payment Amount will reduce the GLWB Value by the same proportion of the reduction to the Accumulation Value.

  5)   Effect of Surrender on GLWB Value:  The GLWB Value is not available upon surrender, nor is it ever available as a lump sum payment.  Upon surrender, the GLWB Value will be reduced to zero and the GLWB Rider will terminate.

  6)  Effect of Death of the GLWB Covered Person on GLWB Value and Lifetime Payment Amount:  The GLWB Value is not available as a death benefit.

  Upon death of an individual GLWB Covered Person before the GLWB First Partial Surrender Date, the GLWB Value will be reduced to zero and this Rider will terminate, unless the Contract is continued pursuant to the Spousal Continuance provision of the Contract.

  Upon death of an individual GLWB Covered Person after the GLWB First Partial Surrender Date, the GLWB Value will be reduced to zero and this Rider will terminate.

  If there are joint GLWB Covered Persons, upon death of the first joint GLWB Covered Person, this Rider will continue when the Contract continues.  Upon death of the surviving joint GLWB Covered Person, the GLWB Value will reduce to zero and this Rider will terminate

  7)   Effect of Electing Pay-Out Option:  Upon election of a Pay-Out Option under the Contract, the

   GLWB Value will equal zero and this Rider will terminate.

  LIFETIME PAYMENT AMOUNT

  The GLWB First Partial Surrender Date will set the Lifetime Payment Percentage and terminate the GLWB Roll-Up Period.  At any time after the GLWB First Partial Surrender Date You may, but not required to, begin taking the Lifetime Payment Amount by notifying us.

  The Lifetime Payment Amount is available each year for the life of the GLWB Covered Person, according to the terms of this Rider and is non-cumulative. This means any part of the Lifetime Payment Amount not taken during a given Contract Year cannot be added to the available Lifetime Payment Amount in any later Contract Year.

  On the GLWB First Partial Surrender Date, the Lifetime Payment Amount is equal to:

  1)    The Lifetime Payment Percentage; multiplied by

  2)    The GLWB Value on the GLWB First Partial Surrender Date.

  The Lifetime Payment Amount will not increase as a result of any additional premiums received after the GLWB First Partial Surrender Date.

  The Lifetime Payment Amount may decrease as a result of partial surrenders according to the Effect of Partial Surrenders on Lifetime Payment Amount section of this Rider.

  In the event there are partial surrenders in excess of the Lifetime Payment Amount, the Lifetime Payment Amount is recalculated as explained in The Effect of Partial Surrender on Lifetime Payment Amount section of this Rider.

  In order to receive the Lifetime Payment Amount, the GLWB Covered Person must be living on the date of each payment.  We reserve the right to require proof that this condition is met.  We reserve the right to recover from the Owner or his/her estate any payments made after the death of the GLWB Covered Person.

  Effect of Partial Surrender on Lifetime Payment Amount

  During a Contract Year, if the total Gross Partial Surrender Amount is less than or equal to the Lifetime Payment Amount and in accordance with the terms of this Rider, the Lifetime Payment Amount will not change as a result of the partial surrenders.

  During a Contract Year, if the total Gross Partial Surrender Amount exceeds the Lifetime Payment Amount and in accordance with the terms of this Rider, the Lifetime Payment Amount will automatically reset to equal the lesser of:

  1)    The Lifetime Payment Amount immediately prior to the partial surrender; or

  2)    The Lifetime Payment Percentage in effect on the GLWB First Partial Surrender Date; multiplied by the greater of:

  (a)   The Contract Accumulation Value immediately after the partial surrender; or

  (b)   The GLWB Value immediately after the partial surrender.

  Effect of Spousal Continuance on the GLWB Value and Lifetime Payment Amount

  Upon the death of the GLWB Covered Person, the GLWB Value and the Lifetime Payment Amount will be reduced to zero and this Rider will terminate, unless the Contract is continued pursuant to the Spousal Continuance provision of the Contract.  If the Contract is continued under the Spousal Continuance provision, this Rider will continue only if the surviving spouse is the sole beneficiary.

  The Lifetime Payment Amount for the surviving spouse will be determined based on the surviving spouse’s Attained Age on the GLWB First Partial Surrender Date.  The Lifetime Payment Amount is paid to the surviving spouse until his or her date of death.

  [FREEDOM] DATE

  The date Your Accumulation Value no longer is reduced for Lifetime Payment Amounts, the GLWB Charge is no longer assessed against the Investment Options and You have full access to the Accumulation Value without affecting the Lifetime Payment Amount. The [Freedom] Date is achieved at:

  [20] years after the GLWB Issue Date if:

  a)    The GLWB Covered Person on the GLWB Issue Date is age [60] or older; or

  b)    If the youngest joint GLWB Covered Persons on the GLWB Issue Date is age [60] or older.

  [25] years after the GLWB Issue Date if:

  a)    The GLWB Covered Person on the GLWB Issue Date is less than age [60]; or

  b)    If the youngest joint GLWB Covered Persons on the GLWB Issue Date is less than age [60].

  On the [Freedom] Date the following occur

  If the GLWB First Partial Surrender Date occurs before the [Freedom] Date, the GLWB Cost will no longer apply and the Lifetime Payment Amount will continue until the death of the GLWB Covered Person.

  If You have taken less than the full Lifetime Payment Amount and have not taken any Gross Partial Surrender Amounts which exceed the Lifetime Payment Amount on the [Freedom] Date, We will increase Your withdrawal to the Lifetime Payment Amount.

  If You have taken any Gross Partial Surrender Amounts which exceed the Lifetime Payment Amount on the [Freedom] Date, We will begin paying the Lifetime Payment Amount adjusted for excess partial surrenders according to the LIFETIME PAYMENT AMOUNT section of this Rider.

  If You are taking the full Lifetime Payment Amount on the [Freedom] Date and have not taken any Gross Partial Surrender Amounts which exceed the Lifetime Payment Amount, the Lifetime Payment Amount will continue to be paid.

  If the GLWB First Partial Surrender Date has not occurred before the [Freedom] Date, the GLWB Cost will no longer apply and the Lifetime Payment Amount will begin.

  Your Accumulation Value will not be reduced by the Lifetime Payment Amounts on the [Freedom] Date. You will be able to access Your full Accumulation Value without affecting any future Lifetime Payment Amounts payments.

  SETTLEMENT PHASE

  This Rider will enter the GLWB Settlement Phase when the Contract Accumulation Value equals zero and the Lifetime Payment Amount is still greater than zero or if the [Freedom] date has been reached.  The GLWB Cost will not be deducted during the Settlement Phase.

  Settlement payments of an amount no greater than the Lifetime Payment Amount will automatically be paid to You each Contract Year during the life of the GLWB Covered Person.  The settlement payments will be paid no less frequently than annually. If the Contract is in GLWB Settlement Phase, Spousal Continuance is not available

  MATURITY DATE OF CONTRACT

  On the Maturity Date of the Contract to which this Rider is attached, You may choose between the following two options:

  1)    Elect a Contract Pay-Out Option; or

  2)    Continue this GLWB Rider.

  If You elect a Contract Pay-Out Option, the GLWB Value is reduced to zero and this GLWB Rider will terminate.  If You elect to continue this Rider, the Contract will terminate and the Lifetime Payment Amount will continue to be paid out for the life of the GLWB Covered Person.

  TERMINATION

  This Rider will terminate:

  1)    Upon change of ownership under the Contract, unless pursuant to the Spousal Continuation provisions of the Contract and this Rider; or

  2)    If there are joint GLWB Covered Persons, upon death of the surviving joint GLWB Covered Person; or

  3)    On the Maturity Date if a Pay-Out Option is elected (see MATURITY DATE OF CONTRACT provision); or

  4)    Upon the date annuity payments begin under the Contract; or

  5)    Upon the date the Contract Accumulation Value, the GLWB Value and the Lifetime Payment Amount all equal zero; or

  6)    On the date the Contract to which this Rider is attached terminates.

  Once terminated, this Rider may not be reinstated.

  REPORTS TO OWNER

  We will give You a report at least once each Contract Anniversary. Before the GLWB Partial Surrender Date, the report will direct you to contact Us for information regarding the GLWB Value. After the GLWB Partial Surrender Date the Lifetime Payment Amount will be included in the report.

  MISCELLANEOUS

  Except as modified by this Rider, the provisions of the Contract also apply to this Rider.

  [24(b)(9)(b) - POA]

  POWER OF ATTORNEY

  The undersigned Directors and Officers of Midland National Life Insurance Company, an Iowa corporation (the “Company”), hereby constitute and appoint Brian Hansen, Brett L. Agnew and Stacy Bagby and each of them (with full power to each of them to act alone), its true and lawful attorney-in-fact and agent, with full power of substitution to each, for it and on its behalf and in its name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 (including but not limited to: 33-16354; 33-76318; 333-14061; 333-14081; 333-80975; 333-58300; 333-148111; 333-148824; 333-153825; 333-119088; 333-108437; 333-71800; 33-64016; 333-128910; 333-128978; 333-176870) and if applicable under the Investment Company Act of 1940 (including but not limited to: 811-05271; 811-07772) with respect to any insurance contract(s): registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and they or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

  The consent of each of the undersigned Directors and Officers to the above-stated Power of Attorney, evidenced by writing their individual signatures below, are given with the intent to make such resolution effective as of the date specified above without regard to the date(s) such signatures may actually be written on this Power of Attorney.  This Power of Attorney may be executed by the Directors and Officers in one or more counterparts and each executed counterpart shall be deemed an original and all such executed counterparts when taken together shall be the consent to the Power of Attorney by the undersigned Directors and Officers.

  IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this            day of

  February, 2017.

  SIGNATURE                                         DATE               SIGNATURE                                         DATE

  /s/Darron K. Ash                                   3/24/17             /s/Willard Bunn, III                                 3/29/17

  Darron K. Ash                                                              Willard Bunn, III

  /s/James Roderick Clark                        3/24/17             /s/Thomas Corcoran                               3/24/17

  James Roderick Clark                                                   Thomas Corcoran

  /s/Esfandyar E. Dinshaw                        3/24/17             /s/William D. Heinz                              4/3/17

  Esfandyar E. Dinshaw                                                  William D. Heinz

  /s/Daniel M. Kiefer                                3/31/17             /s/Heather Kreager                                3/24/17

  Daniel M. Kiefer                                                          Heather Kreager

  /s/Michael M. Masters                           3/31/17             /s/Steven C. Palmiter                             3/31/17

  Michael M. Masterson                                                  Steven C. Palmitier

  /s/James Parker                                    3/24/17

  James Parker